                                                Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-113860


                                   * * * * * *


PROSPECTUS

                          ROBOTIC VISION SYSTEMS, INC.

                        9,861,580 shares of Common Stock

         The persons named on pages 40 and 41 of this prospectus, whom we call the "selling stockholders," may use this prospectus to offer and sell from time to time up to 9,861,580 shares of our common stock. Of such shares, 3,175,957 shares may be issued upon exercise of warrants and options held by the selling stockholders. We are registering these shares as required by the terms of registration rights agreements between us and the selling stockholders. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will receive no proceeds from the sale of any of these shares if they are sold by the selling stockholders.

         Our common stock is quoted on the OTC Bulletin Board under the symbol "RVSI." The closing price of our common stock on April 1, 2004 was $3.48 per share.

         PLEASE READ THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is April 6, 2004

                                TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----
Forward Looking Statements.......................................................................         i
Prospectus Summary...............................................................................         1
Risk Factors.....................................................................................         4
Price Range of Common Stock......................................................................         8
Selected Consolidated Historical Financial Data..................................................         9
Management's Discussion and Analysis of Financial Condition and Results of Operations ...........        10
Business.........................................................................................        24
Management.......................................................................................        32
Principal Stockholders...........................................................................        37
Certain Transactions.............................................................................        39
Selling Stockholders.............................................................................        40
Plan of Distribution.............................................................................        43
Description of Our Securities....................................................................        45
Legal Matters....................................................................................        47
Experts..........................................................................................        47
Where Can You Find More Information..............................................................        47
Index To Financial Statements....................................................................       F-1

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward-looking statements including statements regarding, among other items, financing activities and anticipated trends in our business, which are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based largely on our expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control, including the following: we may not have sufficient resources to continue as a going concern; any significant downturn in the highly cyclical semiconductor industry or in general economic conditions would likely result in a reduction of demand for our products and would be detrimental to our business; our Acuity CiMatrix business faces significant competition; we will be unable to achieve profitable operations unless we increase quarterly revenues or make further cost reductions; a loss of or decrease in purchases by one of our significant customers could materially and adversely affect our revenues and profitability; economic difficulties encountered by certain of our foreign customers may result in order cancellations and reduce collections of outstanding receivables; development of our products requires significant lead time and we may fail to correctly anticipate the technical needs of our markets; inadequate cash flows and restrictions in our banking arrangements may impede production and prevent us from investing sufficient funds in research and development; the loss of key personnel could have a material adverse effect on our business; our common stock is quoted on the OTC Bulletin Board; the large number of shares available for future sale could adversely affect the price of our common stock; and the volatility of our stock price could adversely affect the value of an investment in our common stock. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, including those set forth above, describe factors, among others, that could contribute to or cause such differences.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this prospectus. You should read the entire prospectus prior to deciding to purchase our common stock. Unless otherwise indicated, the information contained in this prospectus gives effect to a one-for-five reverse split of our common stock effected on November 26, 2003.

                                  OUR BUSINESS

         Robotic Vision Systems, Inc. designs, manufactures and markets machine vision, automatic identification and related products for the semiconductor capital equipment, electronics, automotive, aerospace, pharmaceutical and other industries. Founded in 1976, we use advanced technology including vision-enabled process equipment, high-performance optics, lighting and advanced hardware and software to offer a full range of automation solutions. In 1991, we introduced the first generation of our current principal product, the lead scanner, a three-dimensional machine vision system, which inspects the physical characteristics of packaged semiconductors. We have installed more than 1800 of the 2300 lead scanners used by the semiconductor industry since we entered that market. More recently, we have become a leader in designing and manufacturing products that utilize machine vision technology to read two-dimensional bar codes.

         We operate through two divisions that are also reportable segments: the Semiconductor Equipment Group, based in Hauppauge, New York, and the Acuity CiMatrix division, located in Nashua, New Hampshire.

     - The Semiconductor Equipment Group's primary business is the design, manufacture and marketing of systems that employ lasers to provide three-dimensional measurement and inspection of solder connection bumps on semiconductor wafers and leads and ball-grid-arrays on assembled chip packages. This group serves the semiconductor capital equipment market.

     - The Acuity CiMatrix division designs, manufactures and markets two primary product lines:

              - board-level vision systems used in the general purpose machine vision market for a variety of industrial applications; and

              - two-dimensional bar code reading systems and related products used in the automatic identification and data collection market to provide unit-level traceability of products and components for the semiconductor, aerospace, automotive, printed circuit board, pharmaceutical, and consumer products businesses.

         We were pioneers in the development of machine vision and have utilized our technology to enter the emerging market for two-dimensional bar code readers. We developed the technology and own the patents to Data Matrix, a two-dimensional bar code symbology that can be marked directly onto parts and components. We placed the Data Matrix symbology into the public domain to the extent necessary to enable compliance with standards promulgated for various industries. We retain patent rights for the use of Data Matrix in certain applications, including biometrics.

         We were incorporated in New York in 1976 and reincorporated in Delaware in 1977. Our executive offices are located at 486 Amherst Street, Nashua, New Hampshire 03063; our telephone number is (603) 598-8400.

                              RECENT DEVELOPMENTS
         In February 2004, we sold approximately 1.5 million shares of our common stock at a price of $3.00 per share, or an aggregate price of $4.4 million, and six-month warrants to purchase approximately 1.4 million shares of our common stock exercisable at a price of $3.10 per share, or an aggregate of $4.4 million. The proceeds of such sales are expected to be used for general corporate purposes. Barrington Research Associates, Inc., the placement agent for the transactions, received fees of $264,000 and warrants to purchase 20,000 shares of our common stock for the initial sales and will receive additional fees upon the exercise of the warrants.

                                  THE OFFERING

Common stock offered for sale
      by the selling stockholders.................... 9,861,580 shares (1)

Common stock to be outstanding after offering........ 22,087,782 shares (1)(2)

------------------------------

(1) Includes 3,175,957 shares issuable upon exercise of outstanding warrants held by the selling stockholders.

(2) Based upon our issued and outstanding shares of common stock as of March 1, 2004. This number excludes 991,936, 1,779,449 and 261,131 shares of common stock issuable as of March 1, 2004 upon exercise or conversion, as the case may be, of then outstanding warrants, employee stock options and a convertible note. An additional 189,125 shares are reserved for future grants under our employee stock option plans.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following tables set forth our summary consolidated financial results for the years ended September 30, 2003, 2002 and 2001 and for the three months ended December 31, 2003 and 2002 and should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The accompanying financial data for fiscal years ended September 30, 2003 and 2002 and for the three months ended December 31, 2003 and 2002 have been prepared assuming we will continue as a going concern (see Note 1 to the Consolidated Financial Statements).

                                                                                                           THREE MONTHS ENDED
                                                                 FISCAL YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                                                 -------------------------------           -------------------
                                                            2003              2002             2001         2003          2002
                                                            ----              ----             ----         ----          ----
                                                                                                                (UNAUDITED)
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues..........................................        $ 43,400          $ 59,243         $ 107,845       10,337        10,388
Loss before income taxes..........................        $(30,104)         $(41,774)        $ (84,406)      (4,637)       (8,534)
Provision for income taxes........................        $     --          $     --         $   9,220           --            --
Loss before cumulative effect of
  accounting change...............................        $(30,104)         $(41,774)        $ (93,626)      (4,637)       (8,534)
Cumulative effect of accounting
  change (1)......................................        $     --          $     --         $ (10,747)          --            --
Net loss..........................................        $(30,104)         $(41,774)        $(104,373)      (4,637)       (8,534)
Basic net loss per share..........................        $  (2.44)         $  (4.19)        $  (14.72)       (0.31)        (0.70)
Diluted net loss per share........................        $  (2.44)         $ ( 4.19)        $  (14.72)       (0.31)        (0.70)
Net loss per share, before
  cumulative effect of accounting change:
  Basic and diluted...............................        $  (2.44)         $  (4.19)        $  (13.22)       (0.31)        (0.70)
Cumulative effect of accounting change(1)
  Basic and diluted...............................        $     --          $     --         $   (1.50)          --            --
Net loss
  Basic and diluted...............................        $  (2.44)         $  (4.19)        $  (14.72)       (0.31)        (0.70)
Weighted average shares
  Basic and diluted...............................          12,337            10,019             7,137       15,129        12,178

(1) The effect of adopting Staff Accounting Bulletin No. 101 (SAB 101) was to increase fiscal 2001 revenues by $15,197,000 and to reduce the loss before cumulative effect of the accounting change by $8,107,000 (or $1.14 per share).

                                                   SEPTEMBER 30,               DECEMBER 31,
                                                   -------------               -------------
                                                  2003       2002             2003       2002
                                                  ----       ----             ----       ----
                                                                                (UNAUDITED)
                                                               (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Current assets.......................           $ 22,424   $37,855          $ 22,250   $32,507
     Total assets....................           $ 33,993   $56,889          $ 43,797   $50,193
Long term debt and other.............           $  1,285   $ 3,076          $  3,593   $ 3,045
     Total liabilities...............           $ 44,443   $43,652          $ 50,263   $42,430
Stockholders' equity (deficit).......           $(10,450)  $13,327          $ (6,466)  $ 4,719
Working capital (deficit)............           $(20,734)  $(2,721)         $(24,420)  $(9,923)

                                  RISK FACTORS

         You should carefully consider the following factors, as well as other information appearing elsewhere in this prospectus, before you decide to purchase our common stock.

     WE MAY NOT HAVE SUFFICIENT RESOURCES TO CONTINUE AS A GOING CONCERN

         Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, because of continuing negative cash flow and operating losses, there is no certainty that we will have the financial resources to continue in business.

         During fiscal 2003, we prepared and executed a plan to address our financial needs. Our plan included the sale of additional equity. We consummated private placements in September 2003 and February 2004. It also included the replacement of our existing revolving line of credit with a larger facility, which we completed on November 26, 2003. In addition, our plan includes restoring our businesses to positive cash flow and, thereafter, to profitability.

         Ultimately, we believe it is in our interest to sell our Semiconductor Equipment Group. To that end, in November 2002, we established a formal plan to sell SEG and, from that date until April 2003, we worked actively to find a buyer for that business. Because of improvements in the semiconductor and semiconductor capital equipment industries, in April 2003, we elected to lengthen out the sales process for this business to improve the likelihood that we will receive the highest possible price for that business.

         The sale of the Semiconductor Equipment Group, if completed, should be sufficient to pay down our debt, reduce accounts payable and provide working capital for our remaining businesses. However, because the proceeds of the prospective sale are uncertain, and because there will inevitably be a delay between the reaching of a definitive agreement and the completion of a sale of the division, we recognize that we must also continue actions to control operating expenses, inventory levels, and capital expenses; as well as to manage accounts payable and accounts receivable to enhance cash flow.

     ANY SIGNIFICANT DOWNTURN IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY OR IN GENERAL ECONOMIC CONDITIONS WOULD LIKELY RESULT IN A REDUCTION IN DEMAND FOR OUR PRODUCTS AND WOULD BE DETRIMENTAL TO OUR BUSINESS

         Our Semiconductor Equipment Group sells capital equipment to companies that design, manufacture, assemble and test semiconductor devices. The semiconductor industry is highly cyclical, causing in turn a cyclical impact on our financial results. Historically, any significant downturns in the markets for our customers' semiconductor devices, or in general economic conditions, has resulted in a reduction in demand for our products and has been detrimental to our business.

         We define bookings during a fiscal period as incoming orders deliverable to customers in the next eighteen months, less cancellations. Our bookings levels decreased each quarter from the third quarter of fiscal 2000 when they were $61.5 million through the second quarter of fiscal 2003 when they were $8.1 million. This decline mirrors the steep decline in the industry, where reports are that bookings rates are down significantly for manufacturers of test, assembly, and packaging. There is no consensus as to how long it will endure.

         As was the case in both the 1998-1999 and 2001-2002 downturns and the current economic downturn, our revenue and operating results declined as a result of a sudden and severe downturn in the semiconductor capital equipment industry. Downturns in the semiconductor capital equipment industry have been characterized by diminished product demand, excess production capacity and accelerated erosion of selling prices. In the past, we have experienced delays in commitments, delays in collecting accounts receivable and significant declines in demand for our product during these downturns, and we have experienced similar delays and declines in this downturn. Additionally, as a capital equipment provider, our revenues are driven by the spending patterns of our customers who often delay expenditures or cancel orders in reaction to variations in their businesses. Because a high proportion of our costs are fixed, we are limited in our ability to reduce expenses quickly in response to severe revenue shortfalls. In a contraction, we may not be able to reduce our significant fixed costs, such as our infrastructure and our continued investment in research and development.

         During a downturn, we may experience delays in collecting receivables, which may impose constraints on our working capital. In addition, a downturn in industry demand for our products may place us in a position of excessive inventories, which would further constrain cash flow. By way of illustration, we recorded provisions for excess and obsolete inventory of approximately $3.7 million, $4.9 million and $17.3 million during fiscal 2003, 2002 and 2001, respectively, as a consequence of an unexpected industry downturn.

     OUR ACUITY CIMATRIX BUSINESS FACES SIGNIFICANT COMPETITION

         Our machine vision business, Acuity CiMatrix, competes against both larger companies and specialized smaller organizations in its chosen markets. Our larger competitors are able to field more sales personnel and they offer customers greater financial strength. The smaller, specialized organizations against which we compete are generally private companies that may price their equipment at lesser profit. To win and hold customers in the machine vision market, we must show customers that our products are demonstrably superior in performance and offer features not found on competitors' offerings. There can be no assurance that customers will recognize our products as distinctive or offering superior performance for price.

     WE WILL BE UNABLE TO ACHIEVE PROFITABLE OPERATIONS UNLESS WE INCREASE QUARTERLY REVENUE OR MAKE FURTHER REDUCTIONS IN OUR COSTS

         We incurred net losses of $4.6 million, $30.1 million, $41.8 million and $104.4 million for the three months ended December 31, 2003 and for fiscal years ended September 30, 2003, 2002 and 2001, respectively, primarily attributable to the worldwide downturn in demand for semiconductor capital equipment. Our ability to achieve profitable operations will depend upon our ability to increase quarterly revenue levels or make further reductions in our costs. There can be no assurance that we will reduce our costs sufficiently in anticipation of declines in demand to return to profitability.

     A LOSS OF OR DECREASE IN PURCHASES BY ONE OF OUR SIGNIFICANT CUSTOMERS COULD MATERIALLY AND ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY

         The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of purchases of semiconductor capital equipment. Sales to our ten largest customers accounted for 43.1%, 34.4% and 30.0% of total revenues in fiscal years ended September 30, 2003, 2003 and 2001, respectively. One customer accounted for 10% of our revenues in fiscal years 2002 and 2001. A loss of or decrease in purchases by one of these customers could materially and adversely affect our revenues and profitability.

     ECONOMIC DIFFICULTIES ENCOUNTERED BY CERTAIN OF OUR FOREIGN CUSTOMERS MAY RESULT IN ORDER CANCELLATIONS AND REDUCE COLLECTIONS OF OUTSTANDING RECEIVABLES

         International sales, primarily to Asia and Western Europe, accounted for approximately 55.7%, 54.5% and 61.0% of our revenues for the fiscal years ended September 30, 2003, 2002 and 2001, respectively. In particular, sales to Taiwan, Korea and other Asian countries accounted for approximately 40.4%, 44.6% and 51.0% of our revenues for the fiscal years ended September 30, 2003, 2002 and 2001, respectively. While our sales in Asia are generally denominated in U.S. dollars, our international business may be affected by changes in demand resulting from fluctuations in currency exchange rates, trade restrictions, duties and other political and economic factors. By way of illustration, the Asian economic crisis in 1998 led to significant order cancellations from customers in Taiwan, Korea, Malaysia and the Philippines as currency devaluations prevented these customers from acquiring U.S. dollars at favorable exchange rates, thereby adversely affecting revenue, collections and profitability.

     DEVELOPMENT OF OUR PRODUCTS REQUIRES SIGNIFICANT LEAD TIME AND WE MAY FAIL TO CORRECTLY ANTICIPATE THE TECHNICAL NEEDS OF OUR MARKETS

         We must anticipate industry trends and develop products in advance of the commercialization of semiconductor capital equipment. We are required to make capital investments to develop new products before our customers commercially accept them. In addition, if we are not successful in developing enhancements or new generations of products, we may not be able to recover the costs of these investments or may incur significant losses. If we were not able to develop new products that meet the needs of our markets, our competitive position in our industries may be diminished and our relationships with our customers may be impaired.

     INADEQUATE CASH FLOW AND RESTRICTIONS IN OUR BANKING ARRANGEMENTS MAY IMPEDE OUR PRODUCTION AND PREVENT US FROM INVESTING SUFFICIENT FUNDS IN RESEARCH AND DEVELOPMENT

         The markets for our products are extremely competitive. Our near-term competitive position is dependent upon our ability to satisfy orders received in a timely manner. To do so, we need access to capital to rapidly increase our production capabilities. Maintaining our long-term competitive position will require our continued investment in research and product development. Our ability to satisfy orders received in a timely manner and to invest in research and product development may be limited by our cash flow availability and by our need to comply with covenants in our banking arrangements that may limit our production, research and product development expenditures. We were in compliance with the covenants of the credit agreement at December 31, 2003.

     THE LOSS OF KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

         Our success depends in large part upon our ability to hire and retain qualified personnel in technical and managerial positions. We have a limited number of employment agreements with our technical and managerial personnel. The market for employees with the combination of skills and attributes required to carry out our needs is extremely competitive. Our inability to hire and retain such personnel could adversely affect our growth and profitability.

              OUR COMMON STOCK IS QUOTED ON THE OTC BULLETIN BOARD

         On October 28, 2003, our common stock was delisted from The Nasdaq SmallCap Market. The delisting of our common stock could adversely affect (a) the liquidity and marketability of our common stock; (b) the trading price of our common stock; and (c) our relationships with vendors and customers.

         The basis of the delisting was our failure to amend, before an October 24, 2003 deadline set by a Nasdaq Listing Qualification Hearing Panel, our quarterly report on Form 10-Q for the quarter ended June 30, 2003 to include financial results reviewed by our former auditors. On October 31, 2003, we filed an amended quarterly report on Form 10-Q for the quarter ended June 30, 2003. We have appealed the delisting of our common stock from The Nasdaq SmallCap Market. Our common stock is now quoted on the OTC Bulletin Board.

     THE LARGE NUMBER OF SHARES AVAILABLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

         As of March 1, 2004, 261,131 shares of common stock were issuable upon conversion of convertible debt, and 1,797,509 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $6.28 per share, and 3,897,001 shares of common stock were issuable upon exercise of outstanding warrants with substantially all of these warrants having an exercise price of $0.01 to $25.00 per share. Substantially all of the shares underlying these options and warrants have been registered for resale, and none of them is subject to any contractual restrictions on resale. Future sales of any of these shares, or the anticipation of such sales, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. Further, any issuance of a substantial number of these shares could result in increased volatility in the price of our common stock.

     THE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK

         During the twelve month period ended March 1, 2004, the closing price of our common stock has ranged from a low of $0.60 to a high of $6.65. The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

         -    quarterly variations in operating results;

         - differences between our quarterly results of operations and securities analysts' estimates;

         - announcements of technological innovations, new products or strategic alliances;

         -    the announcement of the results of existing or new litigation; and

         -    news reports relating to companies or trends in our markets.

                           PRICE RANGE OF COMMON STOCK

         Our common stock is quoted on the OTC Bulletin Board under the symbol "RVSI". Between October 25, 2002 and October 27, 2003, our common stock was quoted on The Nasdaq SmallCap Market. Prior to October 25, 2002, our common stock was quoted on The Nasdaq National Market. The following table sets forth the high and low closing prices for our common stock for the periods indicated:


         THREE MONTHS ENDED                                HIGH                    LOW
         ------------------                                ----                    ---
March 31, 2004........................                    $4.50                   $3.15
December 31, 2003.....................                     4.05                    2.75

September 30, 2003....................                     6.65                    1.80
June 30, 2003.........................                     3.20                    0.80
March 31, 2003........................                     1.30                    0.55
December 31, 2002.....................                     2.75                    1.05

September 30, 2002....................                     4.45                    1.25
June 30, 2002.........................                     8.60                    4.30
March 31, 2002........................                     7.50                    5.00
December 31, 2001.....................                     6.80                    3.50

         This table gives effect to a one-for-five reverse stock split of our common stock, which was effected on November 26, 2003.

         The above quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not necessarily represent actual transactions.

         As of April 1, 2004, there were approximately 3,350 holders of record of our common stock and the closing price of our common stock was $3.48 per share.

         We have never paid any cash dividends and intend, for the foreseeable future, to retain any future earnings for the development of our business. Our bank credit agreement restricts our ability to pay dividends. Our future dividend policy will be determined by our board of directors on the basis of various factors, including our results of operations and financial condition.

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, both appearing elsewhere in this prospectus. The data as of September 30, 2003 and 2002 and for each of the three prior years ended September 30, 2003, have been derived from, and should be read in conjunction with, our audited consolidated financial statements and accompanying notes, which are contained elsewhere in this prospectus. The Balance Sheet Data as of September 30, 2001, 2000 and 1999 and the Statement of Operations Data for years 2000 and 1999 have been derived from our audited financial statements, which are not contained in this prospectus. The data as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 have been derived from our unaudited consolidated financial statements and accompanying notes, which are contained elsewhere in this prospectus. We believe that the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information contained in such financial statements. Our results of operations for the three months ended December 31, 2003 are not necessarily indicative of our results of operations for the entire year. The accompanying financial data for fiscal years ended September 30, 2003 and 2002 and for the three months ended December 31, 2003 and 2002 have been prepared assuming we will continue as a going concern (see Note 1 to the Consolidated Financial Statements). The weighted average shares and net income
(loss) per share amounts for all years presented give effect to the one-for-five reverse split of our common stock effected on November 26, 2003.

                                                                                                                THREE MONTHS ENDED
                                                                 FISCAL YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                                                                 -------------------------------                ------------------
                                                     2003        2002         2001        2000        1999        2003       2002
                                                     ----        ----         ----        ----        ----        ----       ----
                                                                                                                   (UNAUDITED)
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues........................................   $ 43,400    $ 59,243    $ 107,845    $223,193    $128,230    $10,337    $10,388
Income (loss) before income taxes...............   $(30,104)   $(41,774)   $ (84,406)   $ 10,725    $ (9,258)   $(4,637)   $(8,534)
Provision for income taxes......................   $     --    $     --    $   9,220    $      3    $     --    $    --    $    --
Income (loss) before cumulative effect of
  accounting change.............................   $(30,104)   $(41,774)   $ (93,626)   $ 10,722    $ (9,258)   $(4,637)   $(8,534)
Cumulative effect of accounting
  change(1).....................................   $     --    $     --    $ (10,747)   $     --    $     --    $    --    $    --
Net income (loss)...............................   $(30,104)   $(41,774)   $(104,373)   $ 10,722    $ (9,258)   $(4,637)   $(8,534)
Basic net income (loss) per share...............   $  (2.44)   $  (4.19)   $  (14.72)   $   1.58    $  (1.89)   $ (0.31)   $ (0.70)
Diluted net income (loss) per share.............   $  (2.44)   $  (4.19)   $  (14.72)   $   1.35    $  (1.89)   $ (0.31)   $ (0.70)
Net Income (loss) per share, before
  cumulative effect of accounting change:          $  (2.44)   $  (4.19)   $  (13.22)   $   1.58    $  (1.89)   $ (0.31)   $ (0.70)
  Basic.........................................   $  (2.44)   $  (4.19)   $  (13.22)   $   1.35    $  (1.89)   $ (0.31)   $ (0.70)
  Diluted.......................................                                                                           $
Cumulative effect of accounting change(1)
  Basic.........................................   $     --    $     --    $   (1.50)   $     --    $     --    $    --    $    --
  Diluted.......................................   $     --    $     --    $   (1.50)   $     --    $     --    $    --    $    --
Net Income (loss)
  Basic.........................................   $  (2.44)   $  (4.19)   $  (14.72)   $   1.58    $  (1.89)   $ (0.31)   $ (0.70)
  Diluted.......................................   $  (2.44)   $  (4.19)   $  (14.72)   $   1.35    $  (1.89)   $ (0.31)   $ (0.70)
Weighted average shares
  Basic.........................................     12,337      10,019        7,137       6,286       5,134     15,129     12,178
  Diluted.......................................     12,337      10,019        7,137       7,961       5,134     15,129     12,178

------------------
(1)      The effect of adopting Staff Accounting Bulletin No. 101 (SAB
101) was to increase fiscal 2001 revenues by $15,197,000 and to reduce the loss before cumulative effect of the accounting change by $8,107,000 (or $1.14 per share).

                                                                AT SEPTEMBER 30,                              DECEMBER 31,
                                                                ----------------                            ----------------
                                             2003        2002         2001        2000         1999         2003        2002
                                             ----        ----         ----        ----         ----         ----        ----
                                                                                                              (UNAUDITED)
                                                                   (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Current assets........................     $ 22,424     $37,855     $55,353     $143,564     $ 77,636     $ 22,250     $32,507
     Total assets.....................     $ 33,993     $56,889     $87,947     $195,484     $123,201     $ 43,797     $50,193
Long term debt and other liabilities..     $  1,285     $ 3,076     $ 7,240     $  2,499     $  2,855     $  3,593     $ 3,045
     Total liabilities................     $ 44,443     $43,652     $47,448     $ 49,924     $ 76,106     $ 50,263     $42,430
Prepaid warrants......................           --          --     $ 7,067     $  8,644     $  9,105           --          --
Stockholders' equity (deficit)........     $(10,450)    $13,327     $33,432     $136,916     $ 37,990     $ (6,466)    $ 4,719
Working capital (deficit).............     $(20,734)    $(2,721)    $15,145     $ 96,139     $  4,385     $(24,420)    $(9,923)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with "Selected Consolidated Historical Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

      Our business activity involves the development, manufacture, marketing and servicing of machine vision equipment for a variety of industries, including the global semiconductor industry. Demand for products can change significantly from period to period as a result of numerous factors including, but not limited to, changes in global economic conditions, supply and demand for semiconductors, changes in semiconductor manufacturing capacity and processes and competitive product offerings. Due to these and other factors, our historical results of operations including the periods described herein may not be indicative of future operating results.

      Our consolidated financial statements have been prepared assuming that we will continue as a going concern. We have incurred net losses in the three months ended December 31, 2003 and the twelve months ended September 30, 2003, 2002 and 2001 amounting to $4.6 million, $30.1 million, $41.8 million, and $104.4 million, respectively. Net cash used in operating activities amounted to $6.3 million, $2.9 million, $25.9 million and $12.6 million in the three months ended December 31, 2003 and the twelve months ended September 30, 2003, 2002 and 2001, respectively. Further, we have debt payments past due which relate to prior years' acquisitions. We continue to implement plans to control operating expenses, inventory levels, and capital expenditures as well as plans to manage accounts payable and accounts receivable to enhance cash flows.

      As of December 15, 2001, we sold our one-dimensional material handling product line ("material handling business"), which had been part of our Acuity CiMatrix division, to affiliates of SICK AG of Germany for approximately $11.5 million. This price included the right to receive $0.5 million following the expiration of a 16-month escrow to cover indemnification claims. The costs of this transaction were approximately $0.8 million. For the period from October 1, 2001 through December 15, 2001, the material handling business had revenues of approximately $2.8 million and had an operating loss of approximately $250,000. The material handling business had revenues and operating income of approximately $16.1 million and $200,000, respectively, in fiscal 2001. The sale of the business reduced our revenues and operating expenses in future quarters. On June 5, 2003, we came to an agreement with SICK AG on the remaining escrow in the amount of $350,000 and recorded the amount as a net gain in the year ended September 30, 2003.

      In November 2002, we adopted a formal plan to sell the SEG business. In the period since the formal plan was adopted, the semiconductor equipment industry has entered the early stages of a growth cycle driven by rising semiconductor industry sales. Also, during this period the SEG business has (a) lowered its fixed costs and breakeven level of revenues, (b) reduced its liabilities through a series of debt-for-equity exchanges, and (c) recruited an experienced high technology executive to run the operations and oversee its eventual sale. While there can be no assurance of a successful outcome, we believe that given these changes in the business and the concurrent improvement in the semiconductor capital spending environment, the SEG business has the potential to generate positive cash flow from operations and return to profitability. Accordingly, we believe the timing of the SEG business' sale should be lengthened to allow for the realization of a sale price that more closely reflects what we believe is the business' inherent value. We have not changed our belief that the sale of the SEG business is in the best interests of shareholders, nor have we changed our desire to consummate a sale of the SEG business at the earliest date. We are in continuing discussions with interested buyers.

      The sale of SEG, if completed, is expected to result in sufficient proceeds to pay down a significant portion of our debt, reduce accounts payable, and provide working capital for our remaining business, however, no assurance can be given that SEG will be sold at a price, or on sufficient terms, to allow for such a result. Because the timing and proceeds of a prospective sale of SEG is uncertain, we took steps during fiscal 2003 and the first and second quarters of fiscal 2004 to improve our long-term self-sufficiency of working capital.

      On December 4, 2002, Pat V. Costa, our Chairman, President and CEO, loaned us $0.5 million and we issued a 9% Convertible Senior Note.

      On September 26, 2003, we raised $5.0 million in gross proceeds ($4.6 million, net of offering expenses) in a private placement of our shares and warrants to accredited investors. In December 2003 the lead investor in the September 26, 2003 private placement exercised an option to invest an additional $1.0 million.

      On November 26, 2003, we completed a new revolving credit line with an aggregate $13.0 million of availability, a $3.0 million increase from our previous facility. The net proceeds of these financing activities will be used for general corporate purposes, including working capital to support growth. Our plans also call for continued actions to control operating expenses, inventory levels, and capital expenses, as well as to manage accounts payable and accounts receivable to enhance cash flow.

      In February 2004, we completed private placements of our common stock and warrants, which raised $4.4 million in gross proceeds ($4.1 million, net of offering expenses). A total of approximately 1.5 million shares of common stock were sold to accredited investors at $3.00 per share. We also issued to these accredited investors warrants to purchase up to approximately 1.4 million shares at $3.10 per share. The net proceeds from the private placements will be used for general corporate purposes, including working capital to support growth.

Critical Accounting Policies and Estimates

      Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

      Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. On an on-going basis, management evaluates its estimates and judgments, including those related to going concern considerations, the allowance for doubtful accounts, inventories, intangible assets, income taxes, warranty obligations, restructuring costs, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. We have identified certain critical accounting policies, which are described below:

      REVENUE RECOGNITION

      In fiscal 2001, we changed our method of accounting for revenue on certain semiconductor equipment sales to comply with SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Previously, we generally recognized revenue upon shipment to the customer, and accrued the cost of providing any undelivered services associated with the equipment at the time of revenue recognition. Under the new accounting method, adopted as of October 1, 2000, we now recognize revenue based on the type of equipment that is sold and the terms and conditions of the underlying sales contracts including acceptance provisions.

      We defer all or a portion of the gross profit on revenue transactions that include acceptance provisions. If the amount due upon acceptance is 20% or less of the total sales amount, we recognize as revenue the amount due upon shipment. We record a receivable for 100% of the sales amount and the entire cost of the product upon shipment. The portion of the receivable that is due upon acceptance is recorded as deferred gross profit until such time as final acceptance is received. When client acceptance is received, the deferred gross profit is recognized in the statement of operations.

      If the amount due upon acceptance is more than 20% of the total sales amount, we recognize no revenue on the transaction. We record a receivable for 100% of the sales amount and remove 100% of the cost from inventory. The entire receivable and entire inventory balance is then recorded with an offsetting adjustment to deferred gross profit. When client acceptance is received, deferred gross profit is relieved and total sales and cost of sales are recognized in the statement of operations.

      PROVIDING FOR BAD DEBTS

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. These estimated allowances are periodically reviewed, on a case-by-case basis, analyzing the customer's payment history and information regarding customers' creditworthiness known to us. In addition, we record a reserve based on the size and age of all receivable balances against which we do not have specific reserves. If the financial condition of our customers was to deteriorate, resulting in their inability to make payments, additional allowances may be required.

      INVENTORY VALUATION

      We reduce the carrying value of our inventory for estimated obsolescence or excess inventory by the difference between the cost of inventory and its estimated net realizable value based upon assumptions about future demand and market conditions. There can be no assurance that we will not have to take additional inventory provisions in the future, based upon a number of factors including: changing business conditions; shortened product life cycles; the introduction of new products and the effect of new technology.

      GOODWILL AND OTHER LONG-LIVED ASSET VALUATIONS

      In June 2001, the FASB issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001. We adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

      In accordance with SFAS 142, we initiated a goodwill impairment assessment during the first quarter of fiscal 2003. The results of this analysis concluded that there was no impairment charge. We conduct a periodic assessment, annually or more frequently, if impairment indicators exist on the carrying value of our goodwill.

      INCOME TAX PROVISION

      We record a valuation allowance against deferred tax assets when we believe that it is more likely than not that these assets will not be realized. Because of our recurring losses and negative cash flows, we have provided a valuation allowance against all deferred tax as of December 31, 2003 and September 30, 2003.

      PROVIDING FOR WARRANTIES

      We estimate the cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, and revisions to the estimated warranty liability may be required. In addition, we recorded warranty provisions totaling $0.2 million, $0.8 million and $2.0 million during fiscal years 2003, 2002 and 2001 respectively and $6 thousand and $80 thousand during the three month periods ended December 31, 2003 and December 31, 2002, respectively.

      RESTRUCTURING PROVISIONS

      In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue No. 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. We adopted the provisions of SFAS 146 effective for exit or disposal activities initiated after December 31, 2002. The effect of adopting SFAS 146 is recognized in the consolidated financial statements as a restructuring charge.

      STOCK-BASED COMPENSATION

      In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure", which amends SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted by SFAS 123, we have elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25," and have adopted the disclosure-only provisions of SFAS 123. Accordingly, for financial reporting purposes, compensation cost for stock options granted to employees is measured as the excess, if any, of the estimated fair market value of our stock at the date of the grant over the amount an employee must pay to acquire the stock. Equity instruments issued to nonemployees are accounted for in accordance with FAS 123 and Emerging Issues Task Force ("EITF") Abstract No. 96-18,

"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

      Had compensation cost for our stock based compensation plans and employee stock purchase plan been determined on the fair value at the grant dates for awards under those plans, consistent with SFAS No. 123, our net loss and net loss per share would have been reported at the pro-forma amounts indicated below.

                                                                           THREE MONTHS ENDED
                                                                              DECEMBER 31,
                                                                              ------------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE)
                                                                    --------------------------------
                                                                       2003                2002
                                                                      -------             -------
Net loss                                                              $(4,637)            $(8,534)
                                                                      -------             -------
Deduct: Total stock-based compensation expense determined under the fair value based method for all stock option awards (net of
related tax effects)                                                     (436)               (569)
                                                                      -------             -------
  Net loss -- pro forma                                               $(5,073)            $(9,103)
                                                                      =======             =======
Loss per share:
  Basic and diluted -- as reported                                    $ (0.31)            $ (0.70)
                                                                      =======             =======
  Basic and diluted -- pro forma                                      $ (0.34)            $ (0.75)
                                                                      =======             =======

      LITIGATION RESERVES

      We periodically assess our exposure to pending litigation and possible unasserted claims against us in order to establish appropriate litigation reserves. In establishing such reserves, we work with our counsel to consider the availability of insurance coverage, the likelihood of prevailing on a claim, the probable costs of defending the claim, and the prospects for, and costs of, resolution of the matter. It is possible that the litigation reserves established by us will not be sufficient to cover our actual liability and future results of operations for any particular quarterly or annual period could be materially adversely affected by the outcome of certain litigation or claims.

RESULTS OF OPERATIONS

            Three Months Ended December 31, 2003 and 2002

      Bookings and revenues in the three month period ended December 31, 2003 were $12.5 million and $10.3 million, respectively, as compared to $9.0 million and $10.4 million in the three month period ended December 31, 2002. The increase in bookings reflects growth in our markets and increasing demand for our products. The modest decrease in revenues reflects lingering concern about our financial condition coupled with the financial constraints experienced in the months prior to the period ended December 31, 2003, impacting our ability to procure inventory necessary to satisfy customer orders.

      Revenues for our Semiconductor Equipment Group were $4.6 million for the three month period ended December 31, 2003, which represented 44.6% of our total revenues, compared to $5.3 million or 51.3% of revenues in three month period ended December 31, 2002. This decline in revenues of 13.5% versus the same period of the prior year is a result of the financial constraints prior to the equity and debt financing activities combined with the lengthening lead times to procure inventory necessary to satisfy customer orders.

      Revenues for our Acuity CiMatrix division were $5.7 million for the three month period ended December 31, 2003, which represented 55.4% of our total revenues, compared to $5.1 million or 48.7% of total revenues in the three month period ended December 31, 2002. This increase in revenues of 13.3% versus the same period of the prior year is a result of increased demand for our products offset by the combination of lengthening material procurement lead times combined with the financial constraints we experienced prior to the equity and debt financings.

      Our gross profits in the three month period ended December 31, 2003 increased by approximately $1.9 million in comparison to the same period of the prior year. The profit improvement is due to higher gross margins, as a percentage of revenues, in the latest period in comparison to the prior year period and is offset slightly by a lower level of revenues in the latest period. Our gross margins in the latest period were 48.9% compared to 29.9% in the prior year period. The increase is largely attributable to a lower level of manufacturing overhead expenses in the latest period as a result of cost reduction measures initiated during fiscal 2003, product mix and the reduction of excess and obsolescence inventory reserves of $0.3 million recorded in the prior year period as a result of inventory sold.

      Research and development expenses were $2.6 million, or 25.6% of revenues, in the three month period ended December 31, 2003 compared to $3.2 million, or 30.5% of revenues, in the three month period ended December 31, 2002. The lower level of expenses reflects lower fixed costs as a result of cost reductions taken in fiscal years 2002 and 2003 offset by increased spending in new product development during the latest period. We intend to continue to invest in new wafer scanning systems and enhanced capabilities for our lead scanning systems in our Semiconductor Equipment Group and to enhance our machine vision and two-dimensional barcode reading products in our Acuity CiMatrix division.

      In the three month period ended December 31, 2003, we capitalized approximately $0.2 million in software development costs under SFAS 86, "Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed," as compared with $0.4 million in the three month period ended December 31, 2002. The related amortization expense was $0.5 million during the three month period ended December 31, 2003 compared to $0.7 million during the three month period ended December 31, 2002. The amortization expense is included in cost of sales.

      Selling, general and administrative expenses were $6.4 million, or 61.7% of revenues, in the three month period ended December 31, 2003, compared to $8.1 million, or 78.4% of revenues, in the three month period ended December 31, 2002. The lower level of expenses in the latest period reflects lower fixed costs as a result of cost reductions undertaken during fiscal 2003.

      During the three month periods ended December 31, 2003 and 2002, we recorded restructuring charges of $0 and $0.2 million, respectively. During the three month period ended December 31, 2002, certain SEG senior management and technical employees were granted retention agreements. These agreements allow for employees to receive cash and stock benefits for remaining with the Company and continuing through the sale of SEG. The cash value of the award is approximately $0.7 million. The Company is accruing these agreements over the expected service period, which has been based upon the estimated timing of the sale of SEG. The Company accrued approximately $0.2 million as of December 31, 2002.

      A summary of the remaining restructuring costs as of December 31, 2003 is as follows (in thousands):

                                                      Q1
                                  LIABILITY AT    FISCAL 2004      CASH      NON-CASH     LIABILITY AT
                                    SEPT. 30,       AMOUNTS       AMOUNTS     AMOUNTS     DECEMBER 31,
                                      2003          ACCRUED      INCURRED    INCURRED         2003
                                      ----          -------      --------    --------         ----
Severance payments to employees     $    46          $ --          $ 29      $     --        $   17
Exit costs from facilities            1,316            --            10         1,000           306
Retention agreements                    600            --            --            --           600
                                    -------          ----          ----      --------        ------
    Total                           $ 1,962          $ --          $ 39      $  1,000        $  923
                                    =======          ====          ====      ========        ======

      During the three month period ended December 31, 2003, we issued 25,000 shares of our common stock to a supplier in exchange for the cancellation of approximately $19,000 of trade indebtedness owed to the supplier and outstanding purchase commitments totaling approximately $355,000. We reported a loss from debt restructuring of approximately $77,000 for the three months ended December 31, 2003.

      On October 20, 2003 we entered into an agreement to sell certain assets of our Systemation Business consisting primarily of inventory and intellectual property. Under the terms of the sale agreement, we received $40,000 in cash and a promissory note for the notional amount of approximately $3.6 million. The note is repayable in increasing periodic payments through November 15, 2008. We have reflected the note at its estimated fair value of approximately $2.6 million at an estimated effective interest rate of 18%. We made certain assumptions in valuing the promissory note, including existing market conditions, marketability of the note, and other market variables affecting the realization of the note during the long period involved. We have concluded that collection of the note cannot be reasonably assured, on the basis that the buyer is a new entity with limited financial history upon which to make a determination. Henceforth, we have also deferred the gain on this sale of approximately $2.2 million, which will be recognized as payments are received on the note.

      Net interest expense was $0.6 million and $0.3 million in the three month periods ended December 31, 2003 and December 31, 2002, respectively. The greater interest expense in the latest period reflects the larger outstanding balance and the higher interest rate of the new facility entered into on November 26, 2003. The expense in the current period also includes the amortization of the financing costs associated with the new facility and the amortization of the cost of the warrant issued to the lender.

      There were no tax provisions in the three months ended December 31, 2003 and 2002, due to the losses incurred and full valuation allowance provided against net operating loss carryforwards.


     Fiscal Years Ended September 30, 2003 and 2002

         Bookings and revenues in the fiscal year ended September 30, 2003 were $39.6 million and $43.4 million, respectively, as compared to $58.1 million and $59.2 million in the fiscal year ended September 30, 2002. The bookings and revenues in the fiscal year ended September 30, 2002, included $1.7 million and $2.8 million, respectively, associated with our material handling business. Excluding the material handling business, bookings and revenues were each $56.4 million in the fiscal year ended September 30, 2002. The decline in our bookings and revenues in the current fiscal year is a reflection of a general industry slowdown, as a result of which our customers have decreased demand for our products, the uncertainty surrounding the potential sale of SEG as well as our financial constraints impacting our ability to procure inventory necessary to satisfy customer orders.

         Revenues for our Semiconductor Equipment Group were $25.4 million for the fiscal year ended September 30, 2003, which represented 58.6% of our total revenues, compared to $34.2 million or 57.8% of revenues in fiscal 2002. This decline in revenues of 25.6% versus fiscal 2002 is a result of decreased demand for our products, the uncertainty surrounding the potential sale of SEG as well as our financial constraints impacting our ability to procure inventory necessary to satisfy customer orders.

         Revenues for our Acuity CiMatrix division were $18.0 million for the fiscal year ended September 30, 2003, which represented 41.4% of our total revenues, compared to $25.1 million or 42.2% of total revenues in fiscal 2002. This decline in revenues of 28.4% versus fiscal 2002 is a result of decreased demand for our products as well as our financial constraints impacting our ability to procure inventory necessary to satisfy customer orders. Excluding the material handling business revenues of $2.8 million in fiscal 2002, the decline in revenues during fiscal 2003 was 19.3%.

         Our gross profits in fiscal 2003 declined by approximately $1.2 million from fiscal 2002. The decrease is due to the lower level of revenues in fiscal 2003. Offsetting the lower level of revenues is an increase in our gross margins, as a percentage of revenues, in fiscal 2003 in comparison to fiscal 2002. Our gross margins in fiscal 2003 were 30.2% compared to 24.1% in fiscal 2002. The increase is largely attributable to a lower level of manufacturing overhead expenses in fiscal 2003 as a result of cost reduction measures initiated during fiscal 2003. The improvement in gross margins also reflects greater charges of $4.7 million recorded in fiscal 2002 in comparison with $3.7 million in fiscal 2003 for excess and obsolete inventory reserves.

         Research and development expenses were $10.2 million, or 23.5% of revenues, in the fiscal year ended September 30, 2003, compared to $18.6 million, or 31.4% of revenues, in the fiscal year ended September 30, 2002. Excluding the effects of the material handling business, research and development expenses were $18.2 million or 30.7% of revenues in the fiscal year ended September 30, 2002. The lower level of expenses reflects a lower level of fixed costs as a result of cost reductions taken in fiscal years 2002 and 2003. We intend to continue to invest in new wafer scanning systems and enhanced capabilities for our lead scanning systems in our Semiconductor Equipment Group and to enhance our machine vision and two-dimensional barcode reading products in our Acuity CiMatrix division.

         In the fiscal year ended September 30, 2003, we capitalized approximately $1.2 million in software development costs under SFAS 86, "Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed", as compared with $1.4 million in the fiscal year ended September 30, 2002. The related amortization expense was $2.8 million during fiscal 2003 compared to $3.4 million during fiscal 2002. The amortization costs are included in cost of sales.

         Selling, general and administrative expenses were $30.9 million, or 71.1% of revenues, in the fiscal year ended September 30, 2003, compared to $36.9 million, or 62.3% of revenues, in the fiscal year ended September 30, 2002. Excluding the effects of the material handling business, selling, general and administrative expenses in fiscal 2002 were $36.2 million, or 61.0% of revenues. The lower level of expenses in fiscal 2003 reflects a combination of lower levels of variable selling expenses associated with the decrease in revenues and the lower level of fixed costs, as a result of the many cost reductions taken. Also, as a result of the slowdown experienced by SEG, we identified certain purchase commitments for products that have been discontinued. We have recorded a $1.1 million charge to selling, general and administrative expenses related to these commitments during fiscal 2003.

         Restructuring -- In February 2003, we closed our New Berlin, Wisconsin and Tucson, Arizona facilities, and consolidated these SEG operations into our Hauppauge, New York facility. This restructuring included costs related to the closing of these facilities, writing off tangible and intangible assets and a reduction of approximately 50 employees. The charge for this restructuring totaling $3.5 million was comprised of facility exit costs of $2.5 million, property plant and equipment write-offs of $0.4 million, severance charges of $0.2 million, and other asset write-offs of $0.4 million. As of September 30, 2003, we had substantially reached an agreement pertaining to our lease for the New Berlin, Wisconsin facility and on October 31, 2003, we reached a settlement. In exchange for the release of all past and future obligations, we issued the landlord a $1.0 million note payable in 36 equal payments of approximately $31,000 each. The note reflects an effective interest rate of approximately 8.7% and is payable in full upon the occurrence of certain events, including the sale of SEG. In addition to the note, we issued a three-year warrant to purchase 20,000 shares of common stock at an exercise price of $0.05 per share. The effect of this settlement was to reduce the facility exit costs recorded in February 2003 of $2.5 million by $1.1 million, resulting in a facility exit cost charge of $1.4 million for the fiscal year ended September 30, 2003.

         Also during the fiscal year period ended September 30, 2003, we took additional steps in order to reduce our costs, including a reduction of approximately 25 employees at our Hauppauge, New York and Canton, Massachusetts facilities, resulting in severance costs of approximately $0.2 million.

         In November 2002, certain SEG senior management and technical employees were granted retention agreements. These agreements allow for employees to receive cash and stock benefits for remaining with us and continuing through the anticipated sale of SEG. The current cash value of the award is approximately $0.7 million. We are accruing these agreements over the expected service period, which has been based upon the estimated timing of the sale of SEG. We accrued approximately $0.6 million as of September 30, 2003.

         During the quarter ended September 30, 2003, we incurred costs related to the closing of a foreign office, totaling approximately $0.1 million. In connection with this closing, employee severance costs relating to two employees were recorded in addition to facility exit costs.

         Impairments -- In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", we conduct a periodic assessment, annually or more frequently, if impairment indicators exist, on the carrying value of our goodwill. The assessment is based on estimates of future income from the reporting units and estimates of the market value of the units. These estimates of future income are based upon historical results, adjusted to reflect our best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates. In addition, the estimated future market value for our reporting units is based on management's judgment.

         In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review the carrying value of long-lived assets when circumstances indicate that they should be reevaluated, based upon the expected future operating cash flows of our business. These future cash flow estimates are based on historical results, adjusted to reflect our best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates, and accordingly could result in additional impairment of our long-lived assets.

         During the year ended September 30, 2003, we recorded charges related to the impairment of certain long-lived assets and intangible assets, which totaled $0.6 million.

         A summary of the 2003 remaining restructuring and impairment costs is as follows (in thousands):

                                                            LIABILITY AT     CHARGES     CASH     NON-CASH   LIABILITY AT
                                                            SEPTEMBER 30,   IN FISCAL   AMOUNTS    AMOUNTS   SEPTEMBER 30,
                                                                2002          2003     INCURRED   INCURRED       2003
                                                            -------------  ----------  --------  ----------  -------------
RESTRUCTURING
Severance payments to employees.........................      $     98     $      467  $    519  $       --    $      46
Exit costs from facilities..............................            77          1,443       204          --        1,316
Write-off of other tangible and intangible assets.......            --            815        --         815           --
Retention agreements....................................            --            600        --          --          600
                                                              --------     ----------  --------  ----------    ---------
Subtotal restructuring..................................           175          3,325       723         815        1,962
                                                              --------     ----------  --------  ----------    ---------
IMPAIRMENTS
Goodwill................................................            --            564        --         564           --
                                                              --------     ----------  --------  ----------    ---------
Total Restructuring and Impairments.....................      $    175     $    3,889  $    723  $    1,379    $   1,962
                                                              ========     ==========  ========  ==========    =========

         During the fiscal year ended September 30, 2003, we issued 439,785 shares of our common stock to certain suppliers in exchange for the cancellation of approximately $2.8 million of indebtedness owed to such suppliers. This debt restructuring also included the cancellation of certain of our purchase order commitments totaling approximately $2.8 million. We have reported a gain from debt restructuring of $1.5 million in other gains for the fiscal year ended September 30, 2003.

         Other gains for the fiscal year ended September 30, 2003, also included a gain relating to a settlement with a major customer in the amount of $1.0 million. On April 11, 2003, we entered into a Settlement and Release Agreement with this customer, which provided for the release of certain claims among the parties and the $1.0 million payment to us.

         Net interest expense was $1.3 million in the fiscal year ended September 30, 2003, as compared to $1.2 million in the fiscal year ended September 30, 2002. The applicable interest rate under the revolving credit facility is prime plus 2% as of September 30, 2003.

         There were no tax provisions in the fiscal years ended September 30, 2003 and 2002, due to the losses incurred and full valuation allowance provided against net operating loss carryforwards.

         In fiscal 2003, we had a net loss of $30.1 million or a loss of $2.44 per share. For fiscal 2002, we had a net loss of $41.8 million, or a loss of $4.19 per share.

     Fiscal Years Ended September 30, 2002 and 2001

         The following discussion of results of operations includes the operations of the material handling business in the prior periods as the basis of the analysis, unless otherwise noted.

         Our bookings and revenues are inevitably tied to the growth or contraction of the overall semiconductor industry and the changes in capital spending by semiconductor companies. We define bookings during a fiscal period as incoming orders deliverable to customers in the next eighteen months less known cancellations.

         In fiscal 2002, bookings were $58.1 million compared to $71.4 million for fiscal 2001, a decrease of 18.6%. Bookings associated with the material handling business during fiscal 2002 and fiscal 2001 were $1.7 million and $15.7 million, respectively. Excluding the material handling business, bookings during fiscal 2002 were $56.4 million compared to $55.7 million during fiscal 2001, an increase of 1.3%. For the three month period ended September 30, 2002, bookings were $14.2 million compared to $15.7 million for the three month period ended June 30, 2002, to $18.4 million for the three month period ended March 31, 2002, $9.8 million for the three month period ended December 31, 2001 and $15.0 million for the three month period ended September 30, 2001. For the three month periods ended September 30, 2002, June 30, 2002, March 31, 2002, December 31, 2001 and September 30, 2001, bookings associated with the material handling business were none, none, none, $1.7 million and $2.7 million, respectively. The slight increase in our bookings in the last year, excluding the material handling business, was a result of increased demand for our two-dimensional bar code reading systems and related products, offset by a continued decrease in demand for our semiconductor inspection and handling equipment products.

         Our revenues were $59.2 million for the fiscal year ended September 30, 2002, compared to $107.8 million for the fiscal year ended September 30, 2001, a decrease of 45.1%. Revenues associated with the material handling business during the fiscal years ended September 30, 2002 and September 30, 2001 were $2.8 million and $16.1 million, respectively. Our revenues excluding the material handling business for the fiscal year ended September 30, 2002 were $56.4 million compared to $91.7 million for the fiscal year ended September 30, 2001, a decrease of 38.5%. For the three month period ended September 30, 2002, revenues were $14.9 million compared to $15.3 million for the three month period ended June 30, 2002, to $14.0 million for the three month period ended March 31, 2002, $15.0 million for the three month period ended December 31, 2001 and $16.5 million for the three month period ended September 30, 2001. For the three month periods ended September 30, 2002, June 30, 2002, March 31, 2002, December 31, 2001 and September 30, 2001, revenues associated with the material handling business were none, none, none, $2.8 million and $3.6 million, respectively. The reason for the decline in our revenues in the last year excluding the material handling business, is due to the continued slowdown in demand for our Semiconductor Equipment Group products, offset in part by the increased demand for our two-dimensional bar code reading systems and related products.

         In fiscal 2002, revenues for our Semiconductor Equipment Group were $34.2 million, which represented 57.8% of total revenues, compared to $71.8 million or 66.6% of revenues in fiscal 2001. Overall, revenues declined 52.4% in our Semiconductor Equipment Group during fiscal 2002. For the three month period ended September 30, 2002, revenues were $10.0 million in comparison to revenues of $10.5 million for the three months ended June 30, 2002 to $7.3 million for the three months ended March 31, 2002 and $6.4 million for the three months ended December 31, 2001. The decrease in our revenues in fiscal 2002 reflects a continued dramatic slowdown in demand from the semiconductor capital equipment industry.

         In fiscal 2002, revenues for our Acuity CiMatrix division were $25.1 million, representing 42.2% of total revenue, compared to $36.0 million or 33.4% of revenues in fiscal 2001. The decline in fiscal 2002 revenues compared to fiscal 2001 revenues of 30.4%, is attributable to the loss of revenues resulting from the sale of the material handling business. Revenues associated with the material handling business during the fiscal years ended September 30, 2002 and September 30, 2001 were $2.8 million and $16.1 million, respectively. Excluding the material handling business, revenues during fiscal 2002 were $22.3 million compared to $19.8 million during fiscal 2001, an increase of 12.6%. This increase was a result of increased sales of two-dimensional bar code reading systems and related products. The Acuity CiMatrix division revenues were $4.9 million for the three months ended September 30, 2002, which compares to revenues of $4.9 million in the three months ended June 30, 2002, $6.8 million in the three months ended March 31, 2002 and $5.7 million in the three months ended December 31, 2001, excluding revenues associated with the material handling business.

         We review and evaluate the excess, obsolescence and net realizable value of inventories on a quarterly basis. The carrying value of the inventory is compared to the future realizable value of such products given sales prices and revenue projections. Substantially all inventory provisions recorded during fiscal 2002 and 2001 related to excess inventories. We believe that these provisions have reduced the inventories to their appropriate net realizable value. However, there can be no assurance that we will not have to take additional inventory provisions in the future, based upon a number of factors including: changing business conditions; shortened product life cycles; the introduction of new products and the effect of new technology. Our gross profit margins, as a percentage of revenues, increased to 24.1% for fiscal 2002 compared to 16.5% for fiscal 2001. As a result of the quarterly analyses mentioned above, we recorded inventory provisions, which reduced our gross profit during fiscal 2002, of $4.7 million or 7.9% of revenue and $17.3 million or 16.0% of revenue during fiscal 2001, primarily relating to excess inventories. The reduction in inventory provisions in fiscal 2002 versus fiscal 2001 led to the margin improvement in fiscal 2002. Exclusive of inventory provisions, gross profit was 32.1% of revenues during fiscal 2002 compared to 32.6% during fiscal 2001. The gross profit margin percentage, exclusive of inventory provisions, for the Semiconductor Equipment Group decreased to 20.8% for fiscal 2002 as compared to 29.4% of revenues for fiscal 2001, primarily due to the lower level of sales compared to the prior year and fixed costs spread over fewer units, partially offset by the cost reductions. Gross profit margin, as a percentage of revenues, increased for the Acuity CiMatrix division to 47.1% in fiscal 2002, as compared to 38.9% for fiscal 2001, attributable to cost reductions and the impact of the sale of the lower margin material handling business that was included in fiscal year 2001.

         Our research and development expenses were $18.6 million, or 31.4% of revenues, in fiscal 2002, compared to $28.4 million, or 26.3% of revenues, in fiscal 2001. The decline in spending relates primarily to our cost cutting efforts during fiscal 2002 in addition to less cost incurred due to the sale of the material handling business. Research and development expenses associated with the material handling business during fiscal 2002 and fiscal 2001 were $0.4 million and $2.0 million, respectively.

         The current level of research and development expense reflects spending associated with our continued efforts to maintain our market position and ensure we have the appropriate products for our customers when demand returns. In our Semiconductor Equipment Group, the research and development projects included work on the new wafer scanning inspection systems and enhanced capabilities for our lead scanning systems. At Acuity CiMatrix, we continued to invest in enhancing our two-dimensional barcode reading products and expanding our machine vision platform, Visionscape. During fiscal 2002, we capitalized $1.4 million of software development costs, in accordance with SFAS No. 86, compared to $3.4 million in fiscal 2001.

         Our selling, general and administrative expenses were $36.9 million, or 62.3% of revenues, in fiscal 2002, compared to $54.3 million, or 50.4% of revenues, in fiscal 2001. The decrease in spending is a combination of a lower level of variable selling expenses associated with the decrease in revenues and cost reductions taken in the restructurings discussed below. In addition, we incurred less cost in fiscal 2002 due to the sale of the material handling business. Selling, general and administrative expenses associated with the material handling business during fiscal 2002 were $762 thousand as compared to $2.9 million during fiscal 2001.

         In response to the lower level of revenues in fiscal 2002, we took steps to reduce our operating costs. In addition, we reviewed our long-lived assets for impairment. A summary of these restructuring costs and impairment charges is as follows (in thousands):

                                              LIABILITY AT                            CASH        NON-CASH   LIABILITY AT
                                              SEPTEMBER 30,  CHARGES IN    AMOUNTS   AMOUNTS       AMOUNTS   SEPTEMBER 30,
                                                  2001       FISCAL 2002  REVERSED   INCURRED     INCURRED       2002
                                              -------------  -----------  --------  ----------   ----------  ------------
RESTRUCTURING
Severance payments to employees..........      $      917    $    1,730   $    346  $    2,148   $       55     $     98
Exit costs from facilities...............             360            45         79         249           --           77
Write-off of other tangible and
  intangible assets......................              --           338         --          --          338           --
                                               ----------    ----------   --------  ----------   ----------     --------
Subtotal restructuring...................           1,277         2,113        425       2,397          393          175
                                               ----------    ----------   --------  ----------   ----------     --------
IMPAIRMENTS
Capitalized Software.....................              --           260         --          --          260           --
Other intangible assets..................              --         2,000         --          --        2,000           --
Goodwill.................................              --         2,296         --          --        2,296           --
                                               ----------    ----------   --------  ----------   ----------     --------
Subtotal impairments.....................              --         4,556                     --        4,556           --
                                               ----------    ----------   --------  ----------   ----------     --------
Total....................................      $    1,277    $    6,669   $    425  $    2,397   $    4,949     $    175
                                               ==========    ==========   ========  ==========   ==========     ========

         Restructuring -- We experienced a decline in orders and revenues during fiscal 2002. Our response was to develop and implement headcount reduction plans designed to reduce costs and expenses. As the downturn in the economy worsened, management reviewed its operational plan and made further headcount reductions. During the quarters ended December 31, 2001, March 31, 2002 and June 30, 2002, management made decisions to terminate employees in response to lower revenues. In addition to headcount reductions, we incurred costs related to the closing of a foreign office. Certain tangible and intangible assets were also abandoned in connection with the restructuring efforts. Restructuring charges, totaling approximately $1.7 million after reversals, were recorded during fiscal 2002. The charges can be summarized as follows:

     - During the quarter ended December 31, 2001, approximately $0.2 million of employee severance was recorded. Headcount reductions were made in the Semiconductor Equipment Group and the Acuity CiMatrix division. Approximately 30 employees were terminated throughout all functions of these operations.

     - In the quarter ended March 31, 2002, approximately $0.5 million of severance was recorded. Approximately 30 employees were terminated throughout all functions of the Semiconductor Equipment Group. Also, approximately $0.3 million of severance and facility cost restructuring charges was reversed during the quarter. The reversal of charges was due to a change in operating plans by management, which abandoned plans to close a facility. Severance for employees at that facility and facility exit costs previously accrued were reversed.

     - In the quarter ended June 30, 2002, approximately $1.3 million of severance and other charges was recorded. Approximately 100 employees were terminated throughout all functions of the Semiconductor Equipment Group, the Acuity CiMatrix division as well as within the Corporate staff. The restructuring also included costs related to closing a foreign office, which included the write-off of tangible assets of $0.3 million.

     - In the quarter ended September 30, 2002, approximately $0.1 million of severance and other charges in the Semiconductor Equipment Group were recorded, relating primarily to the finalization of a foreign office closing, which included the write-off of certain tangible property totaling $85 thousand. Also, approximately $0.1 million of severance was reversed during the quarter, relating to the Acuity CiMatrix division, an adjustment to an estimated amount accrued in the prior quarter.

         All charges were paid within our fiscal year ended September 30, 2003.

         Impairments -- Because of the continued decline in revenues in 2002, we reviewed our long-lived assets, including capitalized software, purchased technologies and goodwill for impairment. To evaluate and measure the impairment of capitalized software we considered the estimated future gross revenues reduced by estimated future costs, including costs of performing maintenance and customer support. To evaluate the impairment of purchased technologies and goodwill, we compared the carrying amount to estimated undiscounted net future cash flows. If an impairment was indicated, the amount was measured as the excess of the carrying amount over the fair market value of the asset, which we generally estimated using a discounted cash flow model. This model assumed future revenue growth commensurate with industry projections, a level of costs consistent with past experience, a discount rate based on our incremental borrowing rate and cash flows over the remaining useful life of the intangible asset being tested. As a result of this review, we recorded in fiscal 2002 impairment charges relating to capitalized software, goodwill and other non-current assets totaling $0.3 million, $2.3 million and $2.0 million, respectively.

         Net interest expense was $1.2 million for fiscal 2002 and fiscal 2001. The interest expense relates to borrowings on our line of credit and acquisition debt. We had $7.1 million of borrowings on our line of credit at the end of fiscal 2002.

         There was no tax provision in fiscal 2002, due to the operating losses incurred and the valuation allowances provided on those deferred tax assets. During fiscal 2001, based on the losses and the inability to project a return to profitability until there is a sustained upturn in the semiconductor capital equipment sector, we recorded $9.2 million of additional valuation allowance and a corresponding tax expense in fiscal 2001.

         In fiscal 2002, we had a net loss of $41.8 million, or a loss of $4.19 per share. For fiscal 2001, we had a net loss of $104.4 million, or $14.72 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

      Our cash balance decreased $314 thousand, to $53 thousand, in the three months ended December 31, 2003, primarily as a result of $6.3 million of net cash used in operating activities and $0.1 million of net cash used by investing activities offset by $6.1 million of net cash provided by financing activities.

      The $6.3 million of net cash used in operating activities was primarily a result of the $4.6 million loss in the three month period ended December 31, 2003, a decrease in accounts payable of $1.3 million, an increase in accounts receivable of $1.2 million, a decrease in accrued expenses of $1.1 million, offset in part by depreciation and amortization of $1.3 million, and a decrease in inventory of $0.9 million.

      Additions to plant and equipment were $19 thousand in the three months ended December 31, 2003, as compared to $0.3 million in the three months ended December 31, 2002. Capitalized software development costs in the three months ended December 31, 2003, were $0.2 million as compared with $0.4 million in the three months ended December 31, 2002.

      Funds from financing activities were $6.1 million in the three months ended December 31, 2003, as compared to $1.4 million in the three months ended December 31, 2002. During the three months ended December 31, 2003, we received net proceeds from various financing activities of $0.4 million, our revolving line of credit borrowings increased by $5.9 million and repayment of long-term borrowings totaled approximately $0.2 million.

      Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, because of continuing negative cash flow, limited credit facilities, and the uncertainty of the sale of SEG, there is no certainty that we will have the financial resources to continue in business. We have incurred net losses in the three months ended December 31, 2003 and the twelve months ended September 30, 2003, 2002 and 2001 amounting to $4.6 million, $30.1 million, $41.8 million, and $104.4 million, respectively. Net cash used in operating activities amounted to $6.3 million, $2.9 million, $25.9 million and $12.6 million in the three months ended December 31, 2003 and the twelve months ended September 30, 2003, 2002 and 2001, respectively.

      In November 2002, we adopted a formal plan to sell the SEG business. In the period since the formal plan was adopted, the semiconductor equipment industry has entered the early stages of a growth cycle driven by rising semiconductor industry sales. Also, during this period the SEG business has a) lowered its fixed costs and breakeven level of revenues, b) reduced its liabilities through a series of debt-for-equity exchanges, and c) recruited an experienced high technology executive to run the operations and oversee its eventual sale. While there can be no assurance of a successful outcome, we believe that given these changes in the business and the concurrent improvement in the semiconductor capital spending environment, the SEG business has the potential to generate positive cash flow from operations and return to profitability. Accordingly, we believe the timing of the SEG business' sale should be lengthened to allow for the realization of a sale price that more closely reflects what we believe is the business' inherent value.

      We have not changed our belief that the sale of the SEG business is in the best interests of shareholders, nor have we changed our desire to consummate a sale of the SEG business at the earliest date. We are in continuing discussions with interested buyers.

      On December 4, 2002, Pat V. Costa, our Chief Executive Officer, loaned us $0.5 million and we issued a 9% Convertible Senior Note in the amount of $0.5 million. Under the terms of this note, we are required to make semiannual interest payments in cash on May 15 and November 15 of each year commencing May 2003 and pay the principal amount on December 4, 2005. This note allows Mr. Costa to require earlier redemption by us in certain circumstances including the sale of a division at a purchase price at least equal to the amounts then due under this note. Thus, Mr. Costa may require redemption at the time of the sale of SEG. This note also allows for conversion into shares of common stock. The note is convertible at the option of Mr. Costa into approximately 238,000 shares of our common stock at a conversion price of $2.10 per share. As an inducement to make this loan, Mr. Costa received a warrant to purchase approximately 60,000 shares of our common stock at an exercise price of $3.15 per share. We did not make the semiannual interest payments due on May 15, 2003 and November 15, 2003. On October 28, 2003, Mr. Costa agreed to forbear from exercising his rights with respect to these interest payments until January 14, 2005.

      On April 11, 2003, we entered into a settlement and release agreement with a major customer, which provided for the release of certain claims among the parties and the payment of $1.0 million to us. On the same date, we entered into a loan agreement with this customer, which afforded us the right to borrow an aggregate of $4.0 million, in two equal tranches, subject to the conditions of each closing. The first closing occurred on April 11, 2003, at which time we delivered to the major customer a secured promissory note in the amount of $2.0 million with a maturity date of April 11, 2004, bearing an interest rate of 10%. The second closing for the delivery of a separate promissory note is subject to additional terms and conditions. In December 2003, we informed the major customer of our desire to draw down the second tranche of the loan. In response, the major customer stated that it will advance the second tranche loan only if we agree to substantial modifications to the settlement and release agreement. We have not as yet determined whether we are prepared to accept such modifications.

      As of September 26, 2003, we closed a private placement of our securities raising $5.0 million in gross proceeds, $4.6 million of which was received by September 30, 2003 and the balance in early October 2003. In December 2003, the lead investor exercised an option to invest an additional $1.0 million on the same terms and conditions as the original funding, including warrants to purchase up to 0.2 million shares, increasing the total gross proceeds to $6 million. The net proceeds of the financing will be used for general corporate purposes, including working capital to support growth. A total of 2.4 million shares of common stock were sold in the private placement at $2.50 per share. The private placement also included warrants to purchase up to 1.2 million shares at $3.05 per share on or before September 26, 2008. Warrants were also issued to the placement agent to purchase up to 40,000 shares of common stock at $2.50 per share on or before September 26, 2007. All of such warrants may be exercised six months after September 26, 2003. Additionally, we were required to file a registration statement by November 26, 2003, and to cause such registration statement to become effective by January 25, 2004, or, in each case, to pay each investor 1% of the purchase price paid by such investor, as liquidated damages for each of the next two months and 2% per month thereafter. As of December 31, 2003, we had incurred and accrued liquidated damages of approximately $69,000 in connection with this obligation. On March 31, 2004, these investors agreed to accept an aggregate of 102,579 shares of our common stock and $42,000 in satisfaction of the total amount due for this obligation (approximately $360,000).

      We had a $10.0 million revolving credit facility, which was due to expire on April 28, 2003. The termination date had been extended eight times by the lender. This credit facility allowed for borrowings of up to 90% of eligible foreign receivables up to $10.0 million of availability provided under the Export-Import Bank of the United States guarantee of certain foreign receivables and inventories, less the aggregate amount of drawings under letters of credit and any bank reserves.

      On November 26, 2003, we replaced that $10.0 million revolving credit line with a $13.0 million facility. The new facility has two revolving credit lines. The first of which accords us a maximum of $10.0 million and is collateralized by certain foreign receivables and inventory with availability subject to a borrowing base formula. This line, which is guaranteed by the Export-Import Bank of the United States expires on November 30, 2005 and has a 7% interest rate. The second line is for a maximum of $3.0 million and is collateralized by certain domestic receivables. Availability under this line is subject to a borrowing base formula, which, as defined in the credit agreement, includes a $1.5 million overadvance feature. It expires on November 25, 2006 and has a 17% interest rate of which 5% can be capitalized at our option (as defined in the agreement). The facility contains covenants pertaining to our net worth and to fixed charge coverage (as defined). We can prepay the facility at our discretion. In the event of the sale of SEG, we are required to repay in full the $10.0 million credit line. The $3.0 million credit line continues subject to our meeting certain financial conditions. The facility also includes an annual commitment fee of 0.5% based on the unused portion of the facility. At December 31, 2003, the aggregate amount available under the lines was approximately $11.6 million, against which we had $10.6 million of borrowings.

      In connection with the facility, we issued a warrant to purchase 2.2 million shares of our common stock at an exercise price of $0.01 per share to the lender and a warrant to purchase 60,000 shares of our common stock at an exercise price of $0.01 per share to the placement agent. We recorded a deferred financing cost asset for the fair value of the warrants (determined using Black-Scholes pricing model), of approximately $7.2 million, which is being amortized and charged to interest expense over the life of the facility. The lender exercised its warrant on December 18, 2003.

      During the three month period ended December 31, 2003, we issued 25,000 shares of our common stock to a supplier in exchange for the cancellation of approximately $19 thousand of trade indebtedness owed to a supplier and outstanding purchase commitments totaling approximately $355 thousand. We are in continued discussions with other suppliers regarding the exchange of debt for common stock. We believe that these steps will enhance the prospects for an eventual sale of SEG at a higher price than would otherwise be obtained.

      In February 2004, we completed private placements of our common stock and warrants, which raised $4.4 million in gross proceeds ($4.1 million, net of offering expenses). A total of approximately 1,500,000 shares of common stock were sold to accredited investors at $3.00 per share. We also issued to these accredited investors warrants to purchase up to approximately 1,400,000 shares at $3.10 per share. The net proceeds from the private placements will be used for general corporate purposes, including working capital to support growth.

      As of December 31, 2003, we were in default of an aggregate of $4.3 million of our borrowings.

      On November 21, 2001, the $1.5 million note payable issued to the former principals of Abante

Automation Inc. ("Abante") came due, together with 8% interest thereon from November 29, 2000. In connection with the acquisition of Abante, we agreed to make post-closing installment payments to the selling shareholders of Abante. These non-interest bearing payments were payable in annual installments of not less than $0.5 million through November 2005. On November 21, 2001, the first of five annual installments on the Abante payable also became due, in the amount of $0.5 million. Pursuant to an oral agreement with the former principals of Abante, we paid on November 21, 2001 the interest, $250 thousand of note principal and approximately $112 thousand of the first annual installment. The balance of the sums originally due on November 21, 2001 were rescheduled for payment in installments through the first quarter of fiscal 2003. We continued to make certain payments in accordance with the terms of that agreement, paying the interest, $250 thousand of note principal and approximately $150 thousand of the first annual installment on February 21, 2002, and paying approximately $238 thousand of the first annual installment on May 21, 2002. We did not make either the November 2002 note principal payment of $1.0 million or a significant portion of the November 2002 annual installment payment of $0.5 million. In addition, we did not make a significant portion of the November 2003 annual installment payment of $0.5 million. On December 19, 2003, we entered into a settlement agreement with the former principals of Abante, who agreed to forbear from taking action against us for fifteen months. Pursuant to this agreement, we paid $0.3 million in January 2004, agreed to make additional monthly payments of at least $35,000, and agreed to pay the remaining balance due upon the sale of SEG, subject to certain conditions. During the three months ended December 31, 2003, we also made two principal payments of $50,000 each. As of December 31, 2003, the remaining outstanding balances on the note payable and post-closing installment payments were $0.9 million and $1.8 million, respectively.

      On January 3, 2002, a payment of $1.85 million under notes issued to the former shareholders of Auto Image ID, Inc. ("AIID") came due together with interest at prime rate. On the due date, we paid the interest and approximately $240 thousand of note principal to certain of these shareholders. We reached an agreement with the other former shareholders to pay the sums originally due on January 3, 2002 in three approximately equal principal installments in April 2002, August 2002 and December 2002. In exchange for the deferral, we issued warrants to purchase 183,188 shares of our common stock at an exercise price of $5.70 per share. The fair value of these warrants (determined using Black-Scholes pricing model), totaling approximately $0.1 million, was charged to operations through January 2003. In accordance with the agreement with the other former stockholders, we made note principal and interest payments on April 1, 2002 of approximately $0.5 million and $31 thousand, respectively, and note principal and interest payments on August 1, 2002 of $0.5 million and $29 thousand, respectively. We did not make the December 2002 and January 2003 installment payments due of $0.5 million and $1.9 million, respectively, and are therefore in default. Seven of the former shareholders filed lawsuits against us seeking payment of all amounts currently past due. In July 2003, we reached a settlement with certain of these noteholders. These noteholders agreed to forbear from taking action to enforce their notes until May 1, 2004 or the earlier occurrence of certain events. On October 29, 2003, additional noteholders agreed to forbear from taking action until May 1, 2004. We agreed to issue these noteholders warrants to purchase 59,031 shares of our common stock at exercise prices ranging from $2.50 per share to $3.60 per share and paid these noteholders the outstanding interest that had accrued through June 1, 2003. The balance of the notes of $1.9 million became due on January 3, 2004 and was not paid by us. On March 31, 2004, certain noteholders agreed to forbear from taking action to enforce their notes until December 1, 2005. We agreed to issue these noteholders an aggregate of 200,000 shares of our common stock, to pay them an additional $500,000 when these notes are paid in full and to amend the terms of the notes to change the interest rate to 7% per annum and to make interest and principal payments on a quarterly basis.

      We have operating lease agreements for equipment, and manufacturing and office facilities. The minimum noncancelable lease payments under these agreements are as follows (in thousands):

TWELVE MONTH PERIOD ENDING DECEMBER 31:     FACILITIES    EQUIPMENT    TOTAL
---------------------------------------     ----------    ---------    -----
                 2004                        $  1,532       $  39    $   1,571
                 2005                           1,348          14        1,362
                 2006                             920           2          922
                 2007                             927          --          927
                                             --------       -----    ---------
                Total                        $  4,727       $  55    $   4,782
                                             ========       =====    =========

Purchase Commitments -- As of December 31, 2003, we had approximately $15.3 million of purchase commitments with vendors. Approximately $11.9 million were for the Semiconductor Equipment Group, and included computers and manufactured components for the division's lead and wafer scanning product lines. Approximately $3.4 million were for the Acuity CiMatrix division and included computers, PC boards, cameras, and manufactured components for the division's machine vision and two-dimensional inspection product lines. We are required to take delivery of this inventory over the next three years. Substantially all deliveries are expected to be taken in the next eighteen months.

RECENT ACCOUNTING PRONOUNCEMENTS

      In December 2003, the Financial Accounting Standards Board (FASB) issued SFAS 132R. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. We will adopt the provisions of SFAS 132R on January 1, 2004. The adoption of this pronouncement is not expected to have a material effect on our financial position, results from operations or cash flows.

      In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on our financial position, results of operations and cash flows.

EFFECT OF INFLATION

         We believe that the effect of inflation has not been material during the three month period ended December 31, 2003 and the years ended September 30, 2003, 2002 and 2001.

                                    BUSINESS

GENERAL

         Robotic Vision Systems, Inc. designs, manufactures and markets machine vision, automatic identification and related products for the semiconductor capital equipment, electronics, automotive, aerospace, pharmaceutical and other industries. Founded in 1976, we use advanced technology including vision-enabled process equipment, high-performance optics, lighting and advanced hardware and software to offer a full range of automation solutions. In 1991, we introduced the first generation of our current principal product, the lead scanner, a three-dimensional machine vision system, which inspects the physical characteristics of packaged semiconductors. We believe we have installed more than 1800 of the 2300 lead scanners used by the semiconductor industry since we entered that market. More recently, we have become a leader in designing and manufacturing products that utilize machine vision technology to read two-dimensional bar codes.

         We operate through two divisions: the Semiconductor Equipment Group, based in Hauppauge, New York, and the Acuity CiMatrix division, located in Nashua, New Hampshire.

     - The Semiconductor Equipment Group's primary business is the design, manufacture and marketing of systems that employ lasers to provide three-dimensional measurement and inspection of solder connection bumps on semiconductor wafers and leads and ball-grid-arrays on assembled chip packages. This group serves the semiconductor capital equipment market.

     - The Acuity CiMatrix division designs, manufactures and markets two primary product lines:

               - board-level vision systems used in the general purpose machine vision market for a variety of industrial applications; and

               - two-dimensional bar code reading systems and related products used in the automatic identification and data collection market to provide unit-level traceability of products and components for the semiconductor, aerospace, automotive, printed circuit board, pharmaceutical, and consumer products businesses.

         We were pioneers in the development of machine vision and have utilized our technology to enter the emerging market for two-dimensional bar code readers. We developed the technology and own the patents to Data Matrix, a two-dimensional bar code symbology that can be marked directly onto parts and components. We placed the Data Matrix symbology into the public domain to the extent necessary to enable compliance with standards promulgated for various industries. We retain patent rights for the use of Data Matrix in certain applications, including biometrics.

INDUSTRY OVERVIEW

         Machine vision refers to the technology using optical sensors and digital image processing hardware and software to identify, guide, inspect and measure objects. Machine vision is important for applications in which human vision is inadequate due to fatigue, visual acuity or speed. In addition, machine vision is increasingly used to achieve substantial cost savings and improve product quality. Many types of manufacturing equipment require machine vision because of the increasing demands for speed and accuracy in manufacturing processes, as well as the decreasing size and increasing complexity of items being manufactured.

         The semiconductor capital equipment market represents the largest application for machine vision products. Machine vision is also extensively used in general industrial applications such as the manufacture of electronics, automotive, aerospace, pharmaceutical and consumer products. Increasingly, machine vision is being utilized in the automatic identification and data collection market as a complementary or alternative technology to traditional laser scanning devices for reading bar codes.

     Semiconductor Capital Equipment Market

         Semiconductor capital equipment is sold primarily to companies engaged in the manufacture of semiconductor devices in order to expand the capacity of existing facilities as well as to enable the production of more complex, higher density and smaller designs. Semiconductors, which are also known as chips, ICs, or integrated circuits, are critical components used to create an increasing variety of electronic products and systems. The semiconductor manufacturing process is divided into the front-end fabrication of semiconductor wafers and the back-end packaging process that involves the assembly, test, packaging and inspection of the integrated circuits. Our semiconductor capital equipment is used primarily in the back-end of the semiconductor manufacturing process.

         According to the Semiconductor Industry Association ("SIA"), the semiconductor market expanded from approximately $50.5 billion in 1990 to $204.4 billion in 2000, representing a compound annual growth rate of approximately 15% during this period. We believe that this growth resulted primarily from two factors. The first factor is the proliferation of semiconductor applications due to the rapidly expanding end-user demand for faster, smaller and more efficient electronic devices with greater functionality and reliability coupled with an increasingly broad range of applications. The second factor is the increasing importance of semiconductors in electronic systems. We believe that these trends will continue to drive the long-term growth of semiconductors.

         However, the semiconductor market can be cyclical as a result of periodic oversupply of integrated circuits, resulting in reduction in demand for the capital equipment used to fabricate, assemble, and inspect chips. This was evident in 2001 as a combination of lower-than-expected end-user demand and over-production in 2000 resulted in a decrease in semiconductor industry sales of 32%, to $138.4 billion in 2001. The industry grew by a very modest 1.8% in 2002, but growth accelerated by 18.3%, to $166.4 billion in 2003, according to the SIA. In February 2004, the SIA predicted growth in excess of 19% for the industry in the current year. Growth at these rates, which we cannot assure, would result in semiconductor industry revenues of $194.6 billion in 2004, still slightly lower than the industry's 2000 peak.

         In December 2000, the Semiconductor Equipment and Materials Institute ("SEMI"), the trade association for suppliers of capital equipment to the semiconductor industry, predicted growth of 22% in 2001 on top of the record 83% growth reported in 2000. In reality, equipment shipments declined 41%. In December 2001, the SEMI predicted flat revenues in 2002 for equipment manufacturers. By December 2002, that same group had revised its expectations for 2002 to show an expectation of a further 31% decline in shipments. Thus, from 2000 revenues of $47.7 billion, industry shipments declined 60% to $19.8 billion in 2002. SEMI's most recent prediction, issued in December 2003, is for industry growth of 8% in 2003 (to $21.4 billion), 39% in 2004, and 18% in 2005. If these predictions prove accurate, which we cannot assure, industry revenues in 2005 will be approximately $35 billion, still 31% below the 2000 peak.

         Two forces generally drive the demand for semiconductor capital equipment. The first is the need for additional capacity. As more chips are produced, there is a commensurate need for more equipment to fabricate, test, package, and inspect those devices. The second force influencing demand for semiconductor capital equipment is technology change. As new generations of chips are designed, they call for production of ever smaller, lighter, and lower-profile packages.

         Sale of inspection equipment, of the kind we manufacture, is driven by many factors, including, among others:

     - the general proliferation of advanced package types, such as ball grid array and chip-scale packages, and the trend towards miniaturization of semiconductor devices;

     - the desire of semiconductor manufacturers to replace slower, older inspection technology with newer, faster generations of equipment;

     - the desire to maximize capacity and improve efficiencies by minimizing floor space requirements and reducing the total number of systems employed;

     - the emerging need to inspect previously uninspected classes of semiconductor devices, such as memory chips, due to their increasing package complexity; and

     - the requirement to inspect semiconductors at additional steps within the manufacturing process, most notably wafer-scale inspection during the application of solder balls for flip-chip packages and package visual inspection during the transfer of assembled chips from trays to tubes or tape prior to shipment.

         Semiconductor manufacturers are increasingly outsourcing their packaging requirements to subcontractors. Subcontractors account for an increasing percentage of semiconductor capital equipment orders as they establish new and expand existing packaging facilities.

     General Purpose Machine Vision Market

         A general-purpose machine vision system usually consists of a personal computer equipped with special vision processing software and a vision board connected to a solid-state video camera. The camera is used to acquire a digital image of the subject in computer memory. The vision processing hardware and software is used to extract features from the image, verify the identity of the subject, detect its location or orientation, inspect for surface defects and perform non-contact measurements. The semiconductor industry is the largest market for machine vision systems, followed by the electronics industry, including board-level manufacturing. General-purpose machine vision is also actively employed in the automotive, aerospace, pharmaceutical and consumer products markets.

         Growth in the general-purpose machine vision market is driven by the need to guide high-speed automated assembly equipment and inspect manufactured products. For example, in pharmaceutical manufacturing, machine vision is employed to inspect and verify packaging, labeling and quantities. In the automotive industry, machine vision is used in parts identification, component inspection, assembly verification and robot guidance. We believe that the utilization of general-purpose machine vision products will continue to increase as products become smaller and more complex, requiring more accurate measurements.

         According to a November 2003 report by the ARC Advisory Group, the worldwide market for general-purpose machine vision in 2002 (including machine vision as applied to the semiconductor industry) was approximately $1.0 billion, and is forecast to grow at a compound annual rate of 10% through 2006, reaching $1.3 billion in that year.

     Automatic Identification and Data Collection Market

         There is also a broader market known as the automatic identification and data collection ("AIDC") market. This market encompasses products that read bar codes, print bar codes, and collect data from bar code readers; and the labels on which bar codes are printed. According to a 2002 study by Venture Development Corporation ("VDC"), the total market for AIDC in 2001 was $7.6 billion, representing a 14.5% decrease in revenues from 2000. However, the same VDC report forecasts 2005 revenues for the industry of $12.0 billion.

         For our company, the automatic identification and data collection market encompasses products that mark, read and interpret two-dimensional bar codes, through either a stationary or hand-held machine-vision-based imager. The 2002 VDC study reported the total market for stationary and hand-held scanners in 2000 was $1.66 billion, with a projected growth to $2.22 billion in 2005. The vast majority of this market is for linear, or one-dimensional, bar code scanners. The two-dimensional bar-code imaging segment of this market is not the subject of any current studies. We believe that the scanning portion of the automated identification and data collection market will be increasingly penetrated by machine vision manufacturers, especially in high-density applications such as printed circuit board manufacturing and parts marking and tracking.

         A traditional linear bar code consists of lines of varying width and spacing. A laser interprets that width and spacing with the result that a typical bar code an inch on a side can contain eight to twelve digits. Two dimensional bar codes represent an important technology improvement in that they store substantially more information in the same or a smaller space. Two dimensional bar codes, in turn, can be divided into analog codes and digital codes. Analog codes, such as Symbol Technologies Inc.'s PDF 417, stack bar codes on top of one another. Digital bar codes such as our Data Matrix encode information in binary form. The latter approach stores a significantly greater volume of information in the same space, but the code must be read using machine vision imagers.

         The use of machine vision to read binary codes frees the user of the code from the constraints of high-contrast paper labels or precise offset printing. Codes can be marked directly onto products via ink-jet printing, pin stamping, or laser etching. Because each code is made uniquely, each code can contain unique information; the serial number of an individual component, for example. This creates a solution to a problem that has become increasingly important in commerce: how to individually identify manufactured items that appear identical, but which have vastly different manufacturing histories. The industry's name for this concept is unit level traceability.

         The requirement for unit level traceability has evolved over time. For example, microprocessors are extremely valuable and highly portable objects. They are manufactured by the tens of millions each year, yet most appear identical to the unaided eye. Several major microprocessor manufacturers inscribe each processor with a machine readable, two dimensional bar code containing the serial number of the microprocessor. This program has helped prevent theft of microprocessors, as well as trace processors that are illegally re-sold by distributors.

         The use of two-dimensional bar codes is not limited to high-value-added electronics items. The turbine blades of a jet engine, for example, appear identical but, because they are individually machined, each has a slightly different weight and center of gravity. These tolerances can be captured in a two-dimensional bar code and marked on the completed blade. When a jet engine is being assembled, blades of the proper specification can be identified and placed in the engine to ensure a perfectly balanced turbine. Another two dimensional bar code can capture the date of manufacture and installation, so that blades can be retired upon expiration of their mandated service life.

         We invented and patented Data Matrix, but have placed it into the public domain to the extent necessary to allow its adoption as an internationally recognized standard. By 2002, Data Matrix was accepted and recognized for use by nine standards-setting organizations.

         While basic camera-based scanners are capable of reading high contrast and high quality Data Matrix images, we believe that the broad application of Data Matrix symbology on parts and components requires the imaging and processing technology typically associated with machine vision. We believe our long history with Data Matrix gives us a competitive advantage in reading the code under adverse conditions, as well as in understanding the needs of organizations implementing unit level traceability programs.

STRATEGY

         Our goal is to grow by continuing to work with leaders in each of our served markets, anticipating their needs and offering them the most advanced products and technology. To accomplish this objective, we intend to:

     - Offer the industry's broadest spectrum of machine-vision-based imagers. While most competitors have a single two dimensional bar code reader as part of their product offering, we have a complete family. We cover a wide range of price points with fixed-mount and hand-held readers.

     - Treat two dimensional bar code imagers as one part of a broader system solution that begins with identification of a customer's unit-level traceability requirement and continues through working with the customer to implement programs to mark product, read marks, verify that marks will remain readable, and communicate data collected from imagers over networks.

     - Continually work with customers on pilot programs that can grow into major sales opportunities. Each of our customers with an installed base of more than a million dollars in machine vision imagers began as a small pilot program.

     - Concentrate on a handful of high growth markets. We have focused our sales and marketing efforts on industries such as pharmaceutical, medical devices, electronics manufacturing services, and automotive. This has allowed us to become specialists in critical industry segments rather than generalists, and also allowed us to leverage off of success with one customer in the industry to develop others.

SEMICONDUCTOR EQUIPMENT GROUP

         Our Semiconductor Equipment Group supplies inspection equipment to the semiconductor industry. Our lead scanning systems, which can be found in most back-end semiconductor manufacturing lines, generally perform the final inspection of semiconductor packages prior to their preparation for shipment to the end-user. Our lead scanning systems offer automated, high-speed, three-dimensional semiconductor package lead inspection with the added feature of non-contact scanning of the packages in their shipping trays, which is known as in-tray scanning. The systems use a laser-based, non- contact, three-dimensional measurement technique to inspect and sort a wide variety of semiconductor package types, such as quad flat packs, thin quad flat packs, chip scale packages, wafer scaled products, ball grid arrays and thin small outline packs in their carrying trays. The system measurements captured by our systems include coplanarity, total package height, true position spread and span, as well as lead angle, width, pitch and gap.

         The development of a new kind of integrated circuit, used primarily in high performance and small form factor applications, has created a new requirement for high-speed wafer inspection equipment. These ICs, called flip chips, necessitate ball grid arrays to be applied and inspected at the end of the front-end fabrication process, and then re-inspected during the back-end packaging process. Recognizing this need, in 2000 we introduced the WS-series, a two and three-dimensional machine vision-based inspection system. We believe that for metrology applications, our WS-2510, WS-2500 and WS-3000 are the most widely employed bumped wafer inspection equipment in use today, and provide the semiconductor industry with the broadest range of products for bumped wafer inspection.

ACUITY CIMATRIX DIVISION

         The Acuity CiMatrix division designs, manufactures and markets two-dimensional machine vision systems and lighting products as well as two-dimensional data collection products and bar code reading systems. These products are used by a broad range of businesses, including customers in the semiconductor, electronics, automotive, pharmaceutical and consumer products industries. The Acuity CiMatrix division also supplies certain machine vision products to our Semiconductor Equipment Group.

         Our Acuity CiMatrix machine vision systems use processor chips optimized for vision, software and solid-state video cameras to perform functions such as measurement, flaw detection and inspection of manufactured products. These products examine an image of a manufactured product in order to ascertain physical characteristics, identify deviations and check for identification. For the general-purpose machine vision market, our Acuity CiMatrix division offers single-board machine vision systems, which can be tailored to the needs of specific industries via software modules. The vertical industries currently served include semiconductor, electronics, automotive and packaging/pharmaceutical. Acuity CiMatrix's principal board-level machine vision product, Visionscape, was first introduced in 1998 and today encompasses a family of board-level machine vision systems. Visionscape is designed to meet the needs of original equipment manufacturers, which incorporate vision products into their systems, as well as for direct use by manufacturers on their factory floor. Acuity CiMatrix has also developed the HawkEye family of integrated products incorporating cameras and machine vision circuit boards. The HawkEye family is used both as a fixed-station Data Matrix imaging system and as a smart-camera solution for industrial machine vision applications.

         Our Acuity CiMatrix data collection and bar code reading systems use machine vision to read and collect data from two-dimensional bar codes for purposes such as process control, traceability and security. Our product offerings also include both fixed and hand-held two-dimensional camera-based readers.

         In two-dimensional applications, we have concentrated our efforts on scanning systems compatible with Data Matrix, a symbology that we believe has a number of advantages over other two-dimensional bar codes in the public domain. The smaller size of the Data Matrix symbology enables it to be used in miniaturized applications. Data Matrix is read using machine vision as compared to traditional laser scanning systems. The machine vision scanning process enables Data Matrix to exhibit a wider span of character integrity and, hence, enables Data Matrix to be applied to a variety of surfaces. We believe that these characteristics make Data Matrix the preferred symbology for applications in which components need to be marked directly, such as in parts identification. For example, as part of a move to a paperless manufacturing process, one of our customers, an aircraft engine manufacturer, is now applying two-dimensional bar codes to critical engine components. We believe that on part marking will become increasingly common due to the trend toward reducing electronic component sizes and the desire to improve the traceability of each component.

         By incorporating our expertise in machine vision with our innovations in bar code technologies, we are uniquely positioned to offer integrated solutions to manufacturers in our served markets.

MANUFACTURING

         Our manufacturing strategy is to produce internally only those components that possess a critical technology and to subcontract all other components. Our production facilities are capable of fabricating and assembling total electronic and electromechanical systems and subsystems. Facilities include assembly and wiring operations that have the ability to produce intricate electronic subassemblies, as well as complex wiring harnesses.

         We manufacture products for the Semiconductor Equipment Group in Hauppauge, New York. We manufacture products for the Acuity CiMatrix division in Nashua and Weare, New Hampshire. We maintain comprehensive test and inspection programs to ensure that all systems meet exacting customer requirements for performance and quality workmanship prior to delivery.

MARKETING AND SALES

         Our Semiconductor Equipment Group's marketing strategy focuses on cultivating long-term relationships with the leading manufacturers of electronic and semiconductor inspection and quality control equipment. Its marketing efforts rely heavily on direct sales. The selling cycle for products, generally, is between six to nine months from initial customer contact to closure. A lengthier process is often the case in the purchase of an initial unit. Subsequent purchases require less time and often result in multiple orders. Direct sales personnel handle group sales activities in the domestic market. The Semiconductor Equipment Group also maintains sales capabilities in both Europe and the Far East through independent sales representatives and distributors, providing access to all major markets for electronic and semiconductor test equipment. Sales and technical support offices are maintained in Singapore.

         The Acuity CiMatrix division markets its products through a combination of direct sales personnel, value-added distributors, original equipment manufacturers and system integrators. For sales made through distributors, the Acuity CiMatrix division supports these activities with direct sales management and technical support personnel. The Acuity CiMatrix division maintains sales and technical support offices in various locations in the United States, Asia, as well as in the United Kingdom.

ENGINEERING, PRODUCT DEVELOPMENT AND RESEARCH

         We believe that our engineering, product development and research functions are critical to our ability to maintain our leadership position in our current markets and to develop new products. As of December 31, 2003 we employed over 80 people who are dedicated to engineering, product development and research functions.

         Our research and development efforts over recent years have been largely devoted to continued development of advanced two-dimensional and three-dimensional vision technology and applications software for use in various inspection and process control automation. Research and development expenditures, net of capitalized software development costs, were $2.6 million, $10.2 million, $18.6 million and $28.4 million for the three months ended December 31, 2003 and the years ended September 30, 2003, 2002 and 2001, respectively. In the three months ended December 31, 2003 and the fiscal years ended September 30, 2003, 2002, and 2001, we capitalized $0.2 million, $1.2 million, $1.4 million and $3.4 million, respectively, of our software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86.

SOURCES OF SUPPLY

         To support our internal operations and to extend our overall capacity, we purchase a wide variety of components, assemblies and services from proven outside manufacturers, distributors and service organizations. We have experienced some difficulty in obtaining adequate supplies to perform under our contracts as a result of our limited cash availability.

         A number of our components and sub-systems are purchased from single sources. We believe that alternative sources of supply could be obtained, if necessary, without major interruption in production. In addition, certain products or sub-systems developed and marketed by the Acuity CiMatrix division are incorporated into the Semiconductor Equipment Group's product offerings.

PROPRIETARY PROTECTION

         At December 31, 2003, we owned over 120 issued U.S. patents, with expiration dates ranging from January 2004 to July 2020 and we owned more than 50 foreign patents. We also have various U.S. and foreign registered trademarks.

         We do not believe that our present operations are materially dependent upon the proprietary protection that may be available to us by reason of any one or more of such patents. Moreover, as our patent position is largely untested, we can give no assurance as to the effectiveness of the protection afforded by our patent rights.

CUSTOMERS

         No customer accounted for more than 10% of sales during the fiscal year ended September 30, 2003 and quarter ended December 31, 2003. Intel Corporation accounted for 10% of our revenues during the fiscal years ended September 30, 2002 and 2001.

BOOKINGS AND BACKLOG

         We define our bookings during a fiscal period as incoming orders deliverable to customers in the next eighteen months less cancellations. For the twelve months ended September 30, 2003, bookings were $39.6 million. This compares to bookings of $58.1 million for the twelve months ended September 30, 2002. The decline in our bookings in fiscal 2003 is a reflection of reduced demand by semiconductor industry customers, coupled with a generally uncertain climate for capital equipment expenditures for all industries. For the three months ended December 31, 2003, bookings were $12.5 million. This compares to bookings of $9.0 million for the three months ended December 31, 2002. This increase in bookings reflects growth in our markets and increasing demand for our products. As a general rule, we ship most products in the quarter in which orders are received.

         At September 30, 2003, our backlog was $9.0 million, as compared to $12.9 million at September 30, 2002. At December 31, 2003 backlog was $10.1 million, as compared to $10.9 million at December 31, 2002. We believe that most of our backlog at December 31, 2003 will be delivered in the next 12 months.
The change in our backlog in these periods is a reflection of short-term business levels and customer lead times. Because orders in backlog are subject to cancellation or indefinite delay, we do not believe that our backlog at any particular time is necessarily indicative of our long-term future business.

COMPETITION

         We believe that machine vision has evolved over the past several years into a new industry, in which a number of machine vision-based firms have developed successful industrial applications for the technology. We are aware that a large number of companies, estimated to be upward of 100 firms, entered the industry in the 1980's and that most of these were small private concerns. Over the last several years the number of competitors has narrowed to fewer than
25. We believe this is attributable, to a large extent, to consolidation within the industry. Our principal competitors are ICOS Vision Systems NV in semiconductor inspection, August Technology, Inc. in bumped wafer inspection and Cognex in machine vision. We believe that we are a significant competitor in the machine vision industry based upon the breadth of our product lines and our customer base. The pricing of our semiconductor inspection systems is somewhat higher, generally, than that of our competitors, but we do not regard this factor as a significant competitive disadvantage as customers have historically demonstrated their willingness to pay our asking prices to obtain features that are unavailable in our competitors' product offerings or result in lower cost of ownership over the life of the product.

EMPLOYEES

         At December 31, 2003 we employed 200 persons, of whom 80 were engineering and other technical personnel. None of our employees is a member of a labor union.

PROPERTIES

         Our executive offices, as well as our Acuity CiMatrix division, are located in a 34,000 square foot facility in Nashua, New Hampshire and its Northeast Robotics operations are located in an 18,000 square foot facility in Weare, New Hampshire. The Symbology Research Center of our Acuity CiMatrix division is located in a 5,415 square foot facility in Huntsville, Alabama. Our Semiconductor Equipment Group is located in a 65,000 square foot facility in Hauppauge, New York. We maintain a 13,820 square foot satellite office in Canton, Massachusetts that provides offices for certain corporate functions as well as for other company employees. We also maintain sales and service offices across the United States to support our various operations. The Acuity CiMatrix division has sales and service offices in the United Kingdom. We maintain a sales and service office in Singapore to support our Semiconductor Equipment Group's operations.

         All of our facilities are leased, with annual rental payments of approximately $1.8 million and lease expiration dates ranging from 2004 to 2011.

LEGAL PROCEEDINGS

         In March 2002, we learned that the staff of the Securities and Exchange Commission had commenced a formal investigation into the statements that preceded, and the accounting practices that led to, our May 2001 restatement of our financial results for fiscal year 2000 and for the first quarter of fiscal 2001. We are cooperating in the investigation.

         We are presently involved in other litigation matters in the normal course of business. Based upon discussion with our legal counsel, management does not expect that these matters will have a material adverse impact on our consolidated financial statements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth information concerning each of our executive officers and directors:

                  NAME                            AGE              POSITIONS AND OFFICE PRESENTLY HELD
                  ----                            ---              -----------------------------------
Pat V. Costa.............................         60        Chairman, President and Chief Executive Officer
James L. Havener.........................         60        President of  the Semiconductor Equipment Group
Curtis W. Howes..........................         53        Vice President
Jeffrey P. Lucas.........................         43        Senior Vice President and Chief Financial Officer
John S. O'Brien..........................         49        Vice President
Earl H. Rideout..........................         57        Senior Vice President
Neal H. Sanders..........................         54        Vice President
Howard Stern.............................         66        Senior Vice President and Director
Frank A. DiPietro........................         77        Director
Jonathan Howe............................         67        Director
Robert H. Walker.........................         68        Director

         PAT V. COSTA has served as president, chief executive officer and chairman of our board of directors since 1984. Earlier he had been publisher of Telecommunication Magazine and technical director for H.L. Livermore Company and executive vice president of GCA Corporation, a manufacturer of electronic equipment and semiconductor capital equipment. Mr. Costa is a graduate of Northeastern University, received an MS from M.I.T. and an MBA from Harvard Business School. From 1986 to 1988, Mr. Costa was Chairman of the Board of the Automated Vision Association (AVA), now called Automated Imaging Association.

         JAMES L. HAVENER has been President of the Semiconductor Equipment Group since October 2003. Before joining our company and from January 2002, he was president and chief executive officer of Cirqon Technologies, Inc. From 1998 to 2001 he was Vice President and President, respectively, of Zecal Technology, LLC, and Sheldahl Inc. Mr. Havener's experience includes over thirty years in management positions with 3M Company.

         CURTIS W. HOWES has been our corporate vice president of automatic identification since May 1997. He was acting president of the Acuity CiMatrix division from March 1999 through December 2000 and acting chief operating officer of the Acuity CiMatrix division from June 1998 through March 1999. Before joining our company and since November 1991, he was employed by Intermec Corporation, most recently as general manager of Intermec's imaging systems division, which designed, manufactured and sold vision-based products for symbology reading.

         JEFFREY P. LUCAS has served as our Chief Financial Officer since September 29, 2003. Mr. Lucas served in a financial advisory capacity to our company from May 2003 until his appointment to his current position. From 1998 to 2002, Mr. Lucas was Chief Financial Officer and Senior Vice President at Micro Networks Corporation. Prior to that and from 1992, he was an audit manager with PricewaterhouseCoopers LLC. Mr. Lucas is a Certified Public Accountant and a Chartered Financial Analyst and holds an MBA from Harvard Business School.

         JOHN S. O'BRIEN has been has been vice president of human resources since February 1992. He was acting president of the Acuity CiMatrix division from May 2001 to May 2003. From 1990 to February 1992, he was chief financial officer and vice president, human resources of Charles River Data Systems, an imbedded systems developer and manufacturer in Framingham, Massachusetts.

         EARL H. RIDEOUT has been senior vice president since January 1997. He was president of the Semiconductor Equipment Group from June 2000 to May 2003, and from 1989, he was vice president/general manager of our Electronics Subdivision.

         NEAL H. SANDERS has been our vice president of corporate development since February 2000. Previously and since December 1998 he was our vice president of corporate communications and investor relations. From 1980 through 1998, he held comparable positions at Analog Devices, Inc., Bolt Beranek and Newman, Inc., and Microdyne Corporation.

         HOWARD STERN has been our senior vice president and technical director since December 1984 and a director since 1981. Mr. Stern has an extensive background in 2-D and 3-D imaging and electro-optical and electro-mechanical systems engineering. During his employment with us and our predecessor companies, Mr. Stern has been a listed inventor on more than seventy patents.

         FRANK A. DIPIETRO began his career with General Motors ("GM") in 1944. During his forty-six year career with GM, he was actively involved in automobile assembly and manufacturing engineering systems. He retired in 1990 and continues as a consultant in laser systems in several industries, most recently for the University of Michigan in evaluating laser applications in the global auto industry. At the time of his retirement, Mr. DiPietro held the position of director of manufacturing engineering, Chevrolet Pontiac-Canada car group, for GM.

         JONATHAN HOWE is an attorney and strategic consultant in the aerospace industry. Mr. Howe has more than 40 years of experience in virtually all aspects of aviation. He is currently a senior policy advisor to the Washington, D.C. law firm of Zuckert, Scoutt & Rasenberger, LLP, and is executive vice president of Farragut International, an aviation consulting group affiliated with Zuckert, Scoutt & Rasenberger. From 1997 until 2002, Mr. Howe served as Director General of the Airports Council International (ACI), the international association of the world's airports. He has previously served as President of the National Business Aviation Association, where he represented the aviation interests of major U.S. corporations, including manufacturers and suppliers to those companies, before the Congress, the FAA and other government organizations. Prior to becoming President of NBAA, Mr. Howe spent 23 years with the Federal Aviation Administration in various positions, including Deputy Chief Counsel and Regional Administrator of FAA's largest region.

         ROBERT H. WALKER was, before his retirement in March 1998, our executive vice president, chief financial officer, secretary and treasurer, positions he held since December 1986. From 1984 to 1986 he was our senior vice president. From 1983 to 1985 he also served as our treasurer. Mr. Walker is a director of Tel Instrument Electronics Corporation.

         All directors hold office until the next annual meeting of stockholders and election and qualification of their successors. Executive officers are elected annually by the board to hold office until the first meeting of the board following the next annual meeting of stockholders and until their successors are chosen and qualified.

EXECUTIVE COMPENSATION

         Set forth below is the aggregate compensation for services rendered to us in all capacities during our fiscal years ended September 30, 2003, 2002 and 2001 by our chief executive officer and by each of our four other most highly compensated executive officers whose compensation exceeded $100,000 during our fiscal year ended September 30, 2003.

                                                                                    LONG TERM COMPENSATION
                                                                                    ----------------------
                                         ANNUAL COMPENSATION                       AWARDS               PAYOUTS
                               -------------------------------------------   -----------------------    ---------
                                                                                           NUMBER OF
                                                                 OTHER       RESTRICTED     SHARES      LONG TERM
   NAME AND                                                      ANNUAL        OSTOCK     UNDERLYING    INCENTIVE      ALL OTHER
PRINCIPAL POSITION      YEAR    SALARY           BONUS        COMPENSATION     AWARDS       OPTIONS      PAYOUTS    COMPENSATION(1)
--------------------    ----   ---------     -------------    ------------   ----------   ----------    ---------   ---------------
Pat V. Costa.......     2003   $ 255,042            --             --             --       316,000          --      $        11,422
     Chief Executive    2002   $ 290,784            --             --             --        22,670          --      $        11,422
     Officer            2001   $ 315,016            --             --             --        14,341          --      $        10,927

Earl H. Rideout....     2003   $ 178,814            --             --             --        45,880                  $         5,845
     Senior Vice        2002   $ 214,933            --             --             --         1,025          --      $         6,185
     President          2001   $ 227,000            --             --             --        20,000          --      $         5,700

Curtis W. Howes....     2003   $ 139,292            --             --             --        52,891          --      $        14,459
     Vice President     2002   $ 162,383       $30,000 (2)         --             --         3,479          --      $        17,475
                        2001   $ 175,000       $ 5,000 (3)         --             --         4,000          --      $        18,729

John S. O'Brien....
     Vice President     2003   $ 130,082       $17,308 (3)         --             --        34,955          --      $         1,265
                        2002   $ 170,288       $22,500 (3)         --             --         3,344          --      $         1,500
                        2001   $ 138,214            --             --             --         8,000          --      $         1,500
Neal H. Sanders
     Vice President     2003   $ 138,822       $16,000 (3)         --             --        49,440          --      $        18,416
                        2002   $ 170,288       $16,000 (3)         --             --         2,920          --      $        18,662
                        2001   $ 175,000       $16,000 (3)         --             --        10,800          --      $        18,167

---------------

(1) Represents payments under our retirement investment plan, vehicle allowances for each of Messrs. Costa and Rideout and relocation allowance for Messrs. Howes and Sanders and their families.

(2) Represents payment to Mr. Howes for his special contribution in the successful sale of our material handling business in December 2001.

(3) Represents payments to Messrs. Howes, O'Brien, and Sanders for contractual bonuses.

OPTIONS

         The table below sets forth information concerning individual grants of stock options made during fiscal 2003 to the executive officers named in the Summary Compensation Table.

                                NUMBER OF
                                SHARES OF         PERCENT OF
                              COMMON STOCK       TOTAL OPTIONS
                               UNDERLYING         GRANTED TO      EXERCISE PRICE                        GRANT DATE
     NAME                    OPTIONS GRANTED       EMPLOYEES         PER SHARE      EXPIRATION DATE   PRESENT VALUE(1)
     ----                    ---------------     -------------    --------------    ---------------   ----------------
Pat V. Costa                      156,650              11.6%            $1.80         7/1/2009          $271,005
                                      400              0.03%            $1.80       11/13/2008          $    692
                                  158,950              11.8%            $1.80       11/13/2008          $274,984
Earl H. Rideout                    29,430              2.18%            $1.80       11/13/2008          $ 50,914
                                      400              0.03%            $1.80       11/13/2008          $    692
                                   16,050              1.19%            $1.80         7/1/2009          $ 27,767
Curtis W. Howes                    15,000              1.11%            $1.80         7/1/2009          $ 25,950
                                      400              0.03%            $1.80       11/13/2008          $    692
                                   18,012              1.33%            $1.80         7/1/2009          $ 31,161
                                   19,479              1.44%            $1.80       11/13/2008          $ 33,699
John S. O'Brien                    14,211              1.05%            $1.80         7/1/2009          $ 24,585
                                      400              0.03%            $1.80       11/13/2008          $    692
                                   15,344              1.14%            $1.80       11/13/2008          $ 26,545
                                    5,000              0.37%            $1.80         7/1/2009          $  8,650
Neal H. Sanders                    17,120              1.27%            $1.80         7/1/2009          $ 29,618
                                   16,920              1.25%            $1.80       11/13/2008          $ 29,272
                                      400              0.03%            $1.80       11/13/2008          $    692
                                   15,000              1.11%            $1.80         7/1/2009          $ 25,950

------------------

(1) Computed in accordance with the Black-Scholes option pricing model utilizing the following assumptions: volatility of 182%, risk-free interest rate of 2.38% and an expected life of about 5 years.

         Set forth below is information with respect to unexercised stock options held by executive officers named in the Summary Compensation Table as of September 30, 2003.

                           NUMBER OF                      NUMBER OF SHARES UNDERLYING         VALUE OF UNEXERCISED
                            SHARES                           UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                          ACQUIRED ON                          SEPTEMBER 30, 2003              SEPTEMBER 30, 2003
                          EXERCISE OF                     ----------------------------    ----------------------------
       NAME                 OPTIONS      VALUE REALIZED   EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----------------------    -----------    --------------   -----------    -------------    -----------    -------------
Pat V. Costa..........           -               -          126,469         328,482         17,000          537,200
Earl H. Rideout.......           -               -           23,766          22,885              -           27,965
Curtis W. Howes.......           -               -            9,371          56,332              -           89,915
John S. O'Brien                  -               -            7,848          39,784              -           59,424
Neal H. Sanders.......           -               -           10,602          55,758              -           84,048

PENSION BENEFITS

         The following table sets forth the estimated annual plan benefits payable upon retirement in 2004 at age sixty-five after fifteen, twenty, twenty-five, thirty and thirty-five years of credited service.

                                                                     YEARS OF SERVICE
                                        ---------------------------------------------------------------------------
          REMUNERATION                    15               20               25               30               35
-------------------------------         -------          -------          -------          -------          -------
$100,000.......................         $18,843          $25,124          $31,405          $31,405          $31,405
 125,000.......................         $24,543          $32,724          $40,905          $40,905          $40,905
 150,000.......................         $30,243          $40,324          $50,405          $50,405          $50,405
 175,000                                $35,943          $47,924          $59,905          $59,905          $59,905
 200,000.......................         $41,643          $55,524          $69,405          $69,405          $69,405
 225,000.......................         $41,643          $55,524          $69,405          $69,405          $69,405
 250,000.......................         $41,643          $55,524          $69,405          $69,405          $69,405
 300,000.......................         $41,643          $55,524          $69,405          $69,405          $69,405
 400,000.......................         $41,643          $55,524          $69,405          $69,405          $69,405
 500,000.......................         $41,643          $55,524          $69,405          $69,405          $69,405

         The amount of compensation covered by our pension plan is determined in accordance with rules established by the Internal Revenue Service and includes all dollar items shown on the summary compensation table with the exception of 401(k) contributions. For purposes of calculating the pension benefit, earnings are limited to $200,000, as adjusted for any cost of living increases authorized by the Internal Revenue Code.

         At September 30, 2003, Messrs. Costa, Rideout and Stern had, respectively, 19, 15 and 32 years of credited service with us.

         A participant in the pension plan will receive retirement income based on 23% of his final average salary up to his applicable social security covered compensation level plus 38% of any excess, reduced proportionately for less than twenty-five years of credited service at normal retirement at age 65, subject to the $200,000 limit described above. Final average salary is defined in the pension plan as the average of a participant's total compensation during the five consecutive calendar years in the ten calendar year period prior to his normal retirement date, which produces the highest average. A participant is 100% vested in his accrued pension benefit after five years of service as defined in the pension plan.

EMPLOYMENT AGREEMENTS

         Mr. Pat Costa is employed as our chief executive officer and president under an indefinite term agreement which currently provides for an annual base salary of $315,016. However, in fiscal 2002 and 2003, Mr. Costa voluntarily took a temporary pay reduction. Pursuant to the terms of his employment agreement, Mr. Costa has been granted certain rights in the event of the termination of his employment or upon the occurrence of a change in our control. Specifically, in the event of termination for any reason other than for cause and other than voluntarily, Mr. Costa will be entitled to the continuance of salary and certain fringe benefits for a period of twelve months and may exercise all outstanding stock options, which are exercisable during the twelve-month period following termination at any time within such twelve-month period. In the event of the occurrence of a change in our control (as defined in his employment agreement) and, further, in the event that Mr. Costa is not serving in the positions of our chief executive officer, president and chairman, other than for cause, within one year thereafter, then Mr. Costa will be entitled to receive a lump sum payment equal to 2.99 times Mr. Costa's base amount (as such term is defined in the Internal Revenue Code and applicable regulations thereunder) at the time of termination. Further, Mr. Costa will be entitled to receive continuation by us of life, dental, and disability coverage for a period of 36 months; all benefits due him or contributed by us on his behalf under any retirement, incentive, profit sharing, bonus, performance, disability or other employee benefit plan; and payment of any excise tax due in connection with the change in control payments. He will also have the right to exercise or otherwise receive the benefit of all outstanding stock options.

         We have also granted certain rights in the event of termination of employment to Messrs. Havener, Howes, Lucas, O'Brien, Rideout, Sanders and Stern. In the event of involuntary termination other than for cause, each executive officer, other than Mr. Havener, will be given six months severance pay and continued benefits. For each month employed, Mr. Havener will be given severance pay and continued benefits up to six months. In addition, we have agreed to provide a maximum of one hundred days' advance written notice to Mr. Stern in the event we should desire to terminate his employment other than for cause. In such event, he shall be entitled to exercise all outstanding stock options, regardless of when otherwise exercisable, during a specified period following such termination. Mr. Rideout has also been granted a severance agreement in the event of his termination of employment without cause which agreement entitles him to continued salary and certain benefits for a period of twelve months.

DIRECTORS COMPENSATION

         During the fiscal year ended September 30, 2003, directors who were not otherwise our employees were compensated at the rate of $1,500 for attendance at each one-day and $2,500 for each two-day meeting of our board or any committee thereof, and $200 for participation at a telephonic meeting. All such payments have been made in the form of our common stock. In addition, outside directors are granted stock options periodically, typically on a yearly basis.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the ownership of our common stock as of March 22, 2004 by:

         -        each of our directors;

         - each person known by us to own beneficially 5% or more of our common stock;

         - our chief executive officer and certain of our other executive officers; and

         -        all of our directors and executive officers as a group.

                                                NUMBER OF SHARES OF COMMON
  NAME AND ADDRESS OF BENEFICIAL OWNER (1)     STOCK BENEFICIALLY OWNED (2)   PERCENT
  ----------------------------------------     ----------------------------   -------
Pat V. Costa                                              593,197(3)             2.7%
Frank A. DiPietro                                          42,052(4)                *
Jonathan Howe                                               6,000(5)                *
Howard Stern                                               53,677(6)                *
Robert H. Walker                                           48,903(7)                *
Curtis W. Howes                                            19,116(8)                *
John S. O'Brien                                            16,830(9)                *
Earl H. Rideout                                            26,889(10)               *
Neal H. Sanders                                            20,045(11)               *
RVSI Investors,  L.L.C.  (12)                           2,200,000(13)           10.0%
SF Capital Partners LTD (14)                            1,311,828(15)            5.9%
All current executive officers and directors
as a group (11 persons)                                   842,509(16)            3.8%

----------------------

*    Denotes less than 1%.

(1) Except as otherwise indicated, the address of each beneficial owner is 486 Amherst Street, Nashua, New Hampshire 03063.

(2) Except as otherwise indicated, includes shares underlying currently exercisable options and warrants as well as those options and warrants which will become exercisable within 60 days of March 22, 2004. Except as otherwise indicated, the named persons herein have sole voting and dispositive power with respect to beneficially owned shares.

(3) Includes 287,612 shares underlying options, 33,251 shares underlying warrants, 266,012 shares underlying a convertible note, and 322 vested shares held under our retirement investment plan.

(4) Includes 10,000 shares underlying options; also includes 6,354 shares owned of record by Mr. DiPietro's spouse.

(5)  Includes 6,000 shares underlying warrants.

(6) Includes 44,274 shares underlying options and 1,237 vested shares held under our retirement investment plan.

(7) Includes 16,646 shares underlying options and 4,126 shares held indirectly in a retirement account.

(8)  Includes 19,016 shares underlying options.

(9)  Includes 15,830 shares underlying options.

(10) Includes 26,826 shares underlying options and 63 vested shares held under our retirement investment plan

(11) Includes 20,045 shares underlying options.

(12) The address of RVSI Investors, L.L.C. is Two North Riverside Plaza, Chicago, Illinois 60606.

(13) Based on information contained in an amendment to a Schedule 13G filed by RVSI Investors, L.L.C., EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., SZ Investments, L.L.C. and Chai Trust Company, L.L.C. on December 19, 2003, such persons have shared voting and dispositive power of 2,200,000 shares.

(14) The address of SF Capital Partners LTD is 3600 South Lake Drive, St. Francis, Wisconsin 53235.

(15) Based on information contained in a Schedule 13G filed by Michael A. Roth and Brian J. Stark on March 1, 2004, such persons have shared voting and dispositive power of 1,311,828 shares.

(16) Includes an aggregate of 760,512 shares underlying options, warrants and a convertible note, 1,622 vested shares held in our investment retirement plan and 4,126 held indirectly in a retirement account.

                              CERTAIN TRANSACTIONS

         On December 4, 2002, Pat V. Costa, our Chief Executive Officer, loaned us $500,000 and we issued a 9% Convertible Senior Note in the amount of $500,000. Under the terms of this note, we are required to make semiannual interest payments in cash on May 15 and November 15 of each year commencing May 2003 and pay the principal amount on December 4, 2005. This note allows Mr. Costa to require earlier redemption by us in certain circumstances including the sale of a division at a purchase price at least equal to the amounts then due under this note. Thus, Mr. Costa may require redemption at the time of the sale of SEG. This note also allows for conversion into shares of common stock. The note is convertible at the option of Mr. Costa into approximately 238,000 shares of our common stock at a conversion price of $2.10 per share. As an inducement to make this loan, Mr. Costa received a warrant to purchase approximately 60,000 shares of our common stock at an exercise price of $3.15 per share. We did not make the semiannual interest payments due on May 15, 2003 and November 15, 2003. On October 28, 2003, Mr. Costa agreed to forbear from exercising his rights with respect to these interest payments until January 14, 2005. As a condition to making this loan and in order to secure the prompt and complete payment, we entered into a Security Agreement with Mr. Costa. Under the terms of this Security Agreement, we granted Mr. Costa a security interest in certain of our assets.

         On November 26, 2003, we replaced our $10.0 million revolving credit line with a $13.0 million facility. In connection therewith, we issued a warrant to purchase 2,200,000 shares of our common stock to the lender and a warrant to purchase 60,000 shares of our common stock to the placement agent. The warrants are exercisable at $0.01 per share through November 25, 2006. The lender exercised its warrant on December 18, 2003.

         In February 2004, we completed private placements of our common stock and warrants, which raised $4.4 million in gross proceeds ($4.1 million, net of offering expenses). A total of approximately 1,500,000 shares of common stock were sold to accredited investors at $3.00 per share. We also issued to these accredited investors warrants to purchase up to approximately 1,400,000 shares at $3.10 per share. The net proceeds from the private placements will be used for general corporate purposes, including working capital to support growth.

         During the fiscal years ended September 30, 2002 and 2001, Jay M. Haft, a then director of our company, received $15,000 and $20,000, respectively, for consulting services provided to us.

         During the fiscal years ended September 30, 2002 and 2001, Robert H. Walker, a director of our company, received $5,375 and $13,000, respectively, for consulting services provided to us.

         Mark J. Lerner, a then director of our company, is president of Morgen, Evan & Company. Mr. Lerner, through Morgen, Evan, provided consultation services relative to our international marketing and sales efforts, for which we compensated Mr. Lerner, through Morgen, Evan in the amount of $20,000 for services received during the fiscal year ended September 30, 2001.

         We believe that the compensation or fees paid to such parties was no greater than what would have had to be paid to an unaffiliated person for substantially similar services.

                              SELLING STOCKHOLDERS

         This prospectus relates to our registration, for the account of the selling stockholders, of an aggregate of 9,861,580 shares of our common stock, including 3,175,957 shares underlying certain of our warrants and options, pursuant to registration rights granted by us to the selling stockholders.

         We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The last column in this table assumes the sale of all of the shares offered by this prospectus. The registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares.

                                                                           COMMON STOCK
                                                                            OFFERED BY
                                              SHARES BENEFICIALLY OWNED       SELLING      SHARES BENEFICIALLY OWNED
                                                  PRIOR TO OFFERING         STOCKHOLDER          AFTER OFFERING
                                              -------------------------    ------------    -------------------------
       NAMES OF SELLING STOCKHOLDERS               NUMBER      PERCENT        NUMBER        NUMBER          PERCENT
--------------------------------------------  ---------------  --------    ------------    --------        ---------
Atlas Equity, I, Ltd.                             491,935         2.6%       491,935(1)        -              -
Atlas Funds, LLC                                  154,839          *         154,839(2)        -              -
Crestview Capital Master LLC                    1,556,989         8.1%     1,556,989(3)        -              -
Clough Investment Partners I, LP                  290,062         1.5%       290,062(4)        -              -
Clough Investment Partners II, LP                  34,467          *          34,467(5)        -              -
Clough Offshore Fund LTD                           87,190          *          87,190(6)        -              -
Gruber McBaine International                      135,304          *          73,054(7)      62,250           *
Lagunitas Partners LP                             453,205         2.4%       167,055(8)     286,150          1.5%
Jon D. Gruber & Linda W. Gruber                    98,645          *          44,085(9)      54,560           *
Richard P. Kiphardt                               309,677         1.7%       309,677(2)        -              -
Theodore S. LaBella                               190,376         1.0%       190,376(10)       -              -
Hideko A. K. LaBella                               34,300          *          15,484(2)      18,816           *
Laddcap Value Partners                            156,475          *         123,871(2)      32,604           *
The Irrevocable Trust of James E.
     Lineberger u/a 12/17/98                      289,515         1.6%       123,871(2)     165,644           *
L & Co., Inc.                                     555,612         3.0%        30,968(2)     524,644          2.8%
The Lynch Foundation                               92,903          *          92,903(2)        -              -
Peter S. Lynch Charitable Lead Annuity Trust       15,484          *          15,484(2)        -              -
Peter S. Lynch Charitable Unitrust                 15,484          *          15,484(2)        -              -
Peter and Carolyn Lynch Unitrust                   61,935          *          61,935(2)        -              -
Raj Maheshwari                                     92,903          *          92,903(2)        -              -
Osiris Investment Partners LP                     247,742         1.2%       247,742(2)        -              -
SF Capital Partners, Ltd.                       1,311,828         6.8%     1,311,828(11)       -              -
Shulevitz Family Equities LLC                      94,731          *          94,731(12)       -              -
Straus Partners LP                                387,536         2.1%       387,536(13)       -              -
Straus GEPT Partners LP                           250,099         1.3%       250,099(14)       -              -
Topaz Partners                                    204,033         1.1%       204,033(15)       -              -
The Vintox Fund                                   120,000          *         120,000(2)        -              -
Barrington Research Associates, Inc.(17)          120,000          *         120,000(16)       -              -
McDonald Investments, Inc. (18)                    46,028          *          46,028(19)       -              -
James Hahn                                         52,306          *          52,306(19)       -              -
David Bubnoski                                     14,894          *          14,894(19)       -              -
Thomas Alexander                                   64,741          *          64,741(19)       -              -
Richard Mahmarian                                   6,658          *           6,658(19)       -              -
Japan Direx Corporation                           125,674          *         125,674(19)       -              -
Todd Walker                                         3,080          *           3,080(19)       -              -
Michael Savage                                      3,080          *           3,080(19)       -              -
Paul and Paula Ambrose                              3,080          *           3,080(19)       -              -
Morris Hahn                                         4,091          *           4,091(19)       -              -
Thomas Cretella                                     5,236          *           5,236(19)       -              -
Randy Angerman                                      4,091          *           4,091(19)       -              -

                                                                           COMMON STOCK
                                                                            OFFERED BY
                                              SHARES BENEFICIALLY OWNED       SELLING      SHARES BENEFICIALLY OWNED
                                                  PRIOR TO OFFERING         STOCKHOLDER          AFTER OFFERING
                                              -------------------------    ------------    -------------------------
     NAMES OF SELLING STOCKHOLDERS                 NUMBER      PERCENT        NUMBER        NUMBER          PERCENT
----------------------------------------      ---------------  --------    ------------    --------        ---------
Joseph Zako                                         8,182          *          8,182 (19)       -              -
Jeannine Guilleven Wood                             8,182          *          8,182 (19)       -              -
Ray Verchio                                         4,593          *          4,593 (19)       -              -
Robert Sharp                                        4,091          *          4,091 (19)       -              -
Paul Matzko                                         5,649          *          5,649 (19)       -              -
Anthony Barbaro                                     6,136          *          6,136 (19)       -              -
Thomas Chernack                                    17,911          *         17,911 (19)       -              -
Martin Judge                                        1,495          *          1,495 (19)       -              -
Andrew Peros                                        4,052          *          4,052 (19)       -              -
Joseph Snyder                                         599          *            599 (19)       -              -
William Peterson                                      346          *            346 (19)       -              -
Robert Valvo                                          346          *            346 (19)       -              -
Philip Koerper                                     20,000          *         20,000 (19)       -              -
Adept Technologies, Inc.                           19,462          *         19,462            -              -
Aetrium                                            70,000          *         70,000            -              -
Applied Industrial Technologies                    35,000          *         35,000            -              -
Asyst Technologies, Inc.                           42,090          *         42,090            -              -
Automation Delectronics Corp.                       7,000          *          7,000            -              -
Basler Vision Technologies                          1,743          *          1,743            -              -
Bothe Associates                                   18,000          *         18,000            -              -
Computer Express                                    4,040          *          4,040            -              -
Electronics Equipment Sales Corp. (EESC)            2,895          *          2,895            -              -
Excelerate Technologies                            18,211          *         18,211            -              -
Exhibit Concepts                                    6,393          *          6,393            -              -
Exhibit Works, Inc.                                 2,156          *          2,156            -              -
Michael Gray                                        1,320          *          1,320            -              -
H & H Technologies                                 33,000          *         33,000            -              -
H.L. Large, Inc.                                    1,404          *          1,404            -              -
H.W. Specialties Co., Inc.                          6,000          *          6,000            -              -
HiTech Marketing Associates, Inc.                   5,636          *          5,636            -              -
Hypur Precision Mfg., Inc.                          1,656          *          1,656            -              -
J. R. Electronics, Inc.                             8,111          *          8,111            -              -
Kofler's Tool & Die, Inc.                           2,852          *          2,852            -              -
Machine Components Corp.                              890          *            890            -              -
Marketech International Corp.                      54,000          *         54,000            -              -
N & L Instruments, Inc.                             7,088          *          7,088            -              -
Piepho Moving & Storage, Inc.                       5,000          *          5,000            -              -
Precision Metals Corporation                       18,600          *         18,600            -              -
Test Technology, Inc.                              35,000          *         35,000            -              -
Toolrite Mfg. Company, Inc.                         6,601          *          6,601            -              -
Tri-Phase Automation                               55,000          *         55,000            -              -
Uke Enterprises, Inc.                               1,998          *          1,998            -              -
United Tool Inc.                                   25,000          *         25,000            -              -
W. Haut Specialties Co.                             3,612          *          3,612            -              -
RVSI Investors LLC                              2,200,000        11.7%    2,200,000            -              -
Mark Lerner (20)                                   38,680          *         38,680 (21)       -              -

----------------------

 *    Less than 1.0%

 (1)  Such shares include 241,935 shares issuable upon exercise of warrants.

 (2)  Approximately 32.3% of such shares are issuable upon exercise of warrants.

 (3)  Such shares include 561,290 shares issuable upon exercise of warrants.

 (4)  Such shares include 113,052 shares issuable upon exercise of warrants.

 (5)  Such shares include 13,250 shares issuable upon exercise of warrants.

 (6)  Such shares include 34,303 shares issuable upon exercise of warrants.

 (7)  Such shares include 29,129 shares issuable upon exercise of warrants.

 (8)  Such shares include 62,806 shares issuable upon exercise of warrants.

 (9)  Such shares include 16,451 shares issuable upon exercise of warrants.

(10)  Such shares include 75,323 shares issuable upon exercise of warrants.

(11)  Such shares include 645,161 shares issuable upon exercise of warrants.

(12)  Such shares include 36,129 shares issuable upon exercise of warrants.

(13)  Such shares include 158,374 shares issuable upon exercise of warrants.

(14)  Such shares include 102,916 shares issuable upon exercise of warrants.

(15)  Such shares include 74,194 shares issuable upon exercise of warrants.

(16)  One-third of such shares are issuable upon exercise of warrants.

(17) Such selling stockholder provided us with investment banking services in 2003 and 2004.

(18) Such selling stockholder provided us with investment banking services in 2002.

(19)  All of such shares are issuable upon exercise of warrants.

(20) Such selling stockholder served as a member of our board of directors until March 2004.

(21)  Such shares include 22,060 shares issuable upon exercise of options.

         The shares of common stock, including the common stock underlying the warrants, that were issued or will be issued to the selling stockholders, are being registered in this offering pursuant to registration rights granted to substantially all of such selling stockholders. We have agreed to pay all expenses and costs to comply with our obligation to register the selling stockholders' shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholders against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling stockholders, as well as on behalf of their donees, pledgees, transferees or other successors-in-interest, if any, who may sell shares received as gifts, pledges, partnership distributions or other non-sale related transfers. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

         Sales of the shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on The Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

         The selling stockholders may effect such transactions by selling the shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

         The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part under the Securities Act, disclosing:

     - the name of each such selling stockholder and of the participating broker-dealer(s);

     -   the number of shares involved;

     -   the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     -   other facts material to the transaction.

         In addition, if we are notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file an appropriate supplement to this prospectus.

         We will not receive any of the proceeds received by the selling stockholders in connection with any of their sales of our common stock.

                          DESCRIPTION OF OUR SECURITIES

COMMON STOCK

         We are currently authorized to issue up to 100,000,000 shares of our common stock, $.01 par value. As of March 1, 2004, 18,807,653 shares of our common stock were issued and outstanding, and held of record by approximately 3,500 persons. We estimate that there are in excess of 20,000 beneficial owners of our common stock.

         Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable.

WARRANTS

         The material terms of the warrants issued to the selling stockholders are as follows:

         As of March 1, 2004, there were outstanding warrants to purchase 1,000,000 shares of our common stock at $3.05 per share commencing March 26, 2004 and ending September 26, 2008. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including the issuance of our common stock at a price below the exercise price of the warrants.

         As of March 1, 2004, there were outstanding warrants to purchase 200,000 shares of our common stock at $3.05 per share commencing May 1, 2004 and ending September 26, 2008. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including the issuance of our common stock at a price below the exercise price of the warrants.

         As of March 1, 2004, there were outstanding warrants to purchase 40,000 shares of our common stock at $2.50 per share commencing March 26, 2004 and ending September 26, 2007. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including the issuance of our common stock at a price below the exercise price of the warrants.

         As of March 1, 2004, there were outstanding warrants to purchase 60,000 shares of our common stock at $0.01 per share through November 25, 2006. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including split-up or combination of our common stock and a reorganization or merger to which we are a party.

         As of March 1, 2004, there were outstanding warrants to purchase 116,258 shares of our common stock at $3.60 per share through September 2, 2006. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including split-up or combination of our common stock and a reorganization or merger to which we are a party.

         As of March 1, 2004, there were outstanding warrants to purchase
7,047 shares of our common stock at $2.50 per share through September 2, 2006. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including split-up or combination of our common stock and a reorganization or merger to which we are a party.

         As of March 1, 2004, there were outstanding warrants to purchase 20,000 shares of our common stock at $0.05 per share through October 31, 2006. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including split-up or combination of our common stock and a reorganization or merger to which we are a party.

         As of March 1, 2004, there were outstanding warrants to purchase
46,028 shares of our common stock at $0.05 per share through May 19, 2006. The number of shares issuable upon exercise of the warrants is subject to adjustment upon the occurrence of certain events, including our issuance of additional shares.

         As of March 1, 2004, there were outstanding warrants to purchase 1,419,355 shares of our common stock at $3.10 through August 19, 2004. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including split-up or combination of our common stock and a reorganization or merger to which we are a party.

         As of March 1, 2004, there were outstanding warrants to purchase 20,000 shares of our common stock at $3.00 per share through February 29, 2008. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including split-up or combination of our common stock and a reorganization or merger to which we are a party.

         As of March 31, 2004, we agreed to issue warrants to purchase 225,208 shares of our common stock at $0.01 per share through March 31, 2007. The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including split-up or combination of our common stock and a reorganization or merger to which we are a party.

LIMITATION OF LIABILITY

         As permitted by the General Corporation Law of the State of Delaware, our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

     - for any breach of the director's duty of loyalty to us or our stockholders

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock

     - for any transaction from which the director derives an improper personal benefit.

         As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

         Our restated certificate of incorporation provides for the indemnification of our directors and officers, and, to the extent authorized by our board in its sole and absolute discretion, employees and agents, to the full extent authorized by, and subject to the conditions set forth in the Delaware law. We currently maintain liability insurance for the benefit of our directors and officers.

DELAWARE ANTI-TAKEOVER LAW

         We are subject to the provisions of section 203 of the Delaware law.
Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

SHAREHOLDER RIGHTS PLAN

         We have a shareholder rights plan. The plan is intended to deter coercive or partial offers which will not provide fair value to all stockholders and enhance our ability to represent all stockholders and thereby maximize stockholder values.

         Pursuant to a rights agreement with American Stock Transfer & Trust Company, as rights agent, one right was issued for each outstanding share of our common stock on May 26, 1998. Each right entitles the registered holder to purchase one-third of a share of common stock, at a price of $90.00 per one-third of a share. The rights generally will not become exercisable unless and until, among other things, any person acquires 15% or more of our outstanding common stock. The rights are redeemable under certain circumstances at $0.025 per right and will expire, unless earlier redeemed or extended, on May 26, 2008.

TRANSFER AGENT

         The transfer agent for our common stock is American Stock Transfer & Trust Company.

                                  LEGAL MATTERS

         The validity of the shares of our common stock covered by this prospectus has been passed upon by Sonnenschein Nath & Rosenthal LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements of Robotic Vision Systems, Inc. and subsidiaries as of and for the year ended September 30, 2003, and the related financial statement schedule included in this prospectus have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the entity's ability to continue as a going concern described in Note 1 to the financial statements and the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", as described in Note 18), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Robotic Vision Systems, Inc. as of September 30, 2002, and for each of the two years in the period ended September 30, 2002, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the entity's ability to continue as a going concern described in Note 1 and the Company's change in its method of revenue recognition to conform with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," described in Note 2), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                       WHERE CAN YOU FIND MORE INFORMATION

         We have filed with the SEC a registration statement under the Securities Act for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to our company and the common stock offered hereby, you should refer to the registration statement.

         The registration statement can be inspected and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the registration statement is publicly available through the SEC's site on the Internet, located at: http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                            PAGE
                                                                                                            ----
Independent Auditors' Reports .......................................................................        F-2
Consolidated Balance Sheets at September 30, 2003 and September 30, 2002.............................        F-4
Consolidated Statements of Operations for the Years Ended
September 30, 2003, 2002 and 2001....................................................................        F-5
Consolidated Statements of Stockholders' Equity (Deficit)
for the Years Ended September 30, 2003, 2002 and 2001................................................        F-6
Consolidated Statements of Comprehensive Loss for the
Years Ended September 30, 2003, 2002 and 2001........................................................        F-7
Consolidated Statements of Cash Flows for the
Years Ended September 30, 2003, 2002 and 2001........................................................        F-8
Notes to Consolidated Financial Statements ..........................................................        F-9
Consolidated Balance Sheet at December 31, 2003 (unaudited) .........................................        F-37
Consolidated Statement of Operations at December 31, 2003 and December 31, 2002 (unaudited) .........        F-38
Consolidated Statement of Stockholders' Deficit for the Three Months Ended December 31, 2003
  (unaudited)........................................................................................        F-39
Consolidated Statements of Cash Flows for the Three Months Ended December 31, 2003 and
December 31, 2002  (unaudited) ......................................................................        F-40
Notes to Consolidated Financial Statements ..........................................................        F-41

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Robotic Vision Systems, Inc.
Nashua, New Hampshire

         We have audited the accompanying consolidated balance sheet of Robotic Vision Systems, Inc. and subsidiaries (the "Company") as of September 30, 2003, and the related consolidated statements of operations, stockholders' equity (deficit), comprehensive loss, and cash flows for the year ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Robotic Vision Systems, Inc. and subsidiaries at September 30, 2003, and the results of their consolidated operations and their consolidated cash flows for the year ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. The financial data in this schedule as of and for the year ended September 30, 2003 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth herein in relation to the basic financial statements taken as a whole.

         As discussed in Note 18 to the consolidated financial statements, effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

         The accompanying consolidated financial statements for the year ended September 30, 2003 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses and non-compliance with certain loan covenants raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORNTON LLP

Boston, Massachusetts
December 22, 2003

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Robotic Vision Systems, Inc.
Nashua, New Hampshire

         We have audited the accompanying balance sheets of Robotic Vision Systems, Inc. and subsidiaries (the "Company") as of September 30, 2002, and the related consolidated statements of operations, stockholders' equity, comprehensive loss, and cash flows for the two years in the period ended September 30, 2002. Our audits also included the financial statement schedule included on Page F-36 for each of the two years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Robotic Vision Systems, Inc. and subsidiaries at September 30, 2002, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

         As discussed in Note 2 to the consolidated financial statements, effective October 1, 2000, the Company changed its method of revenue recognition to conform to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

         The accompanying financial statements for the year ended September 30, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses and non-compliance with certain loan covenants raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
January 14, 2003

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 2003 AND 2002

                                                                                          2003         2002
                                                                                        --------     -------
                                                                                        (IN THOUSANDS, EXCEPT
                                                                                          PER SHARE AMOUNTS)
                             ASSETS
Current Assets:
  Cash and cash equivalents.....................................................      $     367    $     220
  Accounts receivable, net of allowances of $1,140 and $1,672...................          9,501       13,574
  Inventories, net..............................................................         10,995       22,767
  Prepaid expenses and other current assets.....................................          1,561        1,294
                                                                                      ---------    ---------
     Total current assets.......................................................         22,424       37,855
Plant and equipment, net                                                                  2,218        5,733
Goodwill, net of accumulated amortization of $3,215 ............................          1,333        1,554
Software development costs, net ................................................          5,227        6,864
Intangibles and other long-term assets..........................................          2,791        4,883
                                                                                      ---------    ---------
                                                                                      $  33,993    $  56,889
                                                                                      =========    =========
                 LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
  Revolving credit facility ....................................................      $   4,635    $   7,132
  Notes payable and current portion of long-term debt ..........................          8,835        4,781
  Accounts payable current .....................................................          3,019        7,641
  Accounts payable past-due ....................................................          6,546        3,403
  Accrued expenses and other current liabilities ...............................         18,430       15,780
  Deferred gross profit ........................................................          1,693        1,839
                                                                                      ---------    ---------
     Total current liabilities .................................................         43,158       40,576
Long-term debt .................................................................          1,285        3,076
                                                                                      ---------    ---------
     Total liabilities .........................................................         44,443       43,652
Stockholders' (Deficit) Equity:
     Common stock, $0.01 par value; shares authorized, 100,000 shares;
     issued and outstanding, 2003 -- 14,724 and 2002-- 12,131 ..................            147          121
     Additional paid-in capital ................................................        299,768      293,476
     Accumulated deficit .......................................................       (308,920)    (278,798)
     Accumulated other comprehensive loss ......................................         (1,445)      (1,562)
                                                                                      ---------    ---------
     Total stockholders' (deficit) equity ......................................        (10,450)      13,237
                                                                                      ---------    ---------
                                                                                      $  33,993    $  56,889
                                                                                      =========    =========

                 See notes to consolidated financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

                                                                         2003             2002            2001
                                                                      ---------        ---------        ---------
                                                                                 (IN THOUSANDS, EXCEPT
                                                                                  PER SHARE AMOUNTS)
Revenues ........................................................     $  43,400        $  59,243        $ 107,845
Cost of revenues ................................................        30,291           44,968           90,013
                                                                      ---------        ---------        ---------
Gross profit ....................................................        13,109           14,275           17,832
                                                                      ---------        ---------        ---------
Operating costs and expenses:
Research and development expenses ...............................        10,183           18,590           28,352
Selling, general and administrative expenses ....................        30,875           36,915           54,320
Severance and other charges .....................................         3,889            6,244           17,336
Gain on sale of assets ..........................................          (350)          (6,935)              --
In-process research and development .............................            --               --            1,050
                                                                      ---------        ---------        ---------
Loss from operations ............................................       (31,488)         (40,539)         (83,226)
Other gains .....................................................         2,688               --               --
Interest income .................................................             5               96              442
Interest expense ................................................        (1,309)          (1,331)          (1,622)
                                                                      ---------        ---------        ---------
Loss before income taxes ........................................       (30,104)         (41,774)         (84,406)
Provision for income taxes ......................................            --               --            9,220
                                                                      ---------        ---------        ---------
Loss before cumulative effect of accounting change ..............       (30,104)         (41,774)         (93,626)
Cumulative effect of accounting change ..........................            --               --          (10,747)
                                                                      ---------        ---------        ---------
Net loss ........................................................     $ (30,104)       $ (41,774)       $(104,373)
                                                                      =========        =========        =========
Net loss per share:
Loss before cumulative effect of accounting change:
  Basic and diluted .............................................     $   (2.44)       $   (4.19)       $  (13.22)
Cumulative effect of accounting change:
  Basic and diluted .............................................            --               --        $   (1.50)
Net loss
  Basic and diluted .............................................     $   (2.44)       $   (4.19)       $  (14.72)
Weighted average shares:
  Basic and diluted .............................................        12,337           10,019            7,137

                 See notes to consolidated financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

                                                                                                      ACCUMULATED
                                                           COMMON STOCK*                                 OTHER
                                                        ------------------   ADDITIONAL               COMPREHENSIVE      TOTAL
                                                         NUMBER               PAID-IN    ACCUMULATED     INCOME        STOCKHOLDERS'
                                                        OF SHARES   AMOUNT    CAPITAL      DEFICIT       (LOSS)          EQUITY
                                                        ---------   ------   ----------  -----------  -------------    -------------
                                                                                     (IN THOUSANDS)
BALANCE, OCTOBER 1, 2000 ............................     7,055    $  71     $ 269,249   $(131,733)   $   (671)      $  136,916
Shares issued in connection with the exercise
  of stock options and warrants .....................       137        1         1,603          --          --            1,604
Amortization of warrant premium .....................        --       --            --        (704)         --             (704)
Translation adjustment ..............................        --       --            --          --         (11)             (11)
Net loss ............................................        --       --            --    (104,373)         --         (104,373)
                                                          -----    -----     ---------   ---------    --------       ----------
BALANCE, SEPTEMBER 30, 2001 .........................     7,192       72       270,852    (236,810)       (682)          33,432
                                                          -----    -----     ---------   ---------    --------       ----------
Shares issued in connection with the exercise
  of warrants .......................................     2,871       29         9,038          --          --            9,067
Shares and warrants issued in connection with
  the private placement of common stock .............     2,055       20        13,539          --          --           13,559
Shares and warrants issued for professional
  services ..........................................        13       --            47          --          --               47
Minimum pension obligation ..........................        --       --            --          --        (657)            (657)
Amortization of warrant premium .....................        --       --            --        (214)         --             (214)
Translation adjustment ..............................        --       --            --          --        (223)            (223)
Net loss ............................................        --       --            --     (41,774)         --          (41,774)
                                                         ------    -----     ---------   ---------    --------       ----------
BALANCE, SEPTEMBER 30, 2002 .........................    12,131      121       293,476    (278,798)     (1,562)          13,237
                                                         ------    -----     ---------   ---------    --------       ----------
Warrants issued in connection with debt deferral ....        --       --           282          --          --              282
Shares and warrants issued in connection with
  the private placement of common stock .............     2,000       20         4,582          --          --            4,602
Shares issued in exchange for debt ..................       440        4         1,310          --          --            1,314
Shares and warrants issued for professional
  services ..........................................        64        1            97          --          --               98
Shares issued for employee retention ................        89        1             3          --          --                4
Minimum pension obligation ..........................        --       --            --          --         136              136
Beneficial conversion feature .......................        --       --            18         (18)         --               --
Translation adjustment ..............................                 --            --          --         (19)             (19)
Net loss ............................................        --       --            --     (30,104)         --          (30,104)
                                                         ------    -----     ---------   ---------    --------       ----------
BALANCE, SEPTEMBER 30, 2003 .........................    14,724    $ 147     $ 299,768   $(308,920)   $ (1,445)      $  (10,450)
                                                         ======    =====     =========   =========    ========       ==========

----------

* As adjusted for 5-for-1 reverse stock split. See Note 2

                 See notes to consolidated financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
              FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

                                                       2003          2002          2001
                                                    ---------     ---------     ---------
                                                                (IN THOUSANDS)
Net loss .........................................  $ (30,104)    $ (41,774)    $(104,373)
Foreign currency translation adjustment ..........        (19)         (223)          (11)
Minimum pension liability ........................        136          (657)           --
                                                    ---------     ---------     ---------
Comprehensive loss ...............................  $ (29,987)    $ (42,654)    $(104,384)
                                                    =========     =========     =========

                 See notes to consolidated financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

                                                                                   2003          2002          2001
                                                                                ---------     ---------     ---------
                                                                                            (IN THOUSANDS)
OPERATING ACTIVITIES:
Net loss ..................................................................     $(30,104)     $(41,774)     $(104,373)
Adjustments to reconcile net loss to net cash used in operating activities:
  Deferred income taxes ...................................................           --            --          9,220
  Depreciation and amortization ...........................................        6,341        10,289         14,883
  Non cash interest .......................................................           18            --             --
  Issuance of warrants and shares in lieu of cash .........................          384            47             --
  Gain on shares exchanged for debt .......................................       (1,492)           --             --
  Cumulative effect of accounting change ..................................           --            --         10,747
  Write-off of tangible and intangible assets .............................          564         4,825         12,885
  Bad debt provision ......................................................          984            40          1,122
  Inventory provision .....................................................        3,703         4,913         17,300
  Warranty provision ......................................................          158           777          1,990
  In-process research and development .....................................           --            --          1,050
  Gain on sale of assets ..................................................         (350)       (6,935)            --
  Loss on disposition of assets ...........................................        1,387            70             --
  Changes in operating assets and liabilities:
   Accounts receivable ....................................................        3,089         1,252         48,650
   Inventories ............................................................        8,069         4,131          1,147
   Prepaid expense and other current assets ...............................         (267)          874          1,528
   Other assets ...........................................................          762          (474)          (692)
   Accounts payable current ...............................................       (4,622)       (2,850)       (22,369)
   Accounts payable past-due ..............................................        5,949           180          5,052
   Deferred gross profit ..................................................         (146)         (630)        (8,278)
   Accrued expenses and other current liabilities .........................        2,701          (660)        (2,446)
                                                                                --------      --------      ---------
    Net cash used in operating activities .................................       (2,872)      (25,905)       (12,584)
                                                                                --------      --------      ---------
INVESTING ACTIVITIES:
Additions to plant and equipment, net .....................................         (392)         (792)        (2,285)
Cash paid for acquisitions, net of cash acquired ..........................           --            --         (3,125)
Additions to software development costs ...................................       (1,197)       (1,409)        (3,409)
Proceeds from sale of assets ..............................................          350        10,189             --
                                                                                --------      --------      ---------
    Net cash (used in) provided by investing activities ...................       (1,239)        7,988         (8,819)
                                                                                --------      --------      ---------
FINANCING ACTIVITIES:
Issuance of convertible note ..............................................          500            --             --
Issuance of promissory note ...............................................        2,000            --             --
Proceeds from private placement of common stock, net of offering costs ....        4,602        13,559             --
Proceeds from exercise of stock options and warrants ......................           --            --             26
Net proceeds from (payments of) revolving credit facility .................       (2,497)        4,747          2,385
Repayment of long-term borrowings .........................................         (328)       (3,642)          (420)
                                                                                --------      --------      ---------
    Net cash provided by financing activities .............................        4,277        14,664          1,991
                                                                                --------      --------      ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS ..............          (19)          (81)            19
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......................          147        (3,334)       (19,393)
CASH AND CASH EQUIVALENTS:
  Beginning of year .......................................................          220         3,554         22,947
                                                                                --------      --------      ---------
  End of year .............................................................     $    367      $    220      $   3,554
                                                                                --------      --------      ---------
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid .............................................................     $    913      $    801      $     446
                                                                                --------      --------      ---------
Income taxes paid .........................................................     $     42      $    160      $      --
                                                                                --------      --------      ---------
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of notes payable and future payments for acquisition .............     $     --      $     --      $   9,185
                                                                                ========      ========      =========
Cashless exercise of prepaid warrants for 2,384 shares of common stock in
  2002 and 137 in 2001.....................................................     $     --      $  7,067      $   1,576
                                                                                ========      ========      =========
Issuance of 487 shares of common stock in payment of accrued
  warrant premium .........................................................     $     --      $  2,000      $      --
                                                                                ========      ========      =========
Trade payables exchanged with shares of common stock ......................     $  2,806      $     --      $      --
                                                                                ========      ========      =========
Discount on convertible note ..............................................     $     65      $     --      $      --
                                                                                ========      ========      =========
Amortization of warrant premium ...........................................     $     --      $    214      $     704
                                                                                ========      ========      =========
Minimum pension liability .................................................     $   (136)     $    657      $      --
                                                                                ========      ========      =========

                 See notes to consolidated financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.       BUSINESS OVERVIEW AND GOING CONCERN CONSIDERATIONS

         Description of Business -- Robotic Vision Systems, Inc. ("RVSI"), including its subsidiaries (collectively the "Company"), designs, manufactures, markets and sells automated two dimensional ("2-D") and three dimensional ("3-D") machine vision based products and systems for inspection, measurement and identification.

         The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses for fiscal 2003, 2002 and 2001 amounting to $31,488, $40,539 and $83,226, respectively, and negative cash flows from operations for fiscal 2003, 2002 and 2001 amounting to $2,872, $25,905 and $12,584, respectively.
Further, the Company has debt payments due which relate to acquisitions the Company has made and, as of September 30, 2003, is not in compliance with the debt covenants on its line of credit. These conditions raise doubt about the Company's ability to continue as a going concern.

         The Company has prepared and is executing a plan to meet its financial needs. The Company has undertaken several measures during fiscal 2003 and subsequently to reduce its losses, strengthen its working capital position and provide additional liquidity. During fiscal 2003 it reduced its fixed costs significantly, reduced its operating losses and lowered its breakeven level of revenues. In November 2002, it began the process of selling the Semiconductor Equipment Group ("SEG") business. On December 4, 2002, the Company received $500 from the issuance of a convertible note. On April 11, 2003, the Company received a $1,000 settlement payment and the first one-half of a $4,000 loan from a major customer. On September 26, 2003, the Company completed a private placement of its common stock, which, along with the exercise on December 1, 2003, of an option to purchase additional shares by its lead investor, raised gross proceeds of $6,000. The proceeds as of September 30, 2003, net of offering expenses, totaled $4,602. On November 26, 2003, the Company refinanced its existing revolving credit facility with a new facility, which increased its maximum borrowing availability to $13,000. In December 2003, the Company informed the Lender of its desire to draw down the second tranche of the loan. In response, the Lender stated that it will advance the second tranche loan only if the Company agrees to substantial modifications to the settlement and release agreement. The Company has not as yet determined whether it is prepared to accept such modifications.

         In November 2002, the Company adopted a formal plan to sell the SEG business. In the period since the formal plan was adopted, the semiconductor equipment industry has entered the early stages of a growth cycle driven by rising semiconductor industry sales. Also, during this period the SEG business has (a) lowered its fixed costs and breakeven level of revenues, (b) reduced its liabilities through a series of debt-for-equity exchanges, and (c) recruited an experienced high technology executive to run the operations and oversee its eventual sale. While there can be no assurance of a successful outcome, the Company believes that given these changes in the business and the concurrent improvement in the semiconductor capital spending environment, the SEG business has the potential to generate positive cash flow from operations and return to profitability. Accordingly, the Company believes the timing of the SEG business' sale should be lengthened to allow for the realization of a sale price that more closely reflects what it believes is the business' inherent value.

         The sale of SEG, if completed, is expected to result in sufficient proceeds to pay down a significant portion of the Company's debt, reduce accounts payable, and provide working capital for the Company's remaining business. However, no assurance can be given that SEG will be sold at a price, or on sufficient terms, to allow for such a result. Because the timing and proceeds of a prospective sale of SEG is uncertain, the Company took steps during fiscal 2003 to increase its working capital.

         If the Company does not succeed in selling the Semiconductor Equipment Group, it may not have sufficient working capital to continue in business. While management believes that it will complete such a sale, there can be no assurance that the proceeds of a sale will be sufficient to finance the Company's remaining businesses. In that

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES event, the Company may be forced either to seek additional financing or to sell some or all of the remaining product lines.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation -- The consolidated financial statements include the financial statements of RVSI and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

         Revenues, Cost of Revenues and Cumulative Effect of Accounting Change -- In fiscal year 2001, the Company changed its method of accounting for revenue on certain semiconductor equipment sales to comply with SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Previously, the Company generally recognized revenue upon shipment to the customer, and accrued the cost of providing any undelivered services associated with the equipment at the time of revenue recognition. Under the new accounting method, adopted retroactive as of October 1, 2000, the Company recognizes revenue based on the type of equipment that is sold and the terms and conditions of the underlying sales contracts including acceptance provisions.

         Revenue for established products that have previously satisfied customer acceptance requirements and that provide for full payment tied to shipment is generally recognized upon shipment and passage of title. In those cases, installation is not deemed to be essential to the functionality of the equipment since installation does not involve significant changes to the features or capabilities of the equipment or building complex interfaces and connections. In addition, the equipment could be installed by the customer or other vendors and generally the cost of installation approximates only 1% to 2% of the sales value of the related equipment. When customer payment terms provide that a minor portion of the equipment purchase price be paid only upon customer acceptance (20% or less), the portion of the purchase price related to customer acceptance is generally recognized upon customer acceptance with the majority portion of revenue and the entire product cost recognized upon shipment and passage of title. When customer payment terms require that a significant portion of the equipment price be paid upon customer acceptance (greater than 20%), the entire purchase price and cost are deferred until customer acceptance is received. Revenue for new products that have not previously satisfied customer acceptance requirements, generally semiconductor capital equipment, is recognized upon customer acceptance. The gross profit on sales that are not yet recognized is recorded as deferred gross profit in the consolidated balance sheet. The Company provides for warranty costs at the time the related revenue is recognized. Equipment installation is typically provided by the Company and is generally not billed separately to the customer. Service revenue, related to maintenance and training programs, is recognized ratably over the period that services are provided. The Company does not grant any rights of return or price protection privileges to distributors.

         The cumulative effect of the change as of October 1, 2000 resulted in a charge to operations of $10,747, which is included in the Consolidated Statement of Operations for the year ended September 30, 2001. The effect of the change on the year ended September 30, 2001, was to increase revenues by $15,197 and to reduce the loss before the cumulative effect of the accounting change by $8,107.

         Cash and Cash Equivalents -- Cash and cash equivalents include money market accounts and certain debt securities issued by the United States government purchased with an original or remaining maturity of three months or less.

         Allowance for Doubtful Accounts -- The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These estimated allowances are periodically reviewed, on a case by case basis, analyzing the customers' payment history and information regarding customers' creditworthiness known to the Company. In addition, the Company records a reserve based on the size and age of all receivable balances against which it does not have specific reserves.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

    Inventories -- Inventories are stated at the lower of cost (using the first-in, first-out cost flow assumption) or market. The Company reduces the carrying value of its inventory for estimated obsolescence by the difference between the cost of inventory and its estimated net realizable value based upon assumptions about future demand and market conditions. There can be no assurance that the Company will not have to take additional inventory provisions in the future based upon a number of factors including: changing business conditions; shortened product life cycles; the introduction of new products and the effect of new technology.

    Foreign Currency -- Foreign currencies are translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translations". Under this standard, assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange values. Income and expense items are translated at average rates of exchange prevailing during the year.

    Gains and losses arising from the translation of the Company's foreign subsidiaries' financial statements are reflected as a component of equity. Realized and unrealized gains and losses are included in income in the period in which they occur.

    Plant and Equipment -- Plant and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over estimated lives ranging from two to eight years. Leasehold improvements are amortized over the lesser of their respective estimated useful lives or lease terms.

    Intangible Assets -- In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company conducts a periodic assessment, annually or more frequently, if impairment indicators exist, on the carrying value of our goodwill. The assessment is based on estimates of future income from the reporting units and estimates of the market value of the units. These estimates of future income are based upon historical results, adjusted to reflect our best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates. In addition, the estimated future market value for our reporting units is based on management's judgement.

    In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews the carrying value of long-lived assets when circumstances dictate that they should be reevaluated, based upon the expected future operating cash flows of its business. These future cash flow estimates are based on historical results, adjusted to reflect the Company's best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates, and accordingly, could result in additional impairment of long-lived assets. See Note 15 for the discussion of impairments recorded in fiscal 2003 and 2002. Also, as discussed later in this Note, the Company adopted the provisions of SFAS No. 144 in fiscal 2003.

    Software Development Costs -- Software development costs are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Such costs are capitalized only to the extent of costs of producing product masters subsequent to the establishment of their technological feasibility and capitalization ends when the product is available for general release to customers. Capitalized software development costs are amortized over the estimated useful lives (generally five years) on a straight-line basis or the ratio of current revenues to total expected revenues in a product's expected life, if greater. Amortization begins in the period in which the related product is available for general release to customers. The Company reviews the unamortized capitalized costs of its underlying products compared to the net realizable value of these products. An impairment loss is recorded in an amount by which the unamortized capitalized costs of a computer software product exceeds the net realizable value of that asset. Certain software development costs totaling $1,197, $1,409 and $3,409 have been capitalized during the fiscal years ended September 30, 2003, 2002 and 2001, respectively. Amortization expense relating to software development costs for the fiscal years ended

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

September 30, 2003, 2002, and 2001 was $2,834, $3,418 and $4,409, respectively.
See Note 15 for the discussion of impairments recorded in fiscal 2002.

    Research and Development Costs -- The Company charges research and development costs for Company-funded projects to operations as incurred.

    Income Taxes -- The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Valuation allowances are provided against assets that are not likely to be recognized. U.S. federal income taxes are not required on the unremitted accumulated earnings of foreign subsidiaries, since such earnings are considered to be permanently reinvested abroad.

    Net Loss Per Share -- Basic loss per share is computed using the weighted average number of common shares outstanding during each year. Diluted net income per common share reflects the effect of the Company's outstanding options and warrants (using the treasury stock method), except where such options would be anti-dilutive.

    Fair Value of Financial Instruments -- The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

        a) Receivables -- The carrying amount approximates fair value because of the short maturity of these instruments.

        b) Debt -- The carrying amounts approximate fair value based on borrowing rates currently available to the Company for loans with similar terms.

    Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company believes that the most significant estimates include the reserve for doubtful accounts receivable, reserve for inventory excess and obsolescence, warranty reserves and the assessment of impairment of long-lived assets.

    Concentrations of Credit Risk -- Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. Cash equivalents are placed with high-quality financial institutions, which limits the amount of credit exposure to any one institution, and the Company has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. Trade receivables result primarily from sales to semiconductor manufacturers located in North America, Japan, the Pacific Rim and Europe. Receivables are mostly from major corporations or distributors or are supported by letters of credit.

    Equity-based Compensation -- SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. As permitted by SFAS No. 123, the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board ("FASB")

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25," and has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, for financial reporting purposes, compensation cost for stock options granted to employees is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Equity instruments issued to nonemployees are accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Abstract No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

    The Company accounts for equity-based compensation arrangements in accordance with the provisions of APB No. 25 and complies with the disclosure provisions of SFAS No. 123, as amended by SFAS 148. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and EITF Abstract No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in conjunction with Selling Goods or Services. Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price.

    Had compensation cost for the Company's stock based compensation plans and employee stock purchase plan been determined on the fair value at the grant dates for awards under those plans, consistent with SFAS No. 123, the Company's net loss and net loss per share would have been reported at the pro-forma amounts indicated below.

                                                                        2003          2002           2001
                                                                    ------------  ------------  -------------
Net loss available to common stockholders (see Note 14).........    $   (30,104)  $   (41,988)  $   (105,077)
Deduct: Total stock-based compensation expense determined under the fair value based method for all stock option awards (net
  of related tax effects).......................................         (1,814)       (1,783)        (4,000)
                                                                    -----------   -----------   ------------
  Net loss -- pro forma.........................................    $   (31,918)  $   (43,771)  $   (109,077)
Loss per share:
  Basic and diluted -- as reported..............................    $     (2.44)  $     (4.19)  $     (14.72)
  Basic and diluted -- pro forma................................          (2.59)        (4.37)        (15.28)

    Litigation Contingencies -- The Company assesses its exposure to pending litigation and possible unasserted claims against it in order to establish appropriate litigation reserves. In establishing such reserves, the Company works with its counsel to consider the availability of insurance coverage, the likelihood of prevailing on a claim, the probable costs of defending the claim, and the prospects for, and costs of, resolution of the matter. It is possible that the litigation reserves established by the Company will not be sufficient to cover the Company's actual liability and future results of operations for any particular quarterly or annual period could be materially adversely affected by the outcome of certain litigation or claims.

    Reverse Stock Split -- Effective November 26, 2003, the Company effected a one-for-five reverse stock split of its common stock. All information in the consolidated financial statements related to common shares, share prices, per share amounts, stock option plans and stock warrants have been restated retroactively for the reverse stock split, unless otherwise noted.

    Reclassifications -- Certain amounts in the prior years' financial statements have been reclassified to conform with the current year's presentation.

   RECENT ACCOUNTING PRONOUNCEMENTS --

    In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement also supersedes APB No. 30 provisions related to accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The Company adopted this Statement in fiscal 2003. The adoption of SFAS No. 144 did not have a material effect on the Company's financial statements.

    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF Issue No. 94-35. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. The Company adopted the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The effect of adopting SFAS No. 146 is recognized in the consolidated financial statements.

    In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting And Disclosure Requirements For Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 addresses the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 were effective for the Company in its quarter ended December 31, 2002. The liability recognition requirements will be applicable prospectively to all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

    In November 2002, the EITF issued EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

    On April 30, 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's financial statements.

    On May 15, 2003, the FASB issued SFAS No. 150, Accounting for "Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

3.  ACCOUNTS RECEIVABLE

    Accounts receivable at September 30, 2003 and 2002, consisted of the following:

                                                                                 2003         2002
                                                                              ----------   ----------
Total accounts receivable.................................................    $   10,641   $   15,246
Less allowance for doubtful accounts receivable...........................        (1,140)      (1,672)
                                                                              ----------   ----------
Accounts receivables, net.................................................    $    9,501   $   13,574
                                                                              ==========   ==========

4.  INVENTORIES

    Inventories at September 30, 2003 and 2002, consisted of the following:

                                                                                  2003         2002
                                                                              -----------   ----------
Raw materials.............................................................     $    4,875   $   11,645
Work in process...........................................................          1,588        6,651
Finished goods............................................................          4,532        4,471
                                                                               ----------   ----------
     Total................................................................     $   10,995   $   22,767
                                                                               ==========   ==========

    Finished goods inventory includes $386 and $1,671 that have been placed on consignment with distributors at September 30, 2003 and 2002, respectively.

5.  INCOME TAXES

    The components of loss before income tax provision (benefit), for the fiscal years ended September 30, 2003, 2002 and 2001 are as follows:

                                                                     2003          2002          2001
                                                                 ------------  ------------  ------------
Domestic....................................................     $   (28,122)  $   (39,798)  $   (74,930)
Foreign.....................................................          (1,982)       (1,976)       (9,476)
                                                                 -----------   -----------   -----------
     Total..................................................     $   (30,104)  $   (41,774)  $   (84,406)
                                                                 ===========   ===========   ===========

    The income tax provision (benefit) for the fiscal years ended September 30, 2003, 2002 and 2001 consisted of the following:

                                                                     2003           2002         2001
                                                                 -----------    -----------   -----------
Current:
  Federal...................................................     $       --     $        --   $        --
  State.....................................................             --              --            --
  Foreign...................................................             --              --            --
                                                                 ----------     -----------   -----------
                                                                 $       --     $        --   $        --
                                                                 ----------     -----------   -----------
Deferred:
  Federal...................................................         (8,856)        (13,351)      (31,107)
  State.....................................................         (1,288)         (1,212)       (2,367)
  Change in valuation allowance.............................         10,144          14,563        42,694
                                                                 ----------     -----------   -----------
                                                                         --              --         9,220
                                                                 ----------     -----------   -----------
     Total..................................................     $       --     $        --   $     9,220
                                                                 ==========     ===========   ===========

    The income tax benefits related to the exercise of stock options reduce taxes currently payable or increase net deferred tax assets, and are credited to additional paid-in capital.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

    A reconciliation between the statutory U.S. Federal income tax rate and the Company's effective tax rate for the fiscal years ended September 30, 2003, 2002 and 2001 is as follows:

                                                                                 2003      2002       2001
                                                                               --------  ---------   -------
U.S. Federal statutory rate.............................................       (34.0)%    (34.0)%    (34.0)%
Increases (reductions) due to:
State taxes -- net of Federal tax benefit...............................        (4.0)      (4.0)      (4.0)
Change in valuation allowance...........................................        34.0       38.0       47.8
Other -- net............................................................         4.0         --        1.1
                                                                              ------     ------     ------
     Total..............................................................         0.0%       0.0%      10.9%
                                                                              ======     ======     ======

    The net deferred tax asset at September 30, 2003 and 2002 is comprised of the following:

                                                                                        2003          2002
                                                                                    ------------  ------------
DEFERRED TAX ASSETS (LIABILITIES):
Net operating loss carryforwards..............................................      $    78,572   $    67,231
Tax credit carryforwards......................................................            1,158         1,173
Accrued liabilities...........................................................            3,634         2,730
Deferred revenue..............................................................            1,223            39
Inventories...................................................................            7,278        10,443
Receivables...................................................................              503           693
Property and equipment........................................................            2,058         1,678
Software development costs....................................................           (2,425)       (2,413)
Intangible assets.............................................................            2,325         2,042
Other.........................................................................             (182)          384
                                                                                    -----------   -----------
                                                                                         94,144        84,000
Less valuation allowance......................................................          (94,144)      (84,000)
                                                                                    -----------   -----------
     Total....................................................................      $        --   $        --
                                                                                    ===========   ===========

    As of September 30, 2003, the Company had net operating loss carryforwards of approximately $209,000 subject to any annual limitations because of changes in ownership, as defined in the Internal Revenue Code. Such loss carryforwards expire in the fiscal years 2004 through 2023 as follows:

    The Company's net operating loss carryforwards expire as follows:

2004.......................................................................     $       380
2005.......................................................................           2,585
2006.......................................................................           2,937
2007.......................................................................           1,129
2008.......................................................................             814
2009.......................................................................           2,623
2010.......................................................................           2,097
2011.......................................................................           8,520
2012.......................................................................           1,187
2018.......................................................................          32,340
2019.......................................................................          18,542
2021.......................................................................          57,640
2022.......................................................................          27,958
2023.......................................................................          49,932
                                                                                -----------
                                                                                $   208,684
                                                                                ===========

    The utilization of the carryforwards to offset future tax liabilities is dependent upon the Company's ability to generate sufficient taxable income during the carryforward periods. The Company has recorded a valuation allowance to reduce the net deferred tax asset to an amount that management believes is more likely than not to be realized. The change in the valuation allowance in fiscal 2003 and 2002 is attributable to the significant operating loss incurred in 2003 and 2002.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

6.  PLANT AND EQUIPMENT

    Plant and equipment at September 30, 2003 and 2002 consisted of the following:

                                                                                     2003          2002
                                                                                 ------------  -----------
Machinery and equipment.....................................................     $     5,032   $     8,461
Furniture, fixtures and other equipment.....................................           5,176        10,254
Demonstration equipment.....................................................             398         6,319
Leasehold improvements......................................................           2,636         3,795
                                                                                 -----------   -----------
     Total..................................................................          13,242        28,829
Less accumulated depreciation and amortization..............................         (11,024)      (23,096)
                                                                                 -----------   -----------
     Plant and equipment--net...............................................     $     2,218   $     5,733
                                                                                 ===========   ===========

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities at September 30, 2003 and 2002 consisted of the following:

                                                                                    2003          2002
                                                                                 ----------    ----------
Accrued wages and related employee benefits.................................     $    3,502    $    4,505
Accrued sales commissions...................................................          2,842         2,586
Advance contract payments received..........................................          1,524         2,036
Accrued warranty and other product related costs............................          1,980         2,346
Accrued interest............................................................            751           592
Accrued severance and other restructuring charges...........................          1,962           175
Accrued sales, franchise and income taxes payable...........................          1,002           930
Accrued purchase order commitment reserve...................................          1,100            --
Accrued professional fees...................................................            904           509
Accrued other...............................................................          2,863         2,101
                                                                                 ----------    ----------
     Total..................................................................     $   18,430    $   15,780
                                                                                 ==========    ==========

8.  REVOLVING CREDIT FACILITY, NOTES PAYABLE AND LONG-TERM DEBT

   REVOLVING CREDIT FACILITY

    The Company had a $10,000 revolving credit facility, which was due to expire on April 28, 2003. The termination date had been extended eight times by the lender. The fifth extension contained modifications to certain conditions of the loan agreement. This credit facility allowed for borrowings of up to 90% of eligible foreign receivables up to $10,000 of availability provided under the Export-Import Bank of the United States guarantee of certain foreign receivables and inventories, less the aggregate amount of drawings under letters of credit and any bank reserves. At September 30, 2003, the amount available under the line was $9,561 against which the Company had $4,635 of borrowings, resulting in availability at September 30, 2003 of $4,926, subject to the terms of the credit facility. Outstanding balances bear interest at a variable rate as determined periodically by the bank (6% at September 30, 2003). At September 30, 2003, the Company was not in compliance with certain covenants of the credit agreement, and therefore in technical default, although the bank continued to make funds available for borrowings.

    On November 26, 2003, the Company replaced its $10,000 revolving credit line with a $13,000 facility. The new facility has two revolving credit lines. The first of which accords the Company a maximum of $10,000 and is collateralized by certain foreign receivables and inventory with availability subject to a borrowing base formula. This line, which is guaranteed by the Export-Import Bank of the United States expires on November 30, 2005 and has a 7% interest rate. The second line is for a maximum of $3,000 and is collateralized by certain domestic receivables. Availability under this line is subject to a borrowing base formula, which, as defined in the credit

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES agreement, includes a $1,500 overadvance feature. At November 26, 2003, the amount available under the line was approximately $12,533, against which the Company had $8,941 of borrowings, resulting in availability at November 26, 2003 of $3,612. It expires on November 25, 2006 and has a 17% interest rate of which 5% can be capitalized at the Company's option. The facility contains covenants pertaining to the Company's net worth and to fixed charge coverage (as defined). The Company can prepay the facility at its discretion. In the event of the sale of SEG, the Company is required to repay in full the $10,000 credit line. The $3,000 credit line continues subject to the Company meeting certain financial conditions. The facility also includes an annual commitment fee of 0.5% based on the unused portion of the facility.

    In connection with the facility, the Company issued a warrant to purchase 2,200 shares of the Company's common stock at an exercise price of $0.01 per share to the lender and a warrant to purchase 60 shares of the Company's common stock at an exercise price of $0.01 per share to the placement agent. Subsequent to year end, the Company recorded a deferred financing asset for the fair value of the warrant, of approximately $7,200 using the Black-Scholes valuation model with the following assumptions: volatility of 185% and risk-free interest rate of 2.48%. The deferred financing cost is being amortized and charged to interest expense over the life of the facility. In December 2003, the lender notified the Company that it intends to exercise the warrant.

    In addition, the Company incurred costs in connection with the financing of approximately $680 which are being amortized and charged to interest expense over the life of the facility. Upon the maturity or payoff of the facility the Company will also be obligated to pay $400 reflecting deferred interest and closing costs and which are being amortized and charged to interest expense over the life of the facility.

   NOTES PAYABLE AND LONG-TERM DEBT:

    Notes payable and long-term debt at September 30, 2003 and 2002 consisted of the following:

                                                                                        2003        2002
                                                                                    ----------   ----------
Subordinated note payable -- 8.25%, payable in equal quarterly installments of
  $281, currently due............................................................   $      565   $      850
Abante note payable -- 8%, currently due.........................................        1,000        1,000
Abante payable -- non-interest bearing, discounted at 8%, payable in annual
  installments of $500 through November 2006.....................................        1,786        1,695
AIID notes payable -- prime rate (4.00% at September 30, 2003 and 4.75% at
  September 30, 2002)............................................................        4,245        4,219
Promissory note payable -- 10%, due April 11, 2004...............................        2,000           --
9% Convertible Senior Note -- due December 4, 2005...............................          454           --
Other borrowings.................................................................           70           93
                                                                                    ----------   ----------
Total notes payable and long-term debt...........................................       10,120        7,857
Less notes payable and current portion of long-term debt.........................       (8,835)      (4,781)
                                                                                    ----------   ----------
Long-term debt...................................................................   $    1,285   $    3,076
                                                                                    ==========   ==========

    The subordinated note payable to General Scanning matured in June 2003, bearing interest at prime (4% at September 30, 2003) and called for quarterly payments of $281 commencing September 12, 2001. The Company did not make either the March 12, 2003 or June 12, 2003 note principal payments. The Company is currently a defendant in an action entitled GSI Lumonics Inc. v. Robotic Vision Systems, Inc., C.A. No. CV-03-4474 (E.D.N.Y.) in which the plaintiff, GSI Lumonics Inc. ("GSLI") as successor to General Scanning, alleges breach of contract and conversion, and seeks injunctive relief and unspecified damages. GSLI alleges that RVSI breached a 1998 Settlement Agreement by failing to terminate a license relating to certain lead scanning technology in March 2003. The Magistrate Judge recommended that a preliminary injunction be granted, enjoining RVSI from, among other things, disclosing, licensing, selling or assigning the disputed technology. RVSI has objected to the Magistrate's recommendation, and the District Court judge will rule on the objections and decide whether to grant

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES the preliminary injunction. Meanwhile, RVSI has terminated the disputed license. Plaintiff has moved for summary judgment on its breach of contract claim, and RVSI has moved to dismiss the case as moot and for failure to state a claim.

    On November 21, 2001, the $1,500 note payable issued to the former principals of Abante Automation Inc. ("Abante") came due, together with 8% interest thereon from November 29, 2000. In connection with the acquisition of Abante, the Company agreed to make post-closing installment payments to the selling shareholders of Abante. These non-interest bearing payments were payable in annual installments of not less than $500 through November 2005. On November 21, 2001, the first of five annual installments on the Abante payable also became due, in the amount of $500. Pursuant to an oral agreement with the former principals of Abante, the Company paid on November 21, 2001 the interest, $250 of note principal and approximately $112 of the first annual installment. The balance of the sums originally due on November 21, 2001, were rescheduled for payment in installments through the first quarter of fiscal 2003. The Company continued to make certain payments in accordance with the terms of that agreement, paying the interest, $250 of note principal and approximately $150 of the first annual installment on February 21, 2002, and paying approximately $238 of the first annual installment on May 21, 2002. The Company did not make either the November 2002 note principal payment of $1,000 or a significant portion of the November 2002 annual installment payment of $500. In addition, the Company did not make a significant portion of the November 2003 annual installment payment of $500. On December 19, 2003, the Company entered into a settlement agreement with the former principals of Abante who agreed to forbear from taking action against the Company for fifteen months. The Company agreed to pay $300 on January 5, 2004, to make additional monthly payments of at least $35, and to pay the remaining balance due upon the sale of SEG, subject to certain conditions.

    On January 3, 2002, a payment of $1,855 under notes issued to the former shareholders of Auto Image ID, Inc. ("AIID") came due together with interest at prime rate. On the due date, the Company paid the interest and approximately $240 of note principal to certain of these shareholders. The Company reached an agreement with the other former shareholders to pay the sums originally due on January 3, 2002, in three approximately equal principal installments in April 2002, August 2002 and December 2002. In exchange for the deferral, the Company issued warrants to purchase 183 shares of its common stock with an exercise price of $5.70 per share. The fair value of these warrants (determined using Black-Scholes pricing model), totaling approximately $137, was charged to operations through January 2003. In accordance with the agreement with the other former stockholders, the Company made note principal and interest payments on April 1, 2002 of approximately $516 and $31, respectively, and note principal and interest payments on August 1, 2002 of $536 and $29, respectively. The Company did not make the December 2002 and January 2003 installment payments due of $535 and $1,855, respectively, and is therefore in default. Seven of the former shareholders filed lawsuits against the Company seeking payment of all amounts currently past due. These noteholders agreed to forbear from taking action to enforce their notes until May 1, 2004 or the earlier occurrence of certain events. On October 29, 2003, additional noteholders agreed to forbear from taking action until May 1, 2004. The Company agreed to issue these noteholders warrants to purchase 59 shares of its common stock at exercise prices ranging from $2.50 per share to $3.60 per share and paid these noteholders the outstanding interest that had accrued through June 1, 2003.

    On December 4, 2002, Pat V. Costa, the Company's Chief Executive Officer, loaned the Company $500 and the Company issued a 9% Convertible Senior Note in the amount of $500. Under the terms of this note, the Company is required to make semiannual interest payments in cash on May 15 and November 15 of each year commencing May 2003, and pay the principal amount on December 4, 2005. This note allows Mr. Costa to require earlier redemption by the Company in certain circumstances including the sale of a division at a purchase price at least equal to the amounts then due under this note. Thus, Mr. Costa may require redemption at the time of the sale of SEG. This note also allows for conversion into shares of common stock. The note may be converted at any time by Mr. Costa until the note is paid in full or by the Company if at any time following the closing date the closing price of the Company's Common Stock is greater, for 30 consecutive trading days, than 200% of the conversion price. Mr. Costa's conversion price is equal to 125% of the average closing price of the Company's common stock for the

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES thirty consecutive trading days ending December 3, 2002, or $2.10 per share. This convertible debt contained a beneficial conversion feature, and as the debt is immediately convertible, the Company recorded a dividend in the amount of approximately $18 on December 4, 2002. The Company did not make the semiannual interest payment due on May 15, 2003. On October 28, 2003, Mr. Costa agreed to forbear from exercising his rights with respect to this interest payment until January 14, 2005.

    In connection with the 9% Convertible Senior Note, on December 4, 2002, the Company issued warrants to Mr. Costa. Under the terms of the warrants, Mr. Costa is entitled to purchase from the Company shares equal to 25% of the total number of shares of Common Stock into which the Convertible Senior Note may be converted or approximately 60 shares. The warrants have an exercise price of $3.15. The Company recorded the fair value of these warrants of approximately $65 as a discount to the debt using the Black-Scholes valuation model with the following assumptions: volatility of 107% and risk-free interest rate of 2.49%. This discount is being amortized over the period from December 4, 2002 to December 4, 2005.

    On December 4, 2002, as a condition to making the loan mentioned above and in order to secure the prompt and complete repayment, the Company entered into a Security Agreement with Mr. Costa. Under the terms of this agreement, the Company granted Mr. Costa a security interest in certain of the Company's assets.

    On April 11, 2003, the Company entered into a settlement and release agreement with a major customer, which provided for the release of certain claims among the parties and the payment of $1,000 to the Company. On the same date, the Company entered into a loan agreement with this customer which afforded the Company the right to borrow an aggregate of $4,000, in two equal tranches, subject to the conditions of each closing. The first closing occurred on April 11, 2003, at which time the Company delivered to the lender a secured promissory note in the amount of $2,000 with a maturity date of April 11, 2004, bearing an interest rate of 10%. The second closing for the delivery of a separate promissory note is subject to terms and conditions. In December 2003, the Company informed the Lender of its desire to draw down the second tranche of the loan. In response, the Lender stated that it will advance the second tranche loan only if the Company agrees to substantial modifications to the settlement and release agreement. The Company has not as yet determined whether it is prepared to accept such modifications. During the three month period ended June 30, 2003, the Company recorded a $1,000 other gain relating to the settlement.

    As of December 15, 2003, the Company was in default on an aggregate of approximately $4,351 of its borrowings.

    Principal maturities of notes payable and long-term debt as of September 30, 2003 are as follows:

2004..................................................................................     $    8,835
2005..................................................................................          1,285
                                                                                           ----------
     Total............................................................................     $   10,120
                                                                                           ==========

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

9.  EMPLOYEE BENEFIT PLANS

    Defined Benefit Plan -- The Company has a noncontributory pension plan for certain employees hired prior to September 1996 that meet certain minimum eligibility requirements. The level of retirement benefit is based on a formula, which considers both employee compensation and length of credited service.

    Plan assets are invested in pooled bank investment accounts and mutual funds, and the fair value of such assets is based on the quoted market prices of underlying securities in such accounts. The Company funds pension plan costs based on minimum and maximum funding criteria as determined by independent actuarial consultants.


    The components of net pension cost for the fiscal years ended September 30, 2003, 2002 and 2001 are summarized as follows:

                                                                                 2003       2002       2001
                                                                              ---------  ---------  ---------
Service cost -- benefits earned during the period.........................    $    227   $    324   $    253
Interest on projected benefit obligations.................................         205        233        200
Estimated return on plan assets...........................................        (117)      (131)      (173)
Other -- amortization of actuarial gains, net transition asset,
  curtailment and settlement gains........................................         108        104        187
                                                                              --------   --------   --------
Net pension cost..........................................................    $    423   $    530   $    467
                                                                              ========   ========   ========

    The funded status of the plan compared with the accrued expense included in the Company's consolidated balance sheet at September 30, 2003 and 2002 is as follows:

                                                                                         2003         2002
                                                                                      ----------   ----------
Reconciliation of benefit obligation
  Obligation at beginning of fiscal year..........................................    $    3,523   $    2,568
  Service cost....................................................................           227          324
  Interest cost...................................................................           205          233
  Plan amendment..................................................................            --           58
  Actuarial (gain) loss...........................................................          (247)         898
  Benefit payments and settlements................................................          (128)        (558)
                                                                                      ----------   ----------
  Obligation at end of fiscal year................................................    $    3,580   $    3,523
Reconciliation of fair value of plan assets
  Fair value of plan assets at beginning of fiscal year...........................    $    1,308   $    1,578
  Actual return on plan assets....................................................           219          (68)
  Employer contributions..........................................................           328          356
  Benefit payments and settlements................................................          (128)        (558)
                                                                                      ----------   ----------
  Fair value of plan assets at end of fiscal year.................................    $    1,727   $    1,308
Funded status
  Funded status at end of fiscal year.............................................        (1,853)      (2,215)
  Unrecognized prior service cost.................................................            76           85
  Unrecognized loss...............................................................         1,206        1,654
                                                                                      ----------   ----------
Net accrued pension costs, before additional minimum liability....................    $     (571)  $     (476)
Minimum pension liability.........................................................          (521)        (657)
                                                                                      ----------   ----------
Net accrued pension costs.........................................................    $   (1,092)  $   (1,133)
                                                                                      ==========   ==========

    The curtailment and settlements were a result of the partial termination of the plan as well as a result of the employee terminations resulting from the Company's restructuring efforts.

    Significant assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                                                                    2003     2002
                                                                                                   -----    -----
Discount rate.................................................................................     6.25%    6.50%
Rate of compensation increase.................................................................     4.00%    4.00%
Expected long-term rate of return on assets...................................................     8.00%    8.00%

    Defined Contribution Plans -- The Company merged three defined contribution plans in early 2002 into the Robotic Vision Systems, Inc. 401(k) Retirement Savings Plan (the "Plan") formerly the CiMatrix Retirement Savings Plan. The Plan is available to all eligible employees as defined by the Plan and matching contributions are made in accordance with plan documents. The Company incurred $234, $416 and $546 for matching employer

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES contributions to the Plans in 2003, 2002 and 2001, respectively. The Plan experienced partial plan terminations due to the number of participants separated from employment.

    During fiscal year 2001, the RVSI Vanguard Savings Plan and the RVSI Retirement Investment Plan experienced partial plan terminations due to the number of participants separated from employment. Consequently, all participants who were involuntarily separated from the company due to a reduction in workforce received 100% of the company matching funds in their accounts.

10.  COMMITMENTS AND CONTINGENCIES

    Operating Leases -- The Company has entered into operating lease agreements for equipment, and manufacturing and office facilities. The minimum noncancelable scheduled rentals, net of the sub-lessee payments described below, under these agreements are as follows:

FISCAL YEAR ENDING SEPTEMBER 30:                                         FACILITIES  EQUIPMENT    TOTAL
--------------------------------                                         ----------  ---------  ---------
2004..................................................................   $   1,633     $  39    $   1,672
2005..................................................................       1,339        18        1,357
2006..................................................................         953         4          957
2007..................................................................         922        --          922
2008..................................................................         941        --          941
Thereafter............................................................       2,439        --        2,439
                                                                         ---------     -----    ---------
     Total............................................................   $   8,227     $  61    $   8,288
                                                                         =========     =====    =========

    Rent expense for the fiscal years ended September 30, 2003, 2002 and 2001 was $1,831, $2,910 and $3,563, respectively.

    In connection with the sale of the material handling business (see Note 13) as of December 15, 2001, to affiliates of SICK AG of Germany ("SICK"), the Company sublet a portion its Canton, Massachusetts facility, totaling approximately 34,100 square feet to SICK. Under the terms of the sale transaction, SICK agreed to occupy the space through July 2003 and pay a monthly sublet amount to the Company of approximately $38. This sublet arrangement terminated as of July 2003, at which time the Company engaged in a new one-year facility lease for the space occupied at the Canton, Massachusetts location, which did not include a sublet provision to SICK.

    Purchase Commitments -- As of September 30, 2003, the Company had approximately $14,200 of purchase commitments with vendors. Approximately $12,900 were for the Semiconductor Equipment Group, and included computers, handling equipment, and manufactured components for the division's lead scanning, wafer scanning, handling and ball attach product lines. Approximately $1,300 were for the Acuity CiMatrix Division, and included computers, PC boards, cameras, and manufactured components for the division's machine vision and two-dimensional inspection product lines. The Company is required to take delivery of this inventory over the next three years. Substantially all deliveries are expected to be taken in the next eighteen months.

    A schedule of the commitments is as follows:

FISCAL YEAR ENDING SEPTEMBER 30:
--------------------------------
2004............................................................................................... $    9,690
2005...............................................................................................      1,400
2006...............................................................................................      3,110
                                                                                                    ----------
     Total......................................................................................... $   14,200
                                                                                                    ==========

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

    As a result of the slowdown experienced during fiscal 2003 and 2002, the Company identified certain purchase commitments for products that have been discontinued. The Company has recorded losses during the years ended September 30, 2003 and September 30, 2002 totaling $1,100 and $150, respectively, related to these commitments.

   LITIGATION

    In March 2002, the Company learned that the staff of the Securities and Exchange Commission had commenced a formal investigation into the statements that preceded, and the accounting practices that led to, the Company's May 2001 restatement of its financial results for fiscal year 2000 and for the first quarter of fiscal 2001. The Company is cooperating in the investigation.

    A number of purported securities class actions were filed beginning on or about June 11, 2001, against the Company, Pat V. Costa, its Chief Executive Officer, and Frank Edwards, its former Chief Financial Officer, in the Federal District Court for the District of Massachusetts. The action was consolidated as In Re Robotic Vision Systems, Inc. Securities Litigation, Master File No. 01-CV-10876 (RGS). This matter was settled on July 21, 2003. The settlement amount was paid by the Company's directors and officers liability insurance policy.

    In February 2003, four of the former shareholders of Auto Image ID, Inc. filed an action in the United States District Court for the Eastern District of Pennsylvania, C. A. No. 03-841, seeking payments of approximately $2,000 of amounts allegedly owed under promissory notes issued to them by the Company in connection with the Company's purchase of Auto Image ID, Inc. in January 2001. The parties to this action have agreed to settle the matter. The plaintiffs agreed to forbear in acting to collect on the promissory notes until May 1, 2004 or the earlier occurrence of certain events and the Company agreed to issue to the plaintiffs warrants to purchase 64 shares of our common stock. The parties filed a stipulation of dismissal on July 7, 2003.

    In addition, the Company is presently involved in other litigation matters in the normal course of business. Based upon discussion with the Company's legal counsel, management does not expect that these matters will have a material adverse impact on its consolidated financial statements.

11.  STOCKHOLDERS' EQUITY

    Reverse Stock Split -- Effective November 26, 2003, the Company effected a one-for-five reverse stock split of its common stock. All information in the consolidated financial statements related to common shares, share prices, per share amounts, stock option plans and stock warrants have been restated retroactively for the reverse stock split, unless otherwise noted.

    Warrants Outstanding -- As of September 30, 2003, there were outstanding warrants to purchase the Company's common stock as described below:

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                                                                                                  APPROXIMATE
                                                                     NUMBER                       PROCEEDS ON
DATE ISSUED                                                         OF SHARES   EXERCISE PRICE     EXERCISE
-----------                                                        ----------   --------------    -----------
February 1999(a)...............................................         29       $       19.80      $     574
April 1999(b)..................................................         65       $       19.80          1,287
July 1999(c)...................................................        182       $       20.10          3,658
July 1999(d)...................................................         14       $       25.00            350
January 2001(e)................................................          6       $      242.85          1,457
January 2002(f)................................................         32       $        5.70            182
February 2002(g)...............................................          6       $        6.70             40
May 2002(h)....................................................        627       $ 7.30 - 7.50          4,702
December 2002(i)...............................................         60       $        3.15            189
July 2003(j)...................................................         30       $        0.05              2
September 2003(k)..............................................         64       $        3.60            230
September 2003(l)..............................................      1,040       $        3.05          3,172
                                                                     -----                          ---------
                                                                     2,155                          $  15,843
                                                                     =====                          =========

In addition to the above warrants outstanding on September 30, 2003, as more fully disclosed in Note 8, the Company issued warrants to purchase 2,200 shares of its common stock in connection with its debt refinancing.

----------

(a) In connection with a private placement of its equity, the Company issued 5-year incentive common stock purchase warrants at an exercise price of $19.80 per share.

(b) In conjunction with the sale of common stock, the Company issued 5-year incentive warrants at an exercise price of $19.80 per share, subject to anti-dilution adjustments. The incentive warrants are exercisable, beginning in October 2000.

(c) The Company sold warrants to purchase 618 shares of the Company's common stock at an exercise price of $20.10 per share for proceeds of $4,250, in a private placement.

(d) Warrants issued to placement agent in connection with the sale of warrants and common stock with an exercise price of $25.00 per share.

(e)     Warrants assumed from the acquisition of Auto Image ID.

(f) In connection with the deferral of note payments, the Company issued 5 year common stock warrants at an exercise price of $5.70 per share.

(g) The Company issued 5 year common stock warrants to a consultant for services rendered at an exercise price of $6.70 per share.

(h) In connection with a private placement of its equity, the Company issued warrants to purchase up to 400 shares on or before June 30, 2002, which was then extended to August 31, 2002 at $7.30 per share. The Company also issued warrants to purchase up to 514 shares at $7.50 per share on or before May 1, 2005. The private placement also included warrants issued to the placement agent to purchase up to 113 shares of common stock at $7.50 per share on or before May 1, 2005.

(i) The Company issued warrants in connection with the issuance of a convertible note.

(j)     Warrants issued to consultant in settlement of fees.

(k)     Warrants issued in exchange for forbearance on promissory notes.

(l) The Company issued warrants to purchase up to 1,000 shares of common stock at $3.05 per share in connection with a private placement of equity. The private placement also included warrants issued to the placement agent to purchase up to 40 shares of common stock at $2.50 per share.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

    Private Placement -- On September 26, 2003, the Company closed a private placement, raising $5,000 in gross proceeds, approximately $4,800 of which was received by September 30, 2003 and the balance in early October 2003. In December 2003, the lead investor exercised an option to invest an additional $1,000 on the same terms and conditions as the original funding, including warrants to purchase up to 200 shares of common stock, increasing the total gross proceeds to $6,000. A total of 2,400 shares of common stock were sold in the private placement at $2.50 per share. The private placement also included warrants to purchase up to 1,200 shares at $3.05 per share on or before September 26, 2008. Warrants were also issued to the placement agent, to purchase up to 40 shares of common stock at $2.50 per share on or before September 26, 2007. All of such warrants may be exercised six months after September 26, 2003. Additionally, the Company is required to file a registration statement within 60 days of the closing date, and to cause such registration statement to become effective within 120 days after the closing date or pay to each investor 1% of the purchase price paid by such investor , as liquidated damages for each of the next two months and 2% per month thereafter. The Company intends to register the shares sold in this offering and the shares underlying the warrant as promptly as practicable. The fair value of the warrants (determined using Black-Scholes pricing model: volatility of 185% and risk-free interest rate of 2.95%), totaling approximately $2,941 was credited to additional paid-in capital.

    Private Placement -- On May 2, 2002, the Company completed a private placement, which raised approximately $13,591, net of offering expenses. A total of 2,100 shares of common stock were sold at $7.30 per share. The placement also included warrants to purchase up to 400 shares at $7.30 per share on or before June 30, 2002 (the "60-day Warrants"), and warrants to purchase up to 500 shares at $7.50 per share on or before May 1, 2005 (the "3-year Warrants"). On June 27, 2002, the 60-day Warrants were modified to expire on August 30, 2002 and all such warrants expired without exercise on that date. The private placement also included warrants issued to the placement agent (the "Placement Warrants"), to purchase up to approximately 120 shares of common stock at $7.50 per share on or before May 1, 2005. The Company may call the $7.50 warrants, effectively forcing conversion, if the price of the Company's common stock trades above $11.75 per share for twenty consecutive trading days at any time prior to the warrants' expiration. The fair value of the 60-day Warrants (determined using Black-Scholes pricing model: volatility of 107% and risk-free interest rate of 2.49%), totaling approximately $525, the 3-year Warrants, totaling approximately $1,400, and the Placement Warrants, totaling approximately $305, was credited to additional paid-in capital.

    Warrants for Payment Deferral -- On January 3, 2002, a payment of $1,855 under a note issued to the former shareholders of Auto Image ID, Inc. ("AIID") came due together with interest at prime rate. On the due date, the Company paid the interest and approximately $240 of note principal to certain of these shareholders. The Company has reached an agreement with other former stockholders to pay the sums originally due on January 3, 2002 in three equal principal installments in April 2002, August 2002 and December 2002. In exchange for the deferral, the Company issued warrants with an exercise price of $5.70 per share. The fair value of these warrants (determined using Black-Scholes pricing model: volatility of 107% and risk-free interest rate of 2.49%), totaling approximately $137, was credited to additional paid in capital.

    Prepaid and Incentive Warrants -- On February 23, 1999, the Company completed a private placement of its equity securities consisting of 5-year prepaid common stock purchase warrants ("prepaid warrants") with a stated value of $11,000 and 5-year incentive common stock purchase warrants ("incentive warrants") to purchase 119 shares of the Company's common stock upon payment of an exercise price of $19.80 per share. These securities were sold to four institutional investors. At the closing, the Company received gross proceeds of $11,000 from the issuance of the prepaid warrants and incentive warrants, and net proceeds of $9,763 after placement agent fees and other expenses of the transaction. The Company also issued to the placement agent 5-year incentive warrants to purchase 126 shares of common stock at an exercise price of $19.80 per share. The market price of the Company's common stock on the placement closing date was $15.15 per share.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

    Each prepaid warrant was exercisable at the lower of $19.80 per share or 95% of the average of the three lowest closing bid prices of the Company's common stock during the 20-day trading period ending on the date of notice of exercise. The prepaid warrants included an annual premium of 7% per annum, payable in cash or, at the Company's option, in shares of the Company's common stock. During the years ended September 30, 2003, 2002 and 2001, the warrant premium accrued was $0, $0 and $1,712, respectively, of which the Company paid $0, $2,442, and $217, respectively, in cash and the remainder in shares of common stock. During the years ended September 30, 2003, 2002 and 2001, 0, 2,871 and 136 shares were issued upon exercise of prepaid warrants at average exercise prices of $0.00, $4.10, $8.55, respectively. At September 30, 2003 and 2002, there were no prepaid warrants outstanding.

    Stock Option Plans -- The Company has several stock option plans which provide for the granting of options to employees or directors at prices and terms as determined by the Board of Directors' Stock Option Committee. Such options generally vest over a period of one to five years. Generally, options issued by the Company to date have exercise prices equal to or greater than the fair market value of the Company's common stock at the date of grant.

    The following table sets forth summarized information concerning the Company's stock options:

                                                                                          NUMBER      EXERCISE PRICE
                                                                                         OF SHARES         RANGE
                                                                                     ---------------  ---------------
                                                                                      (IN THOUSANDS)
Options outstanding for shares of common stock at October 1, 2000................            746      $  5.00 - 96.90
  Granted........................................................................            341         5.35 - 28.15
  Canceled or expired............................................................           (171)        9.05 - 91.25
  Exercised......................................................................             (1)       10.00 - 20.65
                                                                                          ------
Options outstanding for shares of common stock at September 30, 2001.............            915         5.00 - 96.90
  Granted........................................................................            243         2.35 - 20.65
  Canceled or expired............................................................           (353)        3.60 - 91.25
                                                                                          ------
Options outstanding for shares of common stock at September 30, 2002.............            805         2.35 - 96.90
  Granted........................................................................          1,357         0.65 -  4.00
  Exercised......................................................................             --
  Canceled or expired............................................................           (414)        1.80 - 90.00
                                                                                          ------
Options outstanding for shares of common stock at September 30, 2003.............          1,748         0.65 - 96.90
                                                                                          ======
Options exercisable at:
  September 30, 2003.............................................................            419
                                                                                          ======
  September 30, 2002.............................................................            441
                                                                                          ======
  September 30, 2001.............................................................            424
                                                                                          ======
Shares available for future grant at September 30, 2003..........................            246
                                                                                          ======

    Weighted average option exercise price information for the fiscal years ended September 30, 2003, 2002 and 2001 was as follows:

                                                                              2003       2002       2001
                                                                           ---------  ---------  ---------
Outstanding at beginning of year.......................................    $   19.10  $   23.05  $   27.40
Granted during the year................................................         1.80       6.25      15.00
Exercised during the year..............................................         1.80         --      14.90
Canceled, terminated and expired.......................................        13.10      20.55      27.45
Outstanding at end of year.............................................         6.48      19.10      23.05
Exercisable at year end................................................        18.23      23.65      25.30

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                            AS OF SEPTEMBER 30, 2003

                                                        OUTSTANDING OPTIONS                   EXERCISABLE OPTIONS
                                            --------------------------------------------   -----------------------------
RANGE OF                                                      REMAINING      WEIGHTED                        WEIGHTED
EXERCISE PRICES                                 SHARES      LIFE IN YEARS  AVERAGE PRICE       SHARES      AVERAGE PRICE
                                            --------------  -------------  -------------   --------------  -------------
                                            (IN THOUSANDS)                                 (IN THOUSANDS)
$  0.65 -- $ 0.65.....................              4           5.49        $  0.65              --                 --
$  1.15 -- $ 1.80.....................          1,154           5.51        $  1.79              --                 --
$  1.90 -- $12.50.....................            356           3.36        $  7.48             231            $  9.20
$ 13.60 -- $90.00.....................            225           2.59        $ 25.53             179            $ 25.90
$ 96.90 -- $96.90.....................              9           2.66        $ 96.90               9            $ 96.90
                                                 ----           ----        -------             ---            -------
$  0.65 -- $96.90.....................          1,748           4.68        $  6.48             419            $ 18.23
                                                =====           ====        =======             ===            =======

    The weighted average fair value of the options granted during fiscal 2003, 2002 and 2001 is estimated at $1.80, $6.25 and $15.00 on the date of grant (using Black-Scholes option pricing model) with the following weighted average assumptions for fiscal 2003, 2002 and 2001, respectively: volatility of 182%, 107% and 107%, risk-free interest rate of 2.38%, 2.49% and 3.90%, and an expected life of five years in fiscal 2003, 2002 and 2001, respectively.

    Debt Exchanged for Common Stock -- During the fiscal year ended September 30, 2003, the Company issued approximately 440 shares of its common stock to certain suppliers in exchange for the cancellation of approximately $2,800 of trade indebtedness owed to such suppliers. This debt restructuring also included the cancellation of certain purchase order commitments of the Company's totaling approximately $2,800. The Company has reported a gain from debt restructure of $1,492 in other gains for the fiscal year ended September 30, 2003.

2002 OPTION PLAN

    On November 13, 2002, the Board of Directors of the Company (the "Board") approved the Robotic Vision Systems, Inc. 2002 Stock Plan (the "2002 Plan"). The 2002 Plan allows for the grant of Non-Qualified Options at any time from November 13, 2002 to June 30, 2003 to key employees or individuals who render services to the Company. The aggregate number of shares for which options may be granted under this Plan is 400. Each option under the Plan is fully exercisable upon grant or in installments as specified by the Compensation Committee or the Board of Directors.

2003 OPTION PLAN

    On July 1, 2003, the Board of Directors of the Company approved the Robotic Vision Systems, Inc. 2003 Stock Plan (the "Plan"). The Plan allows for the grant of Non-Qualified Options to employees or individuals who render services to the Company. The aggregate number of shares for which options may be granted under this Plan is 700. Options to purchase 698 shares have been granted as of September 30, 2003. Each option under the Plan is fully exercisable upon grant or in installments as specified by the Compensation Committee or the Board of Directors.

12. CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

   MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

    During fiscal 2003 no customer accounted for more than 10% of total revenues. In fiscal 2002 and fiscal 2001, revenues from one customer represented 10% of total revenues at September 30, 2002 and September 30, 2001.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

   GEOGRAPHIC OPERATIONS

    Operations by geographic area are summarized as follows:

                                                                  UNITED
                                                                  STATES         EUROPE    ELIMINATIONS  CONSOLIDATED
                                                                -----------    ----------  ------------  ------------
FISCAL YEAR ENDED SEPTEMBER 30, 2003
Revenues from unaffiliated customers........................    $    41,755    $    1,645   $       --   $    43,400
Transfers between geographic areas..........................          1,026            --       (1,026)           --
                                                                -----------    ----------   ----------   -----------
     Total revenues.........................................         42,781         1,645       (1,026)       43,400
                                                                ===========    ==========   ==========   ===========
Income (loss) before income tax provision...................        (29,556)         (548)          --       (30,104)
                                                                ===========    ==========   ==========   ===========
Identifiable assets.........................................         33,919           429         (355)       33,993
                                                                ===========    ==========   ==========   ===========
FISCAL YEAR ENDED SEPTEMBER 30, 2002
Revenues from unaffiliated customers........................    $    57,363    $    1,880   $       --   $    59,243
Transfers between geographic areas..........................          1,095            --       (1,095)           --
                                                                -----------    ----------   ----------   -----------
     Total revenues.........................................         58,458         1,880       (1,095)       59,243
                                                                ===========    ==========   ==========   ===========
Income (loss) before income tax provision...................        (41,066)         (708)          --       (41,774)
                                                                ===========    ==========   ==========   ===========
Identifiable assets.........................................         56,427           817         (355)       56,889
                                                                ===========    ==========   ==========   ===========
FISCAL YEAR ENDED SEPTEMBER 30, 2001
Revenues from unaffiliated customers........................    $   103,322    $    4,523   $       --   $   107,845
Transfers between geographic areas..........................          2,424            --       (2,424)           --
                                                                -----------    ----------   ----------   -----------
     Total revenues.........................................        105,746         4,523       (2,424)      107,845
                                                                ===========    ==========   ==========   ===========
Income (loss) before income tax provision...................        (80,253)       (4,153)          --       (84,406)
                                                                ===========    ==========   ==========   ===========
Identifiable assets.........................................         86,056         2,246         (355)       87,947
                                                                ===========    ==========   ==========   ===========

    Total revenues from customers outside the U.S. were $25,838, $32,532 and $65,640 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

    Export sales from the Company's U.S. divisions to unaffiliated customers, which are generally denominated in U.S. dollars, for the fiscal years ended September 30, 2003, 2002 and 2001 were as follows:

                                                                             2003        2002        2001
                                                                          ----------  ----------  ----------
Europe................................................................    $    6,583  $    4,009  $    3,080
Asia/Pacific Rim......................................................        17,549      26,402      55,351
Other.................................................................            61         241       2,686
                                                                          ----------  ----------  ----------
     Total............................................................    $   24,193  $   30,652  $   61,117
                                                                          ==========  ==========  ==========

   SEGMENT INFORMATION

    The Company's chief operating decision-maker is its Chief Executive Officer. The Company operates in two reportable segments serving the machine vision industry. The Company has determined segments primarily based on the nature of the products offered by the Semiconductor Equipment Group and the Acuity CiMatrix division. The Semiconductor Equipment Group is comprised of the Electronics subdivision, including Abante Automation, supplies inspection equipment to the semiconductor industry; the Systemation subdivision offers tape and reel component processing systems designed to handle and inspect chip scale packages ("CSP") and ball grid array ("BGA") packages; and the Vanguard subdivision is a supplier of BGA and CSP equipment for the semiconductor and connection industries. The Acuity CiMatrix division designs, manufactures and markets 2-D data collection products and barcode reading systems, as well as 2-D machine vision systems and lighting products for use in industrial automation.

    The accounting policies of each segment are the same as those described in
Note 2. Sales between segments are determined based on an intercompany price that is consistent with external customers. Intersegment sales by the

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

Acuity CiMatrix division were approximately $71, $200 and $965 for fiscal 2003, 2002 and 2001, respectively. All intercompany profits are eliminated in consolidation. Other income (loss) is comprised of unallocated corporate general and administrative expenses. Other assets are comprised primarily of unallocated corporate accounts. Although certain research activities are conducted by the Acuity CiMatrix division for the Semiconductor Equipment Group, research and development expenses are reported in the segment where the costs are incurred. The following table presents information about the Company's reportable segments. All intercompany transactions have been eliminated.

                                                                         2003          2002          2001
                                                                      ------------  ------------  -----------
REVENUES:
Semiconductor Equipment...............................                $    25,430   $    34,162   $    71,840
Acuity CiMatrix.......................................                     17,970        25,081        36,005
                                                                      -----------   -----------   -----------
    Total revenues....................................                $    43,400   $    59,243   $   107,845
                                                                      ===========   ===========   ===========
LOSS FROM OPERATIONS
Semiconductor Equipment...............................                $   (15,933)  $   (31,242)  $   (44,302)
Acuity CiMatrix.......................................                     (5,512)         (910)      (30,055)
Other.................................................                    (10,043)       (8,387)       (8,869)
                                                                      -----------   -----------   -----------
    Total income (loss) from operations...............                $   (31,488)  $   (40,539)  $   (83,226)
                                                                      ===========   ===========   ===========
DEPRECIATION AND AMORTIZATION
Semiconductor Equipment...............................                $     3,856   $     7,087   $     9,317
Acuity CiMatrix.......................................                      2,339         3,012         5,008
Other.................................................                        146           190           558
                                                                      -----------   -----------   -----------
    Total depreciation and amortization...............                $     6,341   $    10,289   $    14,883
                                                                      ===========   ===========   ===========
TOTAL ASSETS
Semiconductor Equipment...............................                $    20,913   $    38,475   $    54,947
Acuity CiMatrix.......................................                     12,015        17,532        29,100
Other.................................................                      1,065           882         3,900
                                                                      -----------   -----------   -----------
    Total assets......................................                $    33,993   $    56,889   $    87,947
                                                                      ===========   ===========   ===========
EXPENDITURES FOR PLANT AND EQUIPMENT, NET
Semiconductor Equipment...............................                $       360   $       518   $     1,431
Acuity CiMatrix.......................................                         32           226           636
Other.................................................                         --            48           218
                                                                      -----------   -----------   -----------
    Total expenditures for plant and equipment, net...                $       392   $       792   $     2,285
                                                                      ===========   ===========   ===========
CAPITALIZED AMOUNTS OF SOFTWARE DEVELOPMENT COSTS
Semiconductor Equipment...............................                $       648   $       913   $     2,370
Acuity CiMatrix.......................................                        549           496         1,039
                                                                      -----------   -----------   -----------
    Total capitalized amounts of software development costs           $     1,197   $     1,409   $     3,409
                                                                      ===========   ===========   ===========

13. ACQUISITIONS AND DISPOSITIONS

    On November 29, 2000, the Company acquired the outstanding shares of Abante Automation, Inc. ("Abante") for approximately $1,850 in cash, a twelve-month note of $1,500 at 8% interest and the net present value of future minimum payments of $500 per year for 5 years using a discount rate of 8% (see Note 8). Abante designs, manufactures and markets machine vision systems for three-dimensional inspection in the semiconductor and electronics industries.

    On January 3, 2001, the Company acquired the outstanding shares of Auto Image ID, Inc. ("AIID") for approximately $1,200 in cash and three-year notes payable at $1,855 per year at prime rate (see Note 8). AIID designs, manufactures and markets products for reading direct part marks and two-dimensional bar codes.

    The acquisitions have been accounted for as purchases and, accordingly, the results of Abante and AIID are included in the consolidated statements of operations of the Company since the respective dates of acquisition.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

Under the purchase method of accounting, the acquired assets and assumed liabilities have been recorded at their estimated fair values at the dates of acquisition.

         The allocation of the total cost of the acquisitions in 2001 of approximately $12,550 was as follows: approximately $5,300 was allocated to existing technologies; $1,050 to in-process research and development; approximately $1,800 to other identified intangible assets and $4,400 to goodwill. The intangible lives range from 4 to 5 years and the goodwill was being amortized over 7 years. Future minimum payments under non-cancelable commitments are discounted using applicable rates. The operations of Abante and AIID prior to their acquisitions by the Company are not material to the Company's statement of operations.

         The valuation of the existing technology and in-process research and development was determined using the income method. Revenue and expense projections as well as technology assumptions were prepared through 2006. The projected cash flows were discounted using a 25% rate. The value assigned to in-process technology relates primarily to one research project, as yet to reach technological feasibility and which had no alternative use at the date of purchase. The in-process research and development related to a single project for the development of 3-D inspection technology. Management is primarily responsible for estimating the fair value of the acquired in-process research and development, and the valuation was determined separately from all other acquired assets using the percentage of completion method. The significant assumptions underlying the valuation of this technology included revenues commencing in 2001, a completion ratio of 64% which was calculated by dividing the total expenditures to date for the project by the total estimated expenditures, and a discount rate of 30%. The efforts required to develop the in-process technologies into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be designed to meet their design specifications, including function, features and technical performance requirements. At September 30, 2001, this project was substantially concluded.

         As of December 15, 2001 the Company sold its one-dimensional material handling product line ("material handling business"), which had been part of the Company's Acuity CiMatrix division, to affiliates of SICK AG of Germany ("SICK"). The material handling business had designed, manufactured and marketed one-dimensional bar code reading and machine vision systems and related products used in the automatic identification and data collection market to track packages for the parcel delivery services and material handling industries. The sales price was $11,500, which includes the right to receive $500 following the expiration of a 16-month escrow to cover indemnification claims. The costs of the transaction were approximately $800. The Company recorded a net gain of $6,935 in the first quarter of fiscal 2002, related to the sale of the material handling business. For the period from October 1, 2001 through December 15, 2001, the material handling business had revenues of approximately $2,800 and had an operating loss of approximately $250. On June 5, 2003, the Company came to an agreement with SICK on the remaining escrow in the amount of $350 and recorded the amount as a net gain in the quarter ended June 30, 2003, related to the sale of the material handling business.

14. EARNINGS PER SHARE

         Basic net income (loss) per share is computed using the weighted average number of shares outstanding during each period. Diluted net income per share reflects the effect of the Company's outstanding stock options and warrants (using the treasury stock method), except where such options and warrants would be anti-dilutive. The calculations for earnings per share for the three years ended September 30, 2003, 2002 and 2001 are as follows:

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                                                                          2003          2002           2001
                                                                      ------------  ------------  ------------
BASIC AND DILUTED EPS
Loss before cumulative effect of accounting change................    $   (30,104)  $   (41,774)  $    (93,626)
Premium on warrants...............................................             --          (214)          (704)
                                                                      -----------   -----------   ------------
Loss before cumulative effect -- diluted numerator................        (30,104)      (41,988)       (94,330)
Cumulative effect of accounting change -- basic numerator.........             --            --        (10,747)
                                                                      -----------   -----------   ------------
Net loss -- numerator.............................................    $   (30,104)  $   (41,988)  $   (105,077)
                                                                      -----------   -----------   ------------
Weighted average number of common shares -- denominator...........         12,337        10,019          7,137
                                                                      -----------   -----------   ------------
Per Share:
Loss before cumulative effect of accounting change................    $     (2.44)  $     (4.19)  $     (13.22)
                                                                      -----------   -----------   ------------
Cumulative effect of accounting change............................    $        --   $        --   $      (1.50)
                                                                      -----------   -----------   ------------
Net loss..........................................................    $     (2.44)  $     (4.19)  $     (14.72)
                                                                      -----------   -----------   ------------

         Reverse Stock Split -- Effective November 26, 2003, the Company effected a one-for-five reverse stock split of its common stock. All information in the consolidated financial statements related to common shares, share prices, per share amounts, stock option plans and stock warrants have been restated retroactively for the reverse stock split, unless otherwise noted.

         For the years ended September 30, 2003, 2002 and 2001, the Company had potential common shares, representing outstanding stock options and warrants, excluded from the earnings per shares calculation of 2,800, 2,304, and 2,389 respectively, as they were considered anti-dilutive.

15. RESTRUCTURING AND IMPAIRMENTS

         In February 2003, the Company closed its New Berlin, Wisconsin and Tucson, Arizona facilities, and consolidated these SEG operations into its Hauppauge, New York facility. This restructuring included costs related to the closing of these facilities, writing off tangible and intangible assets and a reduction of approximately 50 employees. The charge for this restructuring totaling $3,529 was comprised of facility exit costs of $2,486, property plant and equipment write-offs of $427, severance charges of $228, and other asset write-offs of $388. As of September 30, 2003, the Company had substantially reached an agreement pertaining to its lease for the New Berlin, Wisconsin facility and on October 31, 2003, the Company reached a settlement. In exchange for the release of all past and future obligations, the Company issued the landlord a $1,000 note payable in 36 equal payments of approximately $31 each. The note reflects an effective interest rate of approximately 8.7%. The note is payable in full upon the occurrence of certain events, including the sale of SEG. In addition to the note, the Company issued a three-year warrant to purchase 20 shares of common stock at an exercise price of $0.05 per share. The Company determined the fair value of the warrant of approximately $65 using the Black-Scholes valuation model with the following assumptions: volatility of 185% and risk-free interest rate of 2.28%. The effect of this settlement was to reduce the facility exit costs recorded in February 2003 of $2,486 by approximately $1,100, resulting in a facility exit cost charge of approximately $1,400 for the fiscal year ended September 30, 2003.

         Also during the nine month period ended June 30, 2003, the Company took additional steps in order to reduce its costs, including a reduction of approximately 25 employees at its Hauppauge, NY and Canton, MA facilities, resulting in severance costs of approximately $180.

         In November 2002, certain SEG senior management and technical employees were granted retention agreements. These agreements allow for employees to receive cash and stock benefits for remaining with the Company and continuing through the sale of SEG. The current cash value of the award is approximately $720. The Company is accruing these agreements over the expected service period, which has been based upon the estimated timing of the sale of SEG. The Company accrued approximately $600 as of September 30, 2003.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

         During the quarter ended September 30, 2003, the Company incurred costs related to the closing of a foreign office, totaling approximately $119. In connection with this closing, employee severance costs relating to two employees were recorded in addition to facility exit costs.

         Impairments -- In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company conducts a periodic assessment, annually or more frequently, if impairment indicators exist on the carrying value of our goodwill. The assessment is based on estimates of future income from the reporting units and estimates of the market value of the units. These estimates of future income are based upon historical results, adjusted to reflect the Company's best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates. In addition, the estimated future market value for the Company's reporting units is based on management's judgment.

         In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews the carrying value of long-lived assets when circumstances indicate that they should be reevaluated, based upon the expected future operating cash flows of its business. These future cash flow estimates are based on historical results, adjusted to reflect the Company's best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates, and accordingly, could result in additional impairment of long-lived assets.

         During the year ended September 30, 2003, the Company recorded charges related to the impairment of certain long-lived assets and intangible assets, which totaled $564.

    A summary of the 2003 remaining restructuring costs is as follows:

                                                   LIABILITY AT   CHARGES    CASH     NON-CASH  LIABILITY AT
                                                   SEPTEMBER 30, IN FISCAL  AMOUNTS    AMOUNTS  SEPTEMBER 30,
                                                       2002        2003    INCURRED   INCURRED      2003
                                                  -------------  --------  --------- ---------  -------------
RESTRUCTURING
Severance payments to employees................       $   98      $   467    $ 519    $    --     $    46
Exit costs from facilities.....................           77        1,443      204         --       1,316
Write-off of other tangible and intangible
   assets......................................           --          815       --        815          --
Retention agreements...........................           --          600       --         --         600
                                                      ------      -------    -----    -------     -------
Subtotal restructuring.........................          175        3,325      723        815       1,962
IMPAIRMENTS
Goodwill.......................................           --          564       --        564          --
                                                      ------      -------    -----    -------     -------
Total Restructuring and Impairments............       $  175      $ 3,889    $ 723    $ 1,379     $ 1,962
                                                      ======      =======    =====    =======     =======

         Restructuring Fiscal 2002 -- The Company experienced a decline in orders and revenues during fiscal 2002. Management's response was to develop and implement headcount reduction plans designed to reduce costs and expenses. As the downturn in the economy worsened, management reviewed its operational plan and made further headcount reductions. During the quarters ended December 31, 2001, March 31, 2002 and June 30, 2002, management made decisions to terminate employees in response to lower revenues. In addition to headcount reductions, the Company incurred costs related to the closing of a foreign office. Certain tangible and intangible assets were also abandoned in connection with the restructuring efforts. Restructuring charges, totaling approximately $1,688 after reversals, were recorded during fiscal 2002. The charges can be summarized as follows:

         - During the quarter ended December 31, 2001, approximately $169 of employee severance was recorded. Headcount reductions were made in the Semiconductor Equipment Group and the Acuity CiMatrix division. Approximately 30 employees were terminated throughout all functions of these operations.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

         - In the quarter ended March 31, 2002, approximately $542 of severance was recorded. Approximately 30 employees were terminated throughout all functions of the Semiconductor Equipment Group. Also, approximately $335 of severance and facility cost restructuring charges was reversed during the quarter. The reversal of charges was due to a change in operating plans by the Company which abandoned plans to close a facility. Severance for employees at that facility and facility exit costs previously accrued were reversed.

         - In the quarter ended June 30, 2002, approximately $1,225 of severance and other charges was recorded. Approximately 100 employees were terminated throughout all functions of the Semiconductor Equipment Group, the Acuity CiMatrix division as well as within the Corporate staff. The restructuring also included costs related to the closing of foreign offices, which included the write-off of tangible assets of $269.

         - In the quarter ended September 30, 2002, approximately $177 of severance and other charges were recorded, relating primarily to the finalization of a foreign office closing in the Semiconductor Equipment Group, which included the write-off of certain tangible property totaling $85. Also, approximately $90 of severance was reversed during the quarter relating to the Acuity CiMatrix division, an adjustment to an estimated amount accrued in the prior quarter.

         All accrued charges remaining at September 30, 2002 were paid within the Company's fiscal year ending September 30, 2003.

         Impairments Fiscal 2002 -- Because of the continued decline in revenues in 2002, the Company reviewed its long-lived assets, including capitalized software, purchased technologies and goodwill for impairment. To evaluate and measure the impairment of capitalized software the Company considered the estimated future gross revenues reduced by estimated future costs, including costs of performing maintenance and customer support. To evaluate the impairment of purchased technologies and goodwill, the Company compared the carrying amount to estimated undiscounted net future cash flows. If an impairment was indicated, the amount was measured as the excess of the carrying amount over the fair market value of the asset, which the Company generally estimated using a discounted cash flow model. As a result of this review, the Company recorded in fiscal 2002 impairment charges relating to capitalized software, goodwill and other intangible assets totaling $260, $2,296, and $2,000, respectively.

         A summary of these restructuring costs and impairment charges during fiscal 2002 is as follows:

                                        LIABILITY AT                             CASH       NON-CASH   LIABILITY AT
                                        SEPTEMBER 30,   CHARGES IN    AMOUNTS   AMOUNTS      AMOUNTS   SEPTEMBER 30,
                                            2001        FISCAL 2002  REVERSED  INCURRED     INCURRED       2002
                                       -------------   ------------  --------- --------     --------   -------------
RESTRUCTURING
Severance payments to employees.....      $   917        $ 1,730      $ 346     $ 2,148     $    55       $   98
Exit costs from facilities..........          360             45         79         249          --           77
Write-off of other tangible and
  intangible assets.................           --            338         --          --         338           --
                                          -------        -------      -----     -------     -------       ------
Subtotal restructuring..............        1,277          2,113        425       2,397         393          175
                                          -------        -------      -----     -------     -------       ------
IMPAIRMENTS
Capitalized Software................           --            260         --          --         260           --
Other intangible assets.............           --          2,000         --          --       2,000           --
Goodwill............................           --          2,296         --          --       2,296           --
                                          -------        -------      -----     -------     -------       ------
Subtotal impairments................           --          4,556         --          --       4,556           --
                                          -------        -------      -----     -------     -------       ------
Total...............................      $ 1,277        $ 6,669      $ 425     $ 2,397     $ 4,949       $  175
                                          =======        =======      =====     =======     =======       ======

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002:

                                                                                    2003
                                                            --------------------------------------------------
                                                               FIRST       SECOND         THIRD       FOURTH
                                                              QUARTER      QUARTER       QUARTER      QUARTER
                                                            ----------   -----------   ----------   ----------
Revenues................................................    $   10,388   $     9,387   $   10,125   $   13,500
Gross profit............................................         3,109           505        4,089        5,406
Severance and other charges.............................           200         3,971          140         (422)
Net loss................................................        (8,534)      (14,832)      (3,252)      (3,486)
Net loss per share -- basic and diluted.................         (0.70)        (1.21)       (0.26)       (0.27)

                                                                                    2002
                                                            --------------------------------------------------
                                                               FIRST       SECOND        THIRD       FOURTH
                                                              QUARTER      QUARTER      QUARTER      QUARTER
                                                            ----------   -----------   ----------   ----------
Revenues................................................    $   14,965   $   14,043    $  15,348    $   14,887
Gross profit............................................         4,635        5,386        4,913          (659)
Severance and other charges.............................           165          211        1,225         4,643
Net loss................................................        (3,439)      (8,718)      (9,992)      (19,625)
Net loss per share -- basic and diluted.................         (0.47)       (0.97)       (0.89)        (1.62)

17. WARRANTY COSTS

         We estimate the cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required. We recorded warranty provisions totaling $158, $777 and $1,990 during the fiscal years ended September 30, 2003, September 30, 2002 and September 30, 2001.

18. GOODWILL

         In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001. The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

         In accordance with SFAS No. 142, The Company initiated a goodwill impairment assessment during the first quarter of fiscal 2003. The results of this analysis concluded that there was no impairment charge. The following table presents the fiscal year results of the Company on a comparable basis assuming goodwill is not amortized:

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                                                                            2003          2002           2001
                                                                        ------------  ------------  ------------
REPORTED NET LOSS AVAILABLE TO COMMON STOCKHOLDERS (SEE NOTE 14)..      $   (30,104)  $   (41,988)  $   (105,077)
Goodwill amortization.............................................               --           415            900
                                                                        -----------   -----------   ------------
Adjusted net loss.................................................          (30,104)      (41,573)      (104,177)
                                                                        -----------   -----------   ------------
BASIC AND DILUTED EARNINGS PER SHARE:
Reported net loss.................................................      $     (2.44)  $     (4.19)  $     (14.72)
                                                                        -----------   -----------   ------------
Goodwill amortization.............................................      $        --   $      0.04   $       0.12
                                                                        -----------   -----------   ------------
Adjusted net loss.................................................      $     (2.44)  $     (4.15)  $     (14.60)
                                                                        -----------   -----------   ------------

19. OTHER SUBSEQUENT EVENTS

         On October 20, 2003 the Company entered into an agreement with International Product Technology, Inc. ("IPT"), to sell IPT certain assets of its Systemation Business, primarily consisting of inventory and intellectual property. Under the terms of this agreement, the Company sold IPT certain assets and received $40 in cash and a promissory note for the principal amount of approximately $3,629.

          SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                          COLUMN A    COLUMN B     COLUMN C     COLUMN D     COLUMN E
                                                         ----------  ----------   ----------    --------     ---------
                                                                                   ADDITION
                                                                                  CHARGED TO
                                                         BALANCE AT  CHARGED TO      OTHER                    BALANCE
                                                         BEGINNING    COST AND     ACCOUNTS    DEDUCTION --  AT END OF
                      DESCRIPTION                        OF PERIOD    EXPENSES     DESCRIBED    DESCRIBED     PERIOD
------------------------------------------------------   ----------  ----------   ----------   ------------  ---------
                                                                                (IN THOUSANDS)
Year Ended September 30, 2003:
  Allowance for doubtful accounts.....................    $  1,672   $     984      $  --       $ 1,516(1)   $  1,140
                                                          --------   ---------      -----       -------      --------
  Reserve for excess and obsolete inventory...........    $ 24,310   $   3,703      $  --       $ 8,453(1)   $ 19,560
                                                          --------   ---------      -----       -------      --------
  Reserve for sales warranties........................    $  1,735   $     158      $  --       $ 1,417(1)   $    476
                                                          --------   ---------      -----       -------      --------
Year Ended September 30, 2002:
  Allowance for doubtful accounts.....................    $  1,927   $      40      $  --       $   295(1)   $  1,672
                                                          --------   ---------      -----       -------      --------
  Reserve for excess and obsolete inventory...........    $ 21,288   $   4,913      $  --       $ 1,891(1)   $ 24,310
                                                          --------   ---------      -----       -------      --------
  Reserve for sales warranties........................    $  2,156   $     777      $  --       $ 1,198(1)   $  1,735
                                                          --------   ---------      -----       -------      --------
Year Ended September 30, 2001:
  Allowance for doubtful accounts.....................    $  1,434   $   1,122      $  --       $   629(1)   $  1,927
                                                          --------   ---------      -----       -------      --------
  Reserve for excess and obsolete inventory...........    $  7,670   $  17,300      $  --       $ 3,682(1)   $ 21,288
                                                          --------   ---------      -----       -------      --------
  Reserve for sales warranties........................    $  1,411   $   1,990      $  --       $ 1,245(1)   $  2,156
                                                          --------   ---------      -----       -------      --------

----------

(1) Amounts written off.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                        (IN THOUSANDS, EXCEPT PER SHARE)

                                                                        (UNAUDITED)
                                                                        DECEMBER 31,
                                                                            2003
                                                                        ------------
                                    ASSETS
Current Assets:
   Cash and cash equivalents                                            $         53
   Accounts receivable, net                                                   10,667
   Inventories                                                                 9,326
   Prepaid expenses and other current assets                                   2,204
                                                                        ------------
      Total current assets                                                    22,250
   Plant and equipment, net                                                    2,331
   Goodwill                                                                    1,333
   Software development costs, net                                             4,889
   Other assets                                                                2,622
   Note receivable                                                             2,265
   Deferred financing costs                                                    8,107
                                                                        ------------
                                                                        $     43,797
                                                                        ============
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Revolving credit facility                                             $     10,571
  Notes payable and current portion of long-term debt                          9,492
  Accounts payable current                                                     1,941
  Accounts payable past-due                                                    6,278
  Accrued expenses and other current liabilities                              16,685
  Deferred gross profit                                                        1,703
                                                                        ------------
     Total current liabilities                                                46,670
  Long-term debt                                                               1,408
  Deferred gain                                                                2,185
                                                                        ------------
     Total liabilities                                                        50,263
  Commitments and contingencies                                                   --
  Stockholders' Deficit:
  Common stock, $.01 par value; shares authorized 100,000 shares, issued and outstanding; December 31, 2003 - 17,292 and
    September 30, 2003 - 14,724                                                  173
  Additional paid-in capital                                                 308,263
  Accumulated deficit                                                       (313,557)
  Accumulated other comprehensive loss                                        (1,345)
                                                                        ------------
     Total stockholders' deficit                                              (6,466)
                                                                        ------------
                                                                        $     43,797
                                                                        ============

                See notes to consolidated financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  THREE MONTHS ENDED DECEMBER 31,
                                                  -------------------------------
                                                       2003           2002
                                                     --------       --------
Revenues                                             $ 10,337       $ 10,388
Cost of revenues                                        5,283          7,279
                                                     --------       --------
   Gross profit                                         5,054          3,109
                                                     --------       --------
Operating costs and expenses:
   Research and development expenses                    2,644          3,173
   Selling, general and administrative expenses         6,381          8,146
   Restructuring and other charges                         --            200
                                                     --------       --------
 Loss from operations                                  (3,971)        (8,410)
   Other (losses) gains                                   (77)           197
   Interest expense, net                                 (589)          (321)
                                                     --------       --------
Loss before income taxes                               (4,637)        (8,534)
Provision for income taxes                                 --             --
                                                     --------       --------
   Net loss                                          $ (4,637)      $ (8,534)
                                                     ========       ========
Loss per share

   Basic and diluted                                 $  (0.31)      $  (0.70)
                                                     ========       ========
Weighted Average Shares

   Basic and diluted                                   15,129         12,178

                See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 2003
                                   (UNAUDITED)


                                                                                                   ACCUMULATED
                                            COMMON STOCK                                              OTHER
                                       ----------------------        ADDITIONAL                   COMPREHENSIVE        TOTAL
                                         NUMBER                       PAID-IN       ACCUMULATED       INCOME       STOCKHOLDERS'
                                       OF SHARES       AMOUNT         CAPITAL         DEFICIT         (LOSS)          DEFICIT
                                       ---------       ------         -------         -------         ------          -------
                                                                             (IN THOUSANDS)
BALANCE, OCTOBER 1, 2003............     14,724       $     147      $ 299,768      $(308,920)      $  (1,445)      $ (10,450)
Shares issued in connection with
  the exercise of stock options
  and warrants......................      2,202              22          7,210             --              --           7,232
Shares and warrants issued for
  professional services.............          3              --             12             --              --              12
Shares and warrants issued in
  connection with the private
  placement of common stock.........       400               4            961             --              --             965
Shares issued in exchange for debt..        25              --             96             --              --              96
Warrants issued.....................        --              --            216             --              --             216
Cancellation of restricted shares...       (62)             --             --             --              --              --
Translation adjustment..............        --              --             --             --             100             100
Net loss............................        --              --             --         (4,637)             --          (4,637)
                                      ---------       ---------      ---------      ---------       ---------       ---------
BALANCE, DECEMBER 31, 2003..........     17,292       $     173      $ 308,263      $(313,557)      $  (1,345)      $  (6,466)
                                      =========       =========      =========      =========       =========       =========

                See notes to consolidated financial statements.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                  THREE MONTHS
                                                                                ENDED DECEMBER 31,
                                                                                ------------------
                                                                                 2003        2002
                                                                                 ----        ----
OPERATING ACTIVITIES:
Net loss                                                                       $(4,637)    $(8,534)
Adjustments to reconcile net loss to net cash used in operating activities
   Depreciation and amortization                                                 1,293       1,788
   Non cash interest                                                                28          --
   Loss on shares exchanged for debt                                                77          --
   Issuance of warrants and shares in lieu of cash                                  --          21
   Bad debt provision                                                               50         603
   Inventory provision                                                              --         300
   Warranty provision                                                                6          80
   Changes in operating assets and liabilities (net of effects of business acquired and assets sold)
         Accounts receivable                                                    (1,216)      3,131
         Inventories                                                               876       2,113
         Prepaid expenses and other current assets                                (368)       (557)
         Other assets                                                               (2)        240
         Accounts payable current                                               (1,078)     (1,981)
         Accounts payable past-due                                                (249)      2,274
         Accrued expenses and other current liabilities                         (1,110)        (77)
         Deferred gross profit                                                      10         240
                                                                               -------     -------
   Net cash used in operating activities                                        (6,320)       (359)
INVESTING ACTIVITIES:
Additions to plant and equipment, net                                              (19)       (302)
Additions to software development costs                                           (177)       (377)
Payments received from sale of assets                                               68          --
                                                                               -------     -------
   Net cash used in by investing activities                                       (128)       (679)
                                                                               -------     -------
FINANCING ACTIVITIES:
Issuance of convertible note                                                        --         500
Proceeds from exercise of stock options and warrants                                25          --
Proceeds from private placement of common stock, net of offering costs             960          --
Loan refinancing costs                                                            (535)         --
Net proceeds from revolving credit facility                                      5,936       1,221
Repayment of long-term borrowings                                                 (248)       (369)
                                                                               -------     -------
   Net cash provided by financing activities                                     6,138       1,352
                                                                               -------     -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                        (4)        (71)
                                                                               -------     -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              (314)        243
   Beginning of period                                                             367         220
                                                                               =======     =======
   End of period                                                               $    53     $   463
                                                                               =======     =======
Supplemental Cash Flow Information:
Interest paid                                                                  $   143     $   119
                                                                               =======     =======
Taxes paid                                                                     $    34     $    --
                                                                               =======     =======
NONCASH INVESTING AND FINANCING ACTIVITIES:
Discount on convertible debt                                                   $    --     $    65
                                                                               =======     =======
Trade payables exchanged with shares of common stock                           $    19     $    --
                                                                               =======     =======
Estimated fair value of promissory note received on sale of certain assets,
including inventory of $423 (deferred gain recorded on sale of $2,185)         $ 2,540     $    --
                                                                               =======     =======

      See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BUSINESS OVERVIEW AND GOING CONCERN CONSIDERATIONS

      The unaudited consolidated financial statements of Robotic Vision Systems, Inc. and its subsidiaries (the "Company") include the consolidated balance sheet as of December 31, 2003, the consolidated statements of operations, cash flows and stockholders' deficit for the three months ended December 31, 2003 and December 31, 2002 have been prepared by the Company. In the opinion of management, all adjustments (which include mainly recurring adjustments) necessary to present fairly the financial condition, results of operations and cash flows as of December 31, 2003 and for all periods presented have been made.

      Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended September 30, 2003. The operating results for the three months ended December 31, 2003 are not necessarily indicative of the operating results for the full fiscal year.

      The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses for the quarter ended December 31, 2003, fiscal 2003, 2002 and 2001 amounting to $3,971, $31,488, $40,539 and $83,226, respectively, and negative cash flows from operations for the quarter ended December 31, 2003, fiscal 2003, 2002 and 2001 amounting to $6,320, $2,872, $25,905 and $12,584, respectively. Further, the Company has debt payments due which relate to acquisitions the Company has made. These conditions raise doubt about the Company's ability to continue as a going concern.

      The Company has prepared and is executing a plan to meet its financial needs. The Company has undertaken several measures during fiscal 2003 and subsequently to reduce its losses, strengthen its working capital position and provide additional liquidity. During fiscal 2003 it reduced its fixed costs significantly, reduced its operating losses and lowered its breakeven level of revenues. In November 2002, it began the process of selling the Semiconductor Equipment Group ("SEG") business. On December 4, 2002, the Company received $500 from the issuance of a convertible note. On April 11, 2003, the Company received a $1,000 settlement payment and the first one-half of a $4,000 loan from a major customer. On September 26, 2003, the Company completed a private placement of its common stock, which, along with the exercise on December 1, 2003, of an option to purchase additional shares by its lead investor, raised gross proceeds of $6,000. The proceeds as of September 30, 2003, net of offering expenses, totaled approximately $4,600. On November 26, 2003, the Company replaced its existing revolving credit facility with a new facility, which increased its maximum borrowing availability to $13,000. In December 2003, the Company informed the major customer of its desire to draw down the second tranche of the $4,000 loan. In response, the major customer stated that it will advance the second tranche loan only if the Company agrees to substantial modifications to the settlement and release agreement. The Company has not as yet determined whether it is prepared to accept such modifications.

      In November 2002, the Company adopted a formal plan to sell the SEG business. In the period since the formal plan was adopted, the semiconductor equipment industry has entered the early stages of a growth cycle driven by rising semiconductor industry sales. Also, during this period the SEG business has (a) lowered its fixed costs and breakeven level of revenues, (b) reduced its liabilities through a series of debt-for-equity exchanges, and (c) recruited an experienced high technology executive to run the operations and oversee its eventual sale. While there can be no assurance of a successful outcome, the Company believes that given these changes in the business and the concurrent improvement in the semiconductor capital spending environment, the SEG business has the potential to generate positive cash flow from operations and return to profitability. Accordingly, the Company believes the timing of the SEG business' sale should be lengthened to allow for the realization of a sale price that more closely reflects what it believes is the business' inherent value. Given this change in circumstances, there exists the possibility that a disposition of the SEG business may not occur within the timeframe imposed by generally accepted accounting principles to present the SEG business as a discontinued operation in the Company's financial statements. Accordingly, beginning in the quarter ended June 30, 2003, the Company began reflecting the SEG business as a continuing operation. Therefore, the results of operations and cash flows for the period ended December 31, 2002 reflect this reclassification.

      The sale of SEG, if completed, is expected to result in sufficient proceeds to pay down a significant portion of the Company's debt, reduce accounts payable, and provide working capital for the Company's remaining business. However, no assurance can be given that SEG will be sold at a price, or on sufficient terms, to allow for such a result. Because the timing and proceeds of a prospective sale of SEG is uncertain, the Company took steps during fiscal 2003 and the first quarter of fiscal 2004 to increase its working capital.

      If the Company does not succeed in selling the Semiconductor Equipment Group, it may not have sufficient working capital to continue in business. While management believes that it will complete such a sale, there can be no assurance that the proceeds of a sale will be sufficient to finance the Company's remaining businesses. In that event, the Company may be forced either to seek additional financing or to sell some or all of the remaining product lines.

2. INVENTORIES

      Inventories consisted of the following:

                        DECEMBER 31, 2003   SEPTEMBER 30, 2003
                        -----------------   ------------------
Raw Materials              $   3,609            $    4,875
Work-in-Process                2,147                 1,588
Finished Goods                 3,570                 4,532
                           ---------            ----------
     Total                 $   9,326            $   10,995
                           =========            ==========

      Finished goods inventory includes $288 and $386 that have been placed on consignment with distributors at December 31, 2003 and September 30, 2003, respectively.

3. LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of shares outstanding during each period. Diluted net loss per share reflects the effect of the Company's outstanding stock options and warrants (using the treasury stock method), except where such options and warrants would be anti-dilutive. The calculations of net loss per share for the following periods are as follows:

                                                                      THREE MONTHS ENDED
                                                                         DECEMBER 31,
                                                                      ------------------
                                                                      2003          2002
                                                                      ----          ----
BASIC AND DILUTED EPS
Net loss                                                            $  (4,637)    $  (8,534)
                                                                    ---------     ---------
Net loss - numerator                                                   (4,637)       (8,534)
Weighted average number of common shares - denominator                 15,129        12,178
                                                                    ---------     ---------
Net loss per share - basic and diluted                              $   (0.31)    $   (0.70)
                                                                    =========     =========

      For the three months ended December 31, 2003 and 2002, potential common shares were anti-dilutive due to the loss for the period. For the three months ended December 31, 2003 and 2002, the Company had potential common shares, representing outstanding options and warrants, excluded from the earnings per shares calculation of 1,569 and 1,426, respectively, as they were considered anti-dilutive.

4. COMPREHENSIVE LOSS

      In addition to net income or loss, the only item that the Company currently records as other comprehensive income or loss is the change in the cumulative translation adjustment resulting from the changes in exchange rates and the effect of those changes upon translation of the financial statements of the Company's foreign operations. The following table presents information about the Company's comprehensive loss for the following periods:

                                                           THREE MONTHS ENDED
                                                              DECEMBER 31,
                                                         -----------------------
                                                            2003          2002
                                                            ----          ----
Net loss                                                 $  (4,637)    $  (8,534)
Effect of foreign currency translation adjustments             100           (69)
                                                         ---------     ---------
Comprehensive loss                                       $  (4,537)    $  (8,603)
                                                         =========     =========

5. REVOLVING CREDIT FACILITY, NOTES PAYABLE AND LONG-TERM DEBT

REVOLVING CREDIT FACILITY

      The Company had a $10,000 revolving credit facility, which was due to expire on April 28, 2003. The termination date had been extended eight times by the lender. This credit facility allowed for borrowings of up to 90% of eligible foreign receivables up to $10,000 of availability provided under the Export-Import Bank of the United States guarantee of certain foreign receivables and inventories, less the aggregate amount of drawings under letters of credit and any bank reserves.

      On November 26, 2003, the Company replaced its $10,000 revolving credit line with a $13,000 facility. The new facility has two revolving credit lines. The first of which accords the Company a maximum of $10,000 and is collateralized by certain foreign receivables and inventory with availability subject to a borrowing base formula. This line, which is guaranteed by the Export-Import Bank of the United States expires on November 30, 2005 and has a 7% interest rate. The second line is for a maximum of $3,000 and is collateralized by certain domestic receivables. Availability under this line is subject to a borrowing base formula, which, as defined in the credit agreement, includes a $1,500 overadvance feature. It expires on November 25, 2006 and has a 17% interest rate of which 5% can be capitalized at the Company's option (as defined in the agreement). The facility contains covenants pertaining to the Company's net worth and to fixed charge coverage (as defined). The Company can prepay the facility at its discretion. In the event of the sale of SEG, the Company is required to repay in full the $10,000 credit line. The $3,000 credit line continues subject to the Company meeting certain financial conditions. The facility also includes an annual commitment fee of 0.5% based on the unused portion of the facility. At December 31, 2003, the aggregate amount available under the lines was approximately $11,560, against which the Company had $10,571 of borrowings.

      In connection with the facility, the Company issued a warrant to purchase 2,200 shares of the Company's common stock at an exercise price of $0.01 per share to the lender and a warrant to purchase 60 shares of the Company's common stock at an exercise price of $0.01 per share to the placement agent. The Company recorded a deferred financing cost for the fair value of the warrants, of approximately $7,400 using the Black-Scholes valuation model with the following assumptions: volatility of 185% and risk-free interest rate of 2.48%. The deferred financing cost is being amortized and charged to interest expense over the life of the facility. The lender exercised its warrant on December 18, 2003.

      In addition, the Company incurred costs in connection with the financing of approximately $465 which are being amortized and charged to interest expense over the life of the facility. Upon the maturity or payoff of the facility the Company will also be obligated to pay $400 reflecting deferred interest and closing costs and which are being amortized and charged to interest expense over the life of the facility.

NOTES PAYABLE AND LONG-TERM DEBT:

      Notes payable and long-term debt at December 31, 2003 and September 30, 2003 consisted of the following:

                                                               DEC 31         SEPT 30
                                                                2003           2003
                                                                ----           ----
Subordinated note payable - 8.25%, payable in equal
  quarterly installments of $281, currently due               $    565       $    565
Abante note payable - 8%, currently due                            900          1,000
Abante payable - non-interest bearing, discounted at
  8%, payable in annual installments of $500,
  through November 2006                                          1,762          1,786
AIID notes payable -- prime rate (4.00% at
  December 31, 2003 and September 30, 2003)                      4,232          4,245
Promissory note, 10%, due April 11, 2004                         2,000          2,000
9% Convertible Senior Note - due December 4, 2005                  458            454
Promissory note, 8.7%, due September 20, 2006                      905             --
Other long-term debt                                                78             70
                                                              --------       --------
Total notes payable and long-term debt                          10,900         10,120
Less notes payable and current portion of long-term debt        (9,492)        (8,835)
                                                              --------       --------
Long-term debt                                                $  1,408       $  1,285
                                                              ========       ========

      As of December 31, 2003, deferred financing costs totaled $8,107 and consisted of the fair value of placement agent and lender warrants of $7,138 and deferred interest, closing costs and financing costs of $969.

      The subordinated note payable to General Scanning matured in June 2003, bearing interest at the prime lending rate (4.0% at December 31, 2003) and called for quarterly payments of $281 commencing September 12, 2001. The Company did not make either the March 12, 2003 or June 12, 2003 note principal payments. The Company is currently a defendant in an action entitled GSI Lumonics Inc. v. Robotic Vision Systems, Inc., C.A. No. CV-03-4474 (E.D.N.Y.) in which the plaintiff, GSI Lumonics Inc. ("GSLI") as successor to General Scanning, alleges breach of contract and conversion, and seeks injunctive relief and unspecified damages. GSLI alleges that RVSI breached a 1998 Settlement Agreement by failing to terminate a license relating to certain lead scanning technology in March 2003. On or about January 30, 2004, the court entered an injunction against the Company enjoining it from, among other things, disclosing, licensing, selling or assigning the disputed technology. Meanwhile, RVSI has terminated the disputed license. Plaintiff has moved for summary judgment on its breach of contract claim, and RVSI has moved to dismiss the case as moot and for failure to state a claim.

      On November 21, 2001, the $1,500 note payable issued to the former principals of Abante Automation Inc. ("Abante") came due, together with 8% interest thereon from November 29, 2000. In connection with the acquisition of Abante, the Company agreed to make post-closing installment payments to the selling shareholders of Abante. These non-interest bearing payments were payable in annual installments of not less than $500 through November 2005. On November 21, 2001, the first of five annual installments on the Abante payable also became due, in the amount of $500. Pursuant to an oral agreement with the former principals of Abante, the Company paid on November 21, 2001 the interest, $250 of note principal and approximately $112 of the first annual installment. The balance of the sums originally due on November 21, 2001, were rescheduled for payment in installments through the first quarter of fiscal 2003. The Company continued to make certain payments in accordance with the terms of that agreement, paying the interest, $250 of note principal and approximately $150 of the first annual installment on February 21, 2002, and paying approximately $238 of the first annual installment on May 21, 2002. The Company did not make either the November 2002 note principal payment of $1,000 or a significant portion of the November 2002 annual installment payment of $500. In addition, the Company did not make a significant portion of the November 2003 annual installment payment of $500. On December 19, 2003, the Company entered into a settlement agreement with the former principals of Abante who agreed to forbear from taking action against the Company for fifteen months. Pursuant to this agreement, the Company paid $300 in January 2004, agreed to make additional monthly payments of at least $35, and agreed to pay the remaining balance due upon the sale of SEG, subject to certain conditions. During the three months ended December 31, 2003, the Company also made two principal payments of $50 each. As of December 31, 2003, the remaining outstanding balances on the note payable and post-closing installment payments were $900 and $1,762, respectively.

      On January 3, 2002, a payment of $1,855 under notes issued to the former shareholders of Auto Image ID, Inc. ("AIID") came due together with interest at prime rate. On the due date, the Company paid the interest and approximately $240 of note principal to certain of these shareholders. The Company reached an agreement with the other former shareholders to pay the sums originally due on January 3, 2002, in three approximately equal principal installments in April 2002, August 2002 and December 2002. In exchange for the deferral, the Company issued warrants to purchase 183 shares of its common stock with an exercise price of $5.70 per share. The fair value of these warrants (determined using Black-Scholes pricing model), totaling approximately $137, was charged to operations through January 2003. In accordance with the agreement with the other former stockholders, the Company made note principal and interest payments on April 1, 2002 of approximately $516 and $31, respectively, and note principal and interest payments on August 1, 2002 of $536 and $29, respectively. The Company did not make the December 2002 and January 2003 installment payments due of $535 and $1,855, respectively, and is therefore in default. Seven of the former shareholders filed lawsuits against the Company seeking payment of all amounts currently past due. These noteholders agreed to forbear from taking action to enforce their notes until May 1, 2004 or the earlier occurrence of certain events. On October 29, 2003, additional noteholders agreed to forbear from taking action until May 1, 2004. The Company agreed to issue these noteholders warrants to purchase 59 shares of its common stock at exercise prices ranging from $2.50 per share to $3.60 per share and paid these noteholders the outstanding interest that had accrued through June 1, 2003. The balance of the notes of $1,855 became due on January 3, 2004 and was not paid by the Company.

      On December 4, 2002, Pat V. Costa, the Company's Chief Executive Officer, loaned the Company $500 and the Company issued a 9% Convertible Senior Note in the amount of $500. Under the terms of this note, the Company is required to make semiannual interest payments in cash on May 15 and November 15 of each year commencing May 2003, and pay the principal amount on December 4, 2005. This note allows Mr. Costa to require earlier redemption by the Company in certain circumstances including the sale of a division at a purchase price at least equal to the amounts then due under this note. Thus, Mr. Costa may require redemption at the time of the sale of SEG. This note also allows for conversion into shares of common stock. The note may be converted at any time by Mr. Costa until the note is paid in full or by the Company if at any time following the closing date the closing price of the Company's Common Stock is greater, for 30 consecutive trading days, than 200% of the conversion price. Mr. Costa's conversion price is equal to 125% of the average closing price of the Company's common stock for the thirty consecutive trading days ending December 3, 2002, or $2.10 per share. This convertible debt contained a beneficial conversion feature, and as the debt is immediately convertible, the Company recorded a dividend in the amount of approximately $18 on December 4, 2002. The Company did not make the semiannual interest payment due on May 15, 2003. On October 28, 2003, Mr. Costa agreed to forbear from exercising his rights with respect to this interest payment until January 14, 2005.

      In connection with the 9% Convertible Senior Note, on December 4, 2002, the Company issued warrants to Mr. Costa. Under the terms of the warrants, Mr. Costa is entitled to purchase from the Company shares equal to 25% of the total number of shares of Common Stock into which the Convertible Senior Note may be converted or approximately 60 shares. The warrants have an exercise price of $3.15. The Company recorded the fair value of these warrants of approximately $65 as a discount to the debt using the Black-Scholes valuation model with the following assumptions: volatility of 107% and risk-free interest rate of 2.49%. This discount is being amortized over the period from December 4, 2002 to December 4, 2005.

      On December 4, 2002, as a condition to making the loan mentioned above and in order to secure the prompt and complete repayment, the Company entered into a Security Agreement with Mr. Costa. Under the terms of this agreement, the Company granted Mr. Costa a security interest in certain of the Company's assets.

      On April 11, 2003, the Company entered into a settlement and release agreement with a major customer, which provided for the release of certain claims among the parties and the payment of $1,000 to the Company. On the same date, the Company entered into a loan agreement with this customer which afforded the Company the right to borrow an aggregate of $4,000, in two equal tranches, subject to the conditions of each closing. The first closing occurred on April 11, 2003, at which time the Company delivered to the major customer a secured promissory note in the amount of $2,000 with a maturity date of April 11, 2004, bearing an interest rate of 10%. The second closing for the delivery of a separate promissory note is subject to additional terms and conditions. In December 2003, the Company informed the major customer of its desire to draw down the second tranche of the loan. In response, the major customer stated that it will advance the second tranche loan only if the Company agrees to substantial modifications to the settlement and release agreement. The Company has not as yet determined whether it is prepared to accept such modifications.

      On October 31, 2003, the Company reached a settlement with the landlord of its New Berlin, Wisconsin facility at which it had ceased operations in February 2003. In exchange for the release of all past and future obligations, the Company issued the landlord a $1,000 note payable in 36 equal payments of approximately $31 each. The note reflects an effective interest rate of approximately 8.7%. The note is payable in full upon the occurrence of certain events, including the sale of SEG. In addition to the note, the Company issued a three-year warrant to purchase 20 shares of common stock at an exercise price of $0.05 per share. The Company determined the fair value of the warrant of approximately $65 using the Black-Scholes valuation model with the following assumptions: volatility of 185% and risk-free interest rate of 2.28%.

      As of February 6, 2004, the Company was in default on an aggregate of $4,301 of its borrowings.

      Principal maturities of notes payable and long-term debt as of December 31, 2003 are as follows:

 2005    $  9,492
 2006       1,408
         --------
Total    $ 10,900
         ========

6. RESTRUCTURING CHARGES

      During the three month periods ended December 31, 2003 and 2002, the Company recorded restructuring charges of $0 and $200, respectively. During the three month period ended December 31, 2002, certain SEG senior management and technical employees were granted retention agreements. These agreements allow for employees to receive cash and stock benefits for remaining with the Company and continuing through the sale of SEG. The current cash value of the award is approximately $720. The Company is accruing these agreements over the expected service period, which has been based upon the estimated timing of the sale of SEG. The Company accrued approximately $200 as of December 31, 2002.

      A summary of the remaining restructuring costs as of December 31, 2003 is as follows:

                                  LIABILITY AT                   CASH       NON-CASH    LIABILITY AT
                                    SEPT. 30,      AMOUNTS      AMOUNTS      AMOUNTS    DECEMBER 31,
                                      2003         ACCRUED     INCURRED     INCURRED        2003
                                  ------------     -------     --------     --------    ------------
Severance payments to employees     $    46         $ --         $ 29       $     --       $   17
Exit costs from facilities            1,316           --           10          1,000          306
Retention agreements                    600           --           --             --          600
                                    -------         ----         ----       --------       ------
          Total                     $ 1,962         $ --         $ 39       $  1,000       $  923
                                    =======         ====         ====       ========       ======

7. WARRANTY COSTS

      We estimate the cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required. We recorded warranty provisions totaling $6 and $80 during the three months ended December 31, 2003 and December 31, 2002, respectively.

8. SALE OF CERTAIN ASSETS

      On October 20, 2003 the Company entered into an agreement to sell certain assets of its Systemation Business consisting primarily of inventory and intellectual property. Under the terms of the sale agreement, the Company received $40 in cash and a promissory note for the nominal amount of approximately $3,600. The note is repayable in increasing periodic payments through November 15, 2008. The Company has reflected the note at its estimated fair value of approximately $2,600 at an estimated effective interest rate of 18%. The Company made certain assumptions in valuing the promissory note, including existing market conditions, marketability of the note, and other market variables affecting the realization of the note during the long period involved. The Company has concluded that collection of the note cannot be reasonably assured, on the basis that the buyer is a new entity with limited financial history upon which to make a determination. Henceforth, the Company has also deferred the gain on this sale of approximately $2,200, which will be recognized as payments are received on the note.

9. SEGMENT INFORMATION

      The Company operates in two reportable segments serving the machine vision industry. The Company has determined its reporting segments primarily based on the nature of the products offered by the Semiconductor Equipment Group and the Acuity CiMatrix division. The Semiconductor Equipment Group, which is comprised of the Electronics subdivision, including Abante Automation, supplies inspection equipment to the semiconductor industry. The Acuity CiMatrix division designs, manufactures and markets 2-D data collection products and barcode reading systems, as well as 2-D machine vision systems and lighting products for use in industrial automation. The Company categorizes as "Other" in the table below, activities relating primarily to corporate.

      The accounting policies of each segment are the same as those described in the annual report on Form 10-K. Sales between segments are determined based on an intercompany price that is consistent with external customers. Intersegment sales by the Acuity CiMatrix division were approximately $93 and $11 for the three months ended December 31, 2003 and 2002, respectively. All intercompany profits are eliminated in consolidation. Other income (loss) includes unallocated corporate general and administrative expenses. Other assets are comprised primarily of corporate accounts. Although certain research activities are conducted by the Acuity CiMatrix division for the Semiconductor Equipment Group, research and development expenses are reported in the segment where the costs are incurred. The following table presents information about the Company's reportable segments. All intercompany transactions have been eliminated.

                                                                    THREE MONTHS ENDED
                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     2003         2002
                                                                     ----         ----
REVENUES:
Semiconductor Equipment........................................    $   4,613    $   5,334
Acuity CiMatrix................................................        5,724        5,054
                                                                   ---------    ---------
    Total Revenues.............................................    $  10,337    $  10,388
                                                                   =========    =========
LOSS FROM OPERATIONS:
Semiconductor Equipment........................................    $  (1,532)   $  (4,733)
Acuity CiMatrix................................................           48       (1,530)
Other..........................................................       (2,487)      (2,147)
                                                                   ---------    ---------
    Total loss from operations.................................    $  (3,971)   $  (8,410)
                                                                   =========    =========
DEPRECIATION AND AMORTIZATION:
Semiconductor Equipment........................................    $     469    $   1,080
Acuity CiMatrix................................................          475          657
Other..........................................................          349           51
                                                                   ---------    ---------
    Total depreciation and amortization........................    $   1,293    $   1,788
                                                                   =========    =========
TOTAL ASSETS

Semiconductor Equipment........................................    $  21,424    $  32,006
Acuity CiMatrix................................................       13,413       16,957
Other..........................................................        8,960        1,230
                                                                   ---------    ---------
    Total assets...............................................    $  43,797    $  50,193
                                                                   =========    =========
EXPENDITURES FOR PLANT AND EQUIPMENT, NET

Semiconductor Equipment........................................    $      --    $     286
Acuity CiMatrix................................................           19           16
Other..........................................................           --            0
                                                                   ---------    ---------
    Total expenditures for plant and equipment, net............    $      19    $     302
                                                                   =========    =========
CAPITALIZED AMOUNTS OF SOFTWARE DEVELOPMENT COSTS
Semiconductor Equipment........................................    $      --    $     210
Acuity CiMatrix................................................          177          167
                                                                   ---------    ---------
    Total capitalized amounts of software development costs....    $     177    $     377
                                                                   =========    =========

10. GOODWILL

      In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 with early adoption permitted for companies with fiscal years beginning after March 15, 2001. The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The Company conducts a periodic assessment, annually or more frequently, if impairment indicators exist on the carrying value of our goodwill.

      In accordance with SFAS No. 142, The Company initiated a goodwill impairment assessment during the first quarter of fiscal 2003. The results of this analysis concluded that there was no impairment charge.

11. STOCK-BASED COMPENSATION

      The Company accounts for equity-based compensation arrangements in accordance with the provisions of APB No. 25 and complies with the disclosure provisions of SFAS No. 123, as amended by SFAS 148. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and EITF Abstract No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in conjunction with Selling Goods or Services. Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of our stock and the exercise price.

      Had compensation cost for our stock based compensation plans and employee stock purchase plan been determined on the fair value at the grant dates for awards under those plans, consistent with SFAS No. 123, the Company's net loss and net loss per share would have been reported at the pro-forma amounts indicated below.

                                                                             THREE MONTHS ENDED
                                                                                 DECEMBER 31,
                                                                           -----------------------
                                                                              2003          2002
                                                                              ----          ----
Net loss..............................................................     $  (4,637)    $  (8,534)
                                                                           ---------     ---------
Deduct: Total stock-based compensation expense determined under the fair value based method for all stock option awards (net of
related tax effects)..................................................          (436)         (569)
                                                                           ---------     ---------
  Net loss -- pro forma...............................................     $  (5,073)    $  (9,103)
                                                                           =========     =========
Loss per share:
  Basic and diluted -- as reported....................................     $   (0.31)    $   (0.70)
                                                                           =========     =========
  Basic and diluted -- pro forma......................................     $   (0.34)    $   (0.75)
                                                                           =========     =========

12. RECENT ACCOUNTING PRONOUNCEMENTS

      In December 2003, the Financial Accounting Standards Board (FASB) issued SFAS 132R. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company will adopt the provisions of SFAS 132R on January 1, 2004. The adoption of this pronouncement is not expected to have a material effect on the Company's financial position, results from operations or cash flows.

      In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company's financial position, results of operations and cash flows.